      As filed with the Securities and Exchange Commission on July 31, 1998



                                                              File No. 333-19583
                                                               File No. 811-8015

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   [X]

                        Pre-Effective Amendment No. 1              [X]

                        Post-Effective Amendment No. ___           [ ]

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]
                                 Amendment No.

                        LSW VARIABLE ANNUITY ACCOUNT I
                          (Exact Name of Registrant)

                    LIFE INSURANCE COMPANY OF THE SOUTHWEST
                              (Name of Depositor)

                           1300 West Mockingbird Lane
                            Dallas, Texas 75247-4921
              (Address of Depositor's Principal Executive Offices)

                  Depositor's Telephone Number: (800) 228-4579

                            D. Russell Morgan, Esq.
                        National Life Insurance Company
                              National Life Drive
                           Montpelier, Vermont 05604


               (Name and Address of Agent for Service of Process)

                                    Copy to:

                            Stephen E. Roth, Esquire
                        Sutherland, Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2404

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

Title of Securities Being Registered: Individual Flexible Premium
Variable Annuity Contracts.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                            CROSS REFERENCE SHEET
                      Pursuant to Rules 481(a) and 495(a)


Showing location in Part A (prospectus) and Part B (statement of additional information) of registration statement of information required by Form N-4


PART A

ITEM OF FORM N-4                                   PROSPECTUS CAPTION
1.       Cover Page                                Cover Page

2.       Definitions                               Definitions

3.       Synopsis                                  Summary of Contract Expenses; Introduction

4.       Condensed Financial
         Information                               Advertising

5.       General

         (a)     Depositor                         Life Insurance Company of the Southwest
         (b)     Registrant                        The Variable Account
         (c)     Portfolio Company                 Underlying Fund Options
         (d)     Fund Prospectus                   Underlying Fund Options
         (e)     Voting Rights                     Voting Rights
         (f)     Administrators                    N/A

6.       Deductions and Expenses

         (a)     General                           Charges and Deductions; Introduction
         (b)     Sales Load                        Charges and Deductions; Introduction
         (c)     Special Purchase Plan             N/A
         (d)     Commissions                       Distribution of the Contracts
         (e)     Expenses - Registrant             Charges and Deductions; Introduction
         (f)     Fund Expenses                     Charges and Deductions
         (g)     Organizational Expenses           N/A


7.  Contracts

     (a)         Persons with Rights               Introduction; Changes to Variable Account; Detailed

                                           Description of  Contract Provisions; Contract Rights; Voting Rights
     (b) (i)     Allocation of
                 Purchase Payments         Introduction; Premium Payments; Free-Look
        (ii)     Transfers                 Introduction; Transfers
       (iii)     Exchanges                 Transfers

         (c)     Changes                   Detailed Description of  Contract Provisions; Changes to
                                           Variable Account
         (d)     Inquiries                 Cover page; Owner Inquiries

8.       Annuity Period                    Annuity Payment Options

9.       Death Benefit                     Death of Owner; Death of Annuitant Prior to the Annuitization Date

10.      Purchases and Contract Value

         (a)     Purchases                 Introduction; Issuance of a Contract; Premium Payments; Free Look; Transfers
         (b)     Valuation                 Definitions; Value of a Variable Account Accumulation Unit
         (c)     Daily Calculation         Definitions; Value of a Variable Account Accumulation Unit
         (d)     Underwriter               Distribution of the Contracts

11.      Redemptions

         (a)     - By Owners               Transfers; Surrender and Withdrawal; Payments; Annuity Payment Options; Federal
                                           Income Tax Considerations
                 - By Annuitant            Transfers; Surrender and Withdrawal; Payments; Annuity Payment Options; Federal
                                           Income Tax Considerations
         (b)     Texas ORP                 N/A
         (c)     Check Delay               N/A
         (d)     Lapse                     N/A
         (e)     Free Look                 Premium Payments; Free Look

12.      Taxes                             Introduction; Required Distributions for Qualified Plans and Tax Sheltered Annuities;
                                           Required Distributions for Individual Retirement Annuities; Generation-Skipping
                                           Transfers; Loan Privilege-Qualified Plans and Tax Sheltered Annuities; Surrenders and
                                           Withdrawals under a Tax Sheltered Annuity Contact; Federal Income Tax Considerations.

13.      Legal Proceedings                 Legal Proceedings

14.      Table of Contents for the
         Statement of Additional
         Information                       Table of Contents of Statement of Additional Information

PART B

ITEM OF FORM N-4                                            PART B CAPTION

15.      Cover Page                                         Cover Page

16.      Table of Contents                                  Table of Contents

17.      General Information and                            Life Insurance Company
         History                                            of the Southwest

18.      Services

         (a)     Fees and Expenses of
                 Registrant                                 Charges and Deductions (prospectus)
         (b)     Management Contracts                       N/A
         (c)     Custodian                                  Safekeeping of Account Assets
                 Independent Public
                 Accountant                                 Experts
         (d)     Assets of Registrant                       The Variable Account (prospectus)
         (e)     Affiliated Persons                         N/A
         (f)     Principal Underwriter                      Distribution of the Contracts

19.      Purchase of Securities
         Being Offered                                      Distribution of the Contracts
         Offering Sales Load                                N/A

20.      Underwriters                                       Distribution of the Contracts

21.      Calculation of Performance
         Data                                               Calculation of Yields and Total Returns

22.      Annuity Payments                                   Annuity Payment Options (prospectus)

23.      Financial Statements                               Financial Statements

PART C -- OTHER INFORMATION
ITEM OF FORM N-4                                   PART C CAPTION
24.      Financial Statements
         and Exhibits                              Financial Statements and Exhibits

         (a)     Financial Statements              (a)  Financial Statements
         (b)     Exhibits                          (b)  Exhibits

25.      Directors and Officers
         of the Depositor                          Directors and Officers of the Depositor

26.      Persons Controlled By or
         Under Common Control with the
         Depositor or Registrant                   Persons Controlled By or Under Common Control
                                                   with the Depositor or Registrant

27.      Number of Contractowners                  Number of Contract Owners

28.      Indemnification                           Indemnification

29.      Principal Underwriters                    Principal Underwriter

30.      Location of Accounts
         and Records                               Location of Books and Records

31.      Management Services                       Management Services

32.      Undertakings                              Undertakings

         Signature Page                            Signatures

                                    PART A


                                  PROSPECTUS

                    LIFE INSURANCE COMPANY OF THE SOUTHWEST
                                  HOME 0FFICE
                           1300 WEST MOCKINGBIRD LANE
                            DALLAS, TEXAS 75427-4921
                                   1-800-228-4579

                           RetireMax Variable Annuity


The RetireMax Variable Annuity policies described in this prospectus (collectively referred to as the "Policies") are individual flexible premium deferred variable annuity policies supported by the LSW Variable Annuity Account I (the "Variable Account"), a separate account of Life Insurance Company of the Southwest ("LSW"). The Policies are sold either as Non-Qualified Policies or in connection with certain retirement plans qualifying for favorable federal income tax treatment ("Qualified Policies"). Annuity payments under the Policies are deferred until a selected later date. Net Premium Payments are allocated either to the Fixed Account or to the Variable Account, which is divided into Subaccounts, each of which invests in shares of one of the underlying fund options (each a "Fund") described below:



FUNDS                                                                        INVESTMENT ADVISOR
-----                                                                        ------------------
ALGER AMERICAN FUND
         Alger American Small Capitalization Portfolio              Fred Alger Management, Inc.
         Alger American Growth Portfolio                            Fred Alger Management, Inc.
VARIABLE INSURANCE PRODUCTS FUND
         Equity-Income Portfolio                                    Fidelity Investments
         Growth Portfolio                                           Fidelity Investments
         High Income Portfolio                                      Fidelity Investments
         Overseas Portfolio                                         Fidelity Investments
VARIABLE INSURANCE PRODUCTS FUND II
         Index 500 Portfolio                                        Fidelity Investments
         Contrafund Portfolio                                       Fidelity Investments
THE MARKET STREET FUND
         Growth Portfolio                                           Sentinel Advisors Company
         Sentinel Growth Portfolio                                  Sentinel Advisors Company
         Aggressive Growth Portfolio                                Sentinel Advisors Company
         Bond Portfolio                                             Sentinel Advisors Company
         Managed Portfolio                                          Sentinel Advisors Company
         Money Market Portfolio                                     Sentinel Advisors Company
         International Portfolio                                    Boston Company Asset Management Inc.
STRONG VARIABLE INSURANCE FUNDS, INC.
         Strong Growth Fund II                                      Strong Capital Management, Inc.
STRONG SPECIAL FUND II, INC.                                        Strong Capital Management, Inc.


         This prospectus provides you with the basic information you should know about the RetireMax Policies, the Variable Account and the Fixed Account before investing. You should read it and keep it for future reference. A
Statement of Additional Information dated               ,1998 containing
further information about the Policies and the Variable Account has been filed with the Securities and Exchange Commission. You can obtain a copy without charge from Life Insurance Company of the Southwest by calling 1-800-228-4579, or writing to LSW at 1300 West Mockingbird Lane, Dallas, Texas 75247-4921. You may also obtain prospectuses for each of the underlying Fund options identified above without charge by calling or writing to the above telephone number or address.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS MUST BE ACCOMPANIED BY CURRENT PROSPECTUSES FOR THE FUNDS.

INVESTMENTS IN THESE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR ENDORSED BY, THE ADVISER OF ANY OF THE UNDERLYING FUNDS IDENTIFIED ABOVE, THE U.S. GOVERNMENT, OR ANY BANK OR BANK AFFILIATE. INVESTMENTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENTAL AGENCY.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED
OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


THE STATEMENT OF ADDITIONAL INFORMATION, DATED             , 1998, IS
INCORPORATED HEREIN BY REFERENCE.  THE TABLE OF CONTENTS FOR THE STATEMENT OF
ADDITIONAL INFORMATION APPEARS ON PAGE    OF THE PROSPECTUS.

           THE DATE OF THIS PROSPECTUS IS                     , 1998.

                               TABLE OF CONTENTS

DEFINITIONS
SUMMARY OF POLICY EXPENSES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
UNDERLYING FUND ANNUAL EXPENSES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
INTRODUCTION
LIFE INSURANCE COMPANY OF THE SOUTHWEST, THE VARIABLE
ACCOUNT, AND THE FUNDS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Life Insurance Company of the Southwest  . . . . . . . . . . . . . . . . . . . . . . . . . .
     The Variable Account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Underlying Fund Options  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
DETAILED DESCRIPTION OF POLICY PROVISIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Issuance of the Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Premium Payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
               The Initial Premium Payment  . . . . . . . . . . . . . . . . . . . . . . . . . . .
               Subsequent Premium Payments  . . . . . . . . . . . . . . . . . . . . . . . . . . .
               Allocation of Net Premium Payments . . . . . . . . . . . . . . . . . . . . . . . .
     Transfers
     Value of a Variable Account Accumulation Unit  . . . . . . . . . . . . . . . . . . . . . . .
               Net Investment Factor  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Determining the Accumulation Value . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Annuitization
               Maturity Date  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
               Election of Payment Options  . . . . . . . . . . . . . . . . . . . . . . . . . . .
               Frequency and Amount of Annuity Payments . . . . . . . . . . . . . . . . . . . . .
     Annuitization - Variable Account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
               Value of an Annuity Unit . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
               Assumed Investment Rate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Annuitization - Fixed Account  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Annuity Payment Options  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Death of Owner . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Death of Annuitant Prior to the Annuitization Date . . . . . . . . . . . . . . . . . . . . .
     Required Distributions for Qualified Plans and Tax Sheltered Annuities . . . . . . . . . . .
     Required Distributions for Individual Retirement Annuities . . . . . . . . . . . . . . . . .
     Generation-Skipping Transfers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Ownership Provisions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
CHARGES AND DEDUCTIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Deductions from the Variable Account . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Contingent Deferred Sales Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Administration Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Annual Policy Fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Transfer Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Premium Taxes
     Charge for Optional Enhanced Death Benefit Rider . . . . . . . . . . . . . . . . . . . . . .
     Other Charges
POLICY RIGHTS
     Free Look
     Loan Privilege - Qualified Policies and Certain Tax Sheltered Annuities  . . . . . . . . . .
     Surrender and Withdrawal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Payments
     Surrenders and Withdrawals Under a Tax Sheltered Annuity Policy  . . . . . . . . . . . . . .
     Telephone Transaction Privilege  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Available Automated Fund Management Features . . . . . . . . . . . . . . . . . . . . . . . .
               Dollar Cost Averaging  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
               Portfolio Rebalancing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
               Systematic Withdrawals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Policy Rights Under Certain Plans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

THE FIXED ACCOUNT
     Minimum Guaranteed and Current Interest Rates  . . . . . . . . . . . . . . . . . . . . . . .
OPTIONAL ENHANCED DEATH BENEFIT RIDER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
FEDERAL INCOME TAX CONSIDERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Non-Qualified Policies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Qualified Policies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Corporate Pension and Profit-Sharing Plans . . . . . . . . . . . . . . . . . . . . . . . . .
     Code Section 403(b) Plans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Deferred Compensation Plans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Individual Retirement Annuities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Simple Retirement Accounts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Diversification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
               Tax Legislation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Charge for Tax Provisions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Rollover Distributions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Restrictions under Qualified Policies  . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Gender Neutrality  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
VOTING RIGHTS
CHANGES TO VARIABLE ACCOUNT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
ADVERTISING
DISTRIBUTION OF THE POLICIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
STATEMENTS AND REPORTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
OWNER INQUIRIES       . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
LEGAL PROCEEDINGS     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION  . . . . . . . . . . . . . . . . . . . .

                                  DEFINITIONS

ACCUMULATION UNIT- An accounting unit of measure used to calculate the Variable Account Accumulation Value prior to the Annuitization Date.

ACCUMULATION VALUE- The sum of the value of all Variable Account Accumulation Units attributable to the Policy, plus any amount held under the Policy in the Fixed Account, minus any outstanding loans on the Policy and accrued interest on such loans.

ANNUITANT- A person named in the Policy who is expected to become, at Annuitization, the person upon whose continuation of life any annuity payments involving life contingencies depends. Unless the Owner is a different individual who is age 85 or younger, this person must be age 85 or younger at the time of Policy issuance unless LSW has approved a request for an Annuitant of greater age. The Owner may change the Annuitant prior to the Annuitization Date, as set forth in the Policy.

ANNUITIZATION- The period during which annuity payments are actually received.

ANNUITIZATION DATE- The date on which annuity payments actually commence.

ANNUITY PAYMENT OPTION- The chosen form of annuity payments. Several options are available under the Policy.

ANNUITY UNIT- An accounting unit of measure used to calculate the value of Variable Annuity payments.

BENEFICIARY- The Beneficiary is the person designated to receive certain benefits under the Policy upon the death of the Owner or Annuitant prior to the Annuitization Date. The Beneficiary can be changed by the Owner as set forth in the Policy.

CASH SURRENDER VALUE- An amount equal to Accumulation Value, minus any applicable Contingent Deferred Sales Charge, minus any applicable premium tax charge.

CHOSEN HUMAN BEING- An individual named at the time of Annuitization upon whose continuation of life any annuity payments involving life contingencies depends.

CODE- The Internal Revenue Code of 1986, as amended.

COLLATERAL FIXED ACCOUNT- The portion of the Fixed Account which holds value which secures a loan on the Policy.

DATE OF ISSUE- The date shown as the Date of Issue on the Data Page of the Policy.

DEATH BENEFIT- The benefit payable to the Beneficiary upon the death of the Owner or the Annuitant.

DISTRIBUTION- Any payment of part or all of the Accumulation Value.

FIXED ACCOUNT- The Fixed Account is made up of all assets of LSW other than those in the Variable Account or any other segregated asset account of LSW.

FIXED ANNUITY- An annuity providing for payments which are guaranteed by LSW as to dollar amount during Annuitization.

FUND- A registered management investment company in which the assets of a Subaccount of the Variable Account will be invested.

HOME OFFICE- The main office of LSW located at 1300 West Mockingbird Lane, Dallas, Texas.

INDIVIDUAL RETIREMENT ANNUITY (IRA)- An annuity which qualifies for favorable tax treatment under Section 408 of the Code. The Policies will not be issued to Education IRA's.

INVESTMENT COMPANY ACT - The Investment Company Act of 1940, as amended from time to time.

JOINT OWNERS- Two or more persons who own the Policy as tenants in common or as joint tenants. If joint owners are named, references to "Owner" in this prospectus will apply to both of the Joint Owners.

MATURITY DATE- The date on which annuity payments are scheduled to commence. The Maturity Date is shown on the Data Page of the Policy, and is subject to change by the Owner, within any applicable legal limits, subject to LSW's approval.

MONTHLY POLICY DATE- The day in each calendar month which is the same day of the month as the Date of Issue, or the last day of any month having no such date, except that whenever the Monthly Policy Date would otherwise fall on a date other than a Valuation Day, the Monthly Policy Date will be deemed to be the next Valuation Day.

NON-QUALIFIED POLICY- A Policy which does not qualify for favorable tax treatment under the provisions of Sections 401 or 403(a) (Qualified Plans), 408
(IRAs) or 403(b) (Tax-Sheltered Annuities) of the Code.

OWNER- The Owner is the person who possesses all rights under the Policy, including the right to designate and change any designations of the Owner, Annuitant, Beneficiary, Annuity Payment Option, and the Maturity Date, when permitted under the terms of the Policy and the Code.

PAYEE- The person who is designated at the time of Annuitization to receive the proceeds of the Policy upon Annuitization.

POLICY- The RetireMax individual flexible premium variable annuity policy described in this prospectus.

POLICY ANNIVERSARY- An anniversary of the Date of Issue of the Policy.

POLICY YEAR- Each year the Policy remains in force commencing with the Date of Issue.

PREMIUM PAYMENT- A deposit of new value into the Policy. The term "Premium Payment" does not include transfers between the Variable Account and Fixed Account, or among the Subaccounts.

NET PREMIUM PAYMENTS- The total of all Premium Payments made under the Policy, less any premium tax deducted from premiums.


QUALIFIED POLICY - A Policy which qualifies for favorable tax treatment under the provisions of Sections 401 or 403(a) (Qualified Plans), 408 (IRAs), 408A (Roth IRAs) 403(b) (Tax-Sheltered Annuities) or 457 of the Code.


QUALIFIED PLANS- Retirement plans which receive favorable tax treatment under
Section 401 or 403(a) of the Code.

SUBACCOUNTS- Separate and distinct divisions of the Variable Account, to which specific underlying Fund shares are allocated and for which Accumulation Units and Annuity Units are separately maintained.

TAX SHELTERED ANNUITY- An annuity which qualifies for favorable tax treatment under Section 403(b) of the Code.

VALUATION DAY- Each day the New York Stock Exchange is open for business other than the day after Thanksgiving and any day on which trading is restricted. Unless otherwise indicated, whenever under a Policy an event occurs or a transaction is to be effected on a day that is not a Valuation Day, it will be deemed to have occurred on the next Valuation Day.

VALUATION PERIOD- The time between two successive Valuation Days.

VARIABLE ACCOUNT- The LSW Variable Annuity Account I, a separate investment account of LSW into which Net Premium Payments under the Policies are allocated. The Variable Account is divided into Subaccounts, each of which invests in the shares of a separate underlying Fund.

VARIABLE ANNUITY- An annuity the accumulated value of which varies with the investment experience of a separate account.

WITHDRAWAL- A payment made at the request of the Owner pursuant to the right to withdraw a portion of the Accumulation Value of the Policy.

                           SUMMARY OF POLICY EXPENSES

TRANSACTION EXPENSES

Sales Load Imposed on Purchases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  None
Premium Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  See below(1)
Contingent Deferred Sales Charge (as a percentage of Net Premium Payments surrendered or withdrawn)(2)
     Number of Completed Years from Date of Premium Payment
                    0 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7%
                    1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6%
                    2 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5%
                    3 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4%
                    4 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3%
                    5 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2%
                    6 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1%
                    7 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  0%
                    After the fifteenth Policy Anniversary, no Contingent Deferred Sales Charge
                    will apply.


ANNUAL EXPENSES (as a percentage of average daily net assets value)
Mortality Risk Charge(3)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    0.85%
Expense Risk Charge(3)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    0.40%
Administration Charge(3)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    0.15%
                                                                                                       -----
Total Basic Variable Account Annual Percentage Expenses . . . . . . . . . . . . . . . . . . . . . .    1.40%

Annual Policy Fee(4)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $30

Charge for Optional Enhanced Death Benefit Rider(5) . . . . . . . . . . . . . . . . . . . . . . . .    0.20%



(1) A minority of states assess premium taxes on the Policies. LSW will make a deduction for premium taxes at the time it pays premium taxes to the
     applicable taxing authority.  See "Premium Taxes", page    .

(2) Each Policy Year, the Owner may withdraw without a Contingent Deferred Sales Charge ("CDSC") an amount equal to 10% of the Accumulation Value as of the most recent Policy Anniversary. In addition, any amount withdrawn in order for the Policy to meet minimum Distribution requirements under the Code shall be free of the CDSC. Withdrawals may be restricted for Policies issued pursuant to the terms of a Tax Sheltered Annuity. This CDSC-free Withdrawal privilege does not apply in the case of full surrenders unless otherwise required by law, and is non-cumulative; that is, free amounts not taken during any given Policy Year cannot be taken as free amounts in a subsequent Policy Year (see "Contingent Deferred Sales
     Charge", page    ).

(3) The Mortality Risk Charge, the Expense Risk Charge and the Administration Charge set forth above apply exclusively to allocations made to the Subaccount(s) of the Variable Account. Such charges do not apply to, and will not be assessed against, allocations made to the Fixed Account.

(4) The Annual Policy Fee is assessed only upon Policies which as of the Date of Issue, or applicable Policy Anniversary, have an Accumulation Value plus any outstanding loan and accrued interest of less than $50,000, and is not assessed on Policy Anniversaries after the Annuitization Date.

(5) This charge, which applies to the Accumulation Value plus the amount of any outstanding loan and accrued interest, is assessed only if the Owner has elected the Enhanced Death Benefit Rider. See "Optional Enhanced
     Death Benefit Rider", page       .

UNDERLYING FUND ANNUAL EXPENSES(6) (AS A PERCENTAGE OF UNDERLYING FUND NET
ASSETS)



---------------------------------------------------------------------------------------------------------------
                                                     MANAGEMENT              OTHER               TOTAL
---------------------------------------------------------------------------------------------------------------
                                                     FEES,                   EXPENSES,           FUND EXPENSES,
---------------------------------------------------------------------------------------------------------------
                                                     AFTER EXPENSE           AFTER EXPENSE       AFTER EXPENSE
---------------------------------------------------------------------------------------------------------------
                                                     REIMBURSEMENT           REIMBURSEMENT       REIMBURSEMENT
---------------------------------------------------------------------------------------------------------------
Funds Available on May 1, 1998
---------------------------------------------------------------------------------------------------------------
   Alger American Small Capitalization Portfolio     0.85%                   0.04%               0.89%
---------------------------------------------------------------------------------------------------------------
   Alger American Growth Portfolio                   0.75%                   0.04%               0.79%
---------------------------------------------------------------------------------------------------------------
   Fidelity VIP Fund-Equity Income Portfolio         0.50%                   0.08%               0.58%
---------------------------------------------------------------------------------------------------------------
   Fidelity VIP Fund-Growth Portfolio                0.60%                   0.09%               0.69%
---------------------------------------------------------------------------------------------------------------
   Fidelity VIP Fund-High Income Portfolio           0.59%                   0.12%               0.71%
---------------------------------------------------------------------------------------------------------------
   Fidelity VIP Fund-Overseas Portfolio              0.75%                   0.17%               0.92%
---------------------------------------------------------------------------------------------------------------
   Fidelity VIP Fund II-Index 500 Portfolio          0.24%                   0.04%               0.28%
---------------------------------------------------------------------------------------------------------------
   Fidelity VIP Fund II-Contrafund Portfolio         0.60%                   0.11%               0.71%
---------------------------------------------------------------------------------------------------------------
   Market Street Growth Portfolio                    0.33%                   0.10%               0.43%
---------------------------------------------------------------------------------------------------------------
   Market Street Sentinel Growth Portfolio           0.50%                   0.40%               0.90%
---------------------------------------------------------------------------------------------------------------
   Market Street Aggressive Growth Portfolio         0.45%                   0.18%               0.63%
---------------------------------------------------------------------------------------------------------------
   Market Street Managed Portfolio                   0.40%                   0.18%               0.58%
---------------------------------------------------------------------------------------------------------------
   Market Street Bond Portfolio                      0.35%                   0.22%               0.57%
---------------------------------------------------------------------------------------------------------------
   Market Street International Portfolio             0.75%                   0.27%               1.02%
---------------------------------------------------------------------------------------------------------------
   Market Street Money Market Portfolio              0.25%                   0.14%               0.39%
---------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II, Inc.                  1.00%                   0.15%               1.15%
---------------------------------------------------------------------------------------------------------------
   Strong Growth Fund II                             1.00%                   0.20%               1.20%
---------------------------------------------------------------------------------------------------------------





(6) The Fund expenses shown above are assessed at the underlying Fund level and are not direct charges against Variable Account assets or reductions from Accumulation Values. These underlying Fund expenses are taken into consideration in computing each underlying Fund's net asset value, which is the share price used to calculate the unit values of the Variable Account. The management fees and other expenses are more fully described in the prospectuses for each individual underlying Fund. The information relating to the underlying Fund expenses was provided by the underlying Fund and was not independently verified by LSW. In the absence of any fee waivers or expense reimbursements, the Management Fees, Other Expenses, and Total Expenses of the Funds listed below would have been as follows:



--------------------------------------------------------------------------------------------------------------
                                                     MANAGEMENT              OTHER               TOTAL
--------------------------------------------------------------------------------------------------------------
                                                     FEES                    EXPENSES            FUND EXPENSES
---------------------------------------------------------------------------------------------------------------
   Fidelity VIP Fund II-Index 500 Portfolio          0.24%                   0.16%               0.40%
--------------------------------------------------------------------------------------------------------------
   Market Street Sentinel Growth Portfolio           0.50%                   0.85%               1.35%
--------------------------------------------------------------------------------------------------------------
   Strong Growth Fund II                             1.00%                   1.00%               2.00%
--------------------------------------------------------------------------------------------------------------


EXAMPLE

The following chart depicts the dollar amount of expenses that would be incurred under this Policy assuming a $1000 investment and 5% annual return, and no election of the optional Enhanced Death Benefit Rider. THESE DOLLAR FIGURES ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN BELOW.

                                      IF YOU SURRENDER YOUR           IF YOU DO NOT SURRENDER      IF YOU ANNUITIZE YOUR
                                      CONTRACT AT THE END OF          YOUR CONTRACT AT THE END OF  CONTRACT AT THE END OF
                                      THE APPLICABLE TIME PERIOD      THE APPLICABLE TIME PERIOD   THE APPLICABLE TIME PERIOD

Subaccount*                            1 Yr.              3 Yrs.      1 Yr.          3 Yrs.        1 Yr.**      3 Yrs.
                                       -------------------------      ---------------------        -------------------
-----------------------------------------------------------------------------------------------------------------------------
Funds Available on May 1, 1998
-----------------------------------------------------------------------------------------------------------------------------
Alger American Small Capitalization    $ 95               $ 130       $ 25           $ 80          $ 25         $ 80
-----------------------------------------------------------------------------------------------------------------------------
Alger American Growth                    94                 126         24             76            24           76
-----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund-Equity Income          91                 119         21             69            21           69
-----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund-Growth                 93                 123         23             73            23           73
-----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund-High Income            93                 124         23             74            23           74
-----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund-Overseas               95                 131         25             81            25           81
-----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund II-Index 500           88                 109         18             59            18           59
-----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund II-Contrafund          93                 124         23             74            23           74
-----------------------------------------------------------------------------------------------------------------------------
Market Street Growth                     90                 114         20             64            20           64
-----------------------------------------------------------------------------------------------------------------------------
Market Street Sentinel Growth            95                 130         25             80            25           80
-----------------------------------------------------------------------------------------------------------------------------
Market Street Aggressive Growth          92                 121         22             71            22           71
-----------------------------------------------------------------------------------------------------------------------------
Market Street Managed                    91                 119         21             69            21           69
-----------------------------------------------------------------------------------------------------------------------------
Market Street Bond                       91                 119         21             69            21           69
-----------------------------------------------------------------------------------------------------------------------------
Market Street International              96                 134         26             84            26           84
-----------------------------------------------------------------------------------------------------------------------------
Market Street Money Market               89                 113         19             63            19           63
-----------------------------------------------------------------------------------------------------------------------------
Strong Opportunity Fund II, Inc.         97                 138         27             88            27           88
-----------------------------------------------------------------------------------------------------------------------------
Strong Growth Fund II                    98                 140         28             90            28           90
-----------------------------------------------------------------------------------------------------------------------------


For an Owner who has elected the Enhanced Death Benefit Rider (see "Optional
Enhanced Death Benefit Rider", page   ), and again assuming a $1000 investment
and 5% annual return, the chart below depicts the annual expenses that would be incurred under this Policy:


                                      IF YOU SURRENDER YOUR           IF YOU DO NOT SURRENDER      IF YOU ANNUITIZE YOUR
                                      CONTRACT AT THE END OF          YOUR CONTRACT AT THE END OF  CONTRACT AT THE END OF
                                      THE APPLICABLE TIME PERIOD      THE APPLICABLE TIME PERIOD   THE APPLICABLE TIME PERIOD

Subaccount*                            1 Yr.              3 Yrs.      1 Yr.          3 Yrs.        1 Yr.**      3 Yrs.
                                       -------------------------      ---------------------        -------------------
-----------------------------------------------------------------------------------------------------------------------------
Funds Available on May 1, 1998
-----------------------------------------------------------------------------------------------------------------------------
Alger American Small Capitalization    $ 97               $ 136       $ 27           $ 86          $ 27         $ 86
-----------------------------------------------------------------------------------------------------------------------------
Alger American Growth                    96                 133         26             83            26           83
-----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund-Equity Income          94                 126         24             76            24           76
-----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund-Growth                 95                 130         25             80            25           80
-----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund-High Income            95                 130         25             80            25           80
-----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund-Overseas               97                 137         27             87            27           87
-----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund II-Index 500           90                 116         20             66            20           66
-----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund II-Contrafund          95                 130         25             80            25           80
-----------------------------------------------------------------------------------------------------------------------------
Market Street Growth                     92                 121         22             71            22           71
-----------------------------------------------------------------------------------------------------------------------------
Market Street Sentinel Growth            97                 137         27             87            27           87
-----------------------------------------------------------------------------------------------------------------------------
Market Street Aggressive Growth          94                 128         24             78            24           78
-----------------------------------------------------------------------------------------------------------------------------
Market Street Managed                    94                 126         24             76            24           76
-----------------------------------------------------------------------------------------------------------------------------
Market Street Bond                       93                 126         23             76            23           76
-----------------------------------------------------------------------------------------------------------------------------
Market Street International              98                 141         28             91            28           91
-----------------------------------------------------------------------------------------------------------------------------
Market Street Money Market               92                 120         22             70            22           70
-----------------------------------------------------------------------------------------------------------------------------
Strong Opportunity Fund II, Inc.        100                 145         30             95            30           95
-----------------------------------------------------------------------------------------------------------------------------
Strong Growth Fund II                   100                 147         30             97            30           97
-----------------------------------------------------------------------------------------------------------------------------

per annum. The Annual Policy Fee is waived for Policies with Accumulation Values in excess of $50,000.

**The Policy may not be annuitized in the first five years from the Date of Issue.


         The purpose of the Summary of Policy Expenses and Example is to assist the Owner in understanding the various costs and expenses that will be borne directly or indirectly when investing in the Policy. The expenses of the Variable Account as well as those of the underlying Funds are reflected in the Example. For more complete descriptions of the expenses of the Variable
Account, see "Charges and Deductions", page    . For more complete information
regarding expenses paid out of the assets of the underlying Funds, see the underlying Fund prospectuses. Deductions for premium taxes may also apply but are not reflected in the Example shown above (see "Premium Taxes", page ). Certain states impose a premium tax, currently ranging up to 3.5%.

                                  INTRODUCTION

         These Policies may be offered as: (1) Non-Qualified Policies, or (2) Qualified Policies.

         The Policy is available, with certain exceptions, to Owners age 85 and
younger.  See "Issuance of a Policy", page    .  The initial Premium Payment
must be at least $5,000 for Non-Qualified Policies, and in general must be at least $2000 for Individual Retirement Annuities or Tax Sheltered Annuities.
LSW will also accept Policies contemplating monthly payments of at least $100 by salary reduction, deduction or electronic funds transfer (see "Premium
Payments - The Initial Premium Payment", page    ) and may at its discretion
permit initial Premium Payments lower than the above minimums for groups. Subsequent Premium Payments may be made at any time, but must be at least $100 ($50 for Individual Retirement Annuities and Tax Sheltered Annuities), and these minimums may be waived for groups or if the Premium Payments are remitted electronically. The cumulative total of all Premium Payments under Policies issued on the life of any one Designated Annuitant may not exceed $1,000,000
without the prior consent of LSW (see "Premium Payments", page    ).

         If the Accumulation Value at the Annuitization Date is less than $3,500, the Accumulation Value may be distributed in one lump sum in lieu of annuity payments. If any annuity payment would be less than $100, LSW shall have the right to change the frequency of payments to such intervals as will result in payments of at least $100. In no event, however, will annuity payments be made less frequently than annually (see "Annuitization - Frequency
and Amount of Annuity Payments", page   ).

         LSW does not deduct a sales charge from Premium Payments made for these Policies. However, if a Withdrawal is made with respect to any part of the Accumulation Value of such Policies, or the Policy is surrendered, LSW will, with certain exceptions, deduct from the Owner's Accumulation Value a Contingent Deferred Sales Charge not to exceed 7% of the lesser of the total of all Net Premium Payments made within 84 months prior to the date of the request to surrender, or the amount surrendered. This charge, when applicable, is imposed to permit LSW to recover sales expenses which have been advanced by LSW
(see "Contingent Deferred Sales Charge", page    ).

         LSW deducts from the Variable Account an amount, computed daily, which is equal to an annual rate of 1.40% of the daily net asset value. This charge consists of a 0.15% Administration Charge, a 0.85% Mortality Risk Charge and a 0.40% Expense Risk Charge. The Mortality Risk Charge and the Expense Risk Charge are for the mortality and expense risks assumed by LSW under the Policies. The Administration Charge will reimburse LSW for the administrative expenses related to the issue and maintenance of the Policies (see "Charges and
Deductions," page     ).  LSW will also assess an Annual Policy fee in the
amount of $30, payable on the Date of Issue and at each Policy Anniversary thereafter if on the Date of Issue or such Policy Anniversary the Accumulation Value plus any outstanding loan and accrued interest is less than $50,000 (see
"Annual Policy Fee", page    ).

         If a governmental entity imposes premium taxes, LSW will make a deduction for premium taxes in a corresponding amount. Certain states impose a
premium tax, currently ranging up to 3.5% (see "Premium Taxes", page    ).

         To be sure that the Owner is satisfied with the Policy, the Owner has a ten day free look. Some states may require a longer period. Within ten days of the day the Policy is received, it may be returned to the Home Office of LSW, at the address shown on page 1 of this prospectus. When the Policy is received by LSW, LSW will void the Policy and refund the Accumulation Value plus any charges assessed at issue, including the Annual Policy Fee, any applicable charge for the optional Enhanced Death Benefit Rider, and any premium tax, unless otherwise required by state and/or federal law.

         In the case of Individual Retirement Annuities and Policies issued in states that require the return of Premium Payments, LSW will refund the greater of: (i) Premium Payments or (ii) Accumulation Value plus any amount deducted by LSW for state premium taxes. In these cases, LSW may require that all Accumulation Value allocated to the Variable Account initially be held in the
Market Street Money Market Subaccount (see "Free Look", page    ).  At the end
of the free look period, Accumulation Value will be allocated among the Subaccounts of the Variable Account and the Fixed Account based on the allocation percentages specified in the application. For this purpose, LSW assumes the free look period ends 20 days after the date the Policy is issued.


                    LIFE INSURANCE COMPANY OF THE SOUTHWEST,
                      THE VARIABLE ACCOUNT, AND THE FUNDS

LIFE INSURANCE COMPANY OF THE SOUTHWEST

         LSW, a stock life insurance company founded in 1955 under Texas law, is authorized to transact life insurance and annuity business in Texas, and in 48 other states and the District of Columbia. LSW assumes all mortality and expense risks under the Policies and its assets support the Policy's benefits. Financial Statements for LSW are contained in the Statement of Additional Information.

THE VARIABLE ACCOUNT

         The Variable Account was established by LSW on December 4, 1997, pursuant to the provisions of Texas law. LSW has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act. Such registration does not involve supervision of the management of the Variable Account or LSW by the Securities and Exchange Commission.

         The Variable Account is a separate investment account of LSW and, as such, is not chargeable with liabilities arising out of any other business LSW may conduct. LSW does not guarantee the investment performance of the Variable Account. Obligations under the Policies, however, are obligations of LSW. Income, gains and losses, whether or not realized, from the assets of the Variable Account are, in accordance with the Policies, credited to or charged against the Variable Account without regard to other income, gains, or losses of LSW.

         Net Premium Payments are allocated within the Variable Account among one or more Subaccounts made up of shares in the underlying Fund options designated by the Owner. A separate Subaccount is established within the Variable Account for each of the underlying Fund options that may be designated by the Owner.

UNDERLYING FUND OPTIONS

         Owners may choose from among a number of different Subaccount options. However, LSW reserves the right to limit the number of different Subaccounts used in any Policy over its entire life to 17.

         Summary information, including the investment objectives for each of the underlying Funds held in the Subaccounts is set forth below. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.


         The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the Funds, however, may differ from the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Funds will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager.


THE ALGER AMERICAN FUND

         The Alger American Fund is a "series" type Fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Portfolio of the Alger American Fund. It was organized on April 6, 1988 as a Massachusetts business trust. Fred Alger Management, Inc., acts as the Fund's investment advisor.

   ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO

         Investment Objective: To seek long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, at least 65% in companies with a total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P SmallCap 600 Index, updated quarterly (both of the above indexes are broad indexes of small capitalization stocks).

   ALGER AMERICAN GROWTH PORTFOLIO

         Investment Objective: To seek long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, at least 65% in companies with a total market capitalization of $1 billion or greater.


FIDELITY VARIABLE INSURANCE PRODUCTS FUND

         The Fund is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981. Fidelity Management & Research Company ("FMR") is the Fund's manager.

        -EQUITY-INCOME PORTFOLIO

         Investment Objective: To seek reasonable income by investing primarily in income-producing equity securities. In choosing these securities FMR also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

        -GROWTH PORTFOLIO

         Investment Objective: Seeks to achieve capital appreciation. This Portfolio will invest in the securities of both well-known and established companies, and smaller, less well-known companies which may have a narrow product line or whose securities are thinly traded. These latter securities will often involve greater risk than may be found in the ordinary investment security. FMR's analysis and expertise plays an integral role in the selection of securities and, therefore, the performance of the Portfolio. Many securities which FMR believes would have the greatest potential may be regarded as speculative, and investment in the Portfolio may involve greater risk than is inherent in other underlying Funds. It is also important to point out that the Portfolio makes most sense for you if you can afford to ride out changes in the stock market, because it invests primarily in common stocks. FMR also can make temporary investments in securities such as investment-grade bonds, high-quality preferred stocks and short-term notes, for defensive purposes when it believes market conditions warrant.

        -HIGH INCOME PORTFOLIO

         Investment Objective: Seeks to obtain a high level of current income by investing primarily in high-risk, lower-rated, high-yielding, fixed-income securities, while also considering growth of capital. The Portfolio manager will seek high current income normally by investing the Portfolio's assets as follows:

                 - at least 65% in income-producing debt securities and
                   preferred stocks, including convertible securities; and


                 - up to 20% in common stocks and other equity securities when consistent with the Portfolio's primary objective or acquired as part of a unit combining fixed-income and equity securities.

         The Portfolio's investment strategy may provide the opportunity for higher than average yields by investing in securities with higher than average risk, such as lower rated and unrated debt and comparable equity instruments. For a discussion of the risks associated with such investments, please see the "Risks of Lower Rated Debt Securities" section of the Portfolio's prospectus.

        -OVERSEAS PORTFOLIO

         Investment Objective: To seek long term growth of capital primarily through investments in foreign securities. The Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.


FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

         The Variable Insurance Products Fund II is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988. FMR is the Fund's manager.

        -INDEX 500 PORTFOLIO

         Investment Objective: To seek to match the total return of the Standard & Poors' Composite Index of 500 Stocks ("S&P 500") while keeping expenses low. FMR normally invests at least 80% of the fund's assets in equity securities of companies that compose the S&P 500.

        -CONTRAFUND PORTFOLIO

         Investment Objective: To seek capital appreciation by investing primarily in companies that the Fund manager believes to be undervalued due to an overly pessimistic appraisal by the public.
         This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The Fund primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.


MARKET STREET FUND, INC.

         The Market Street Fund, Inc. is a "series" type Fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Portfolio of the Fund. It was incorporated under Maryland law on March 21, 1985. Sentinel Advisors Company acts as the Fund's investment advisor for all portfolios except the International Fund, whose investment advisor is Providentmutual Investment Management Company, and whose subadvisor is The Boston Company Asset Management, Inc.

         GROWTH PORTFOLIO

         Investment Objective: To seek intermediate and long-term growth of capital. A reasonable level of income is an important secondary objective. This Portfolio pursues its objectives by investing primarily in common stocks of companies believed to offer above-average growth potential over both the intermediate and the long term.

         SENTINEL GROWTH PORTFOLIO

         Investment Objective: To seek long-term growth of capital through equity participation in companies having growth potential believed by its investment adviser to be more favorable than the U.S. economy as a whole, with a focus on relatively well-established companies.

         AGGRESSIVE GROWTH PORTFOLIO

         Investment Objective: To seek to achieve a high level of long-term capital appreciation by investing in securities of a diverse group of smaller emerging companies.

         BOND PORTFOLIO

         Investment Objective: To seek to generate a high level of current income consistent with prudent investment risk by investing in a diversified portfolio of marketable debt securities.

         MANAGED PORTFOLIO

         Investment Objective: To seek to realize as high a level of long-term total rate of return as is consistent with prudent investment risk by investing in stocks, bonds, money market instruments or a combination thereof.

         INTERNATIONAL PORTFOLIO

         Investment Objective: To seek long-term growth of capital principally through investments in a diversified portfolio of marketable equity securities of established non-United States companies.

         MONEY MARKET PORTFOLIO

         Investment Objective: To seek to provide maximum current income consistent with capital preservation and liquidity by investing in high-quality money market instruments. AN INVESTMENT IN THE MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT, AND THERE CAN BE NO ASSURANCE THAT THE PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.


STRONG VARIABLE INSURANCE FUNDS, INC.

    Strong Variable Insurance Funds, Inc. is an open-end management investment company incorporated in the State of Wisconsin on December 28, 1990. Strong Capital Management, Inc. is the investment advisor to the Funds.

   -GROWTH FUND II

    Investment Objective: To seek capital growth. It invests primarily in equity securities that the advisor believes have above-average growth prospects.

STRONG SPECIAL FUND II, INC.


         The Strong Special Fund II, Inc. is a diversified, open-end management company, incorporated in Wisconsin on December 28, 1990. Strong Capital Management, Inc. is the investment advisor for the Fund.


         Investment Objective: To seek capital appreciation through investments in a diversified portfolio of equity securities.




         LSW has entered into or may enter into agreements with Funds pursuant to which the adviser or distributor pays LSW a fee based upon an annual percentage of the average net asset amount invested by LSW on behalf of the Variable Account and other separate accounts of LSW. These percentages may differ, and LSW may be paid a greater percentage by some investment advisers or distributors than other advisers or distributors. These agreements reflect administrative services provided by LSW.

         The underlying Fund options may also be available to registered separate accounts offering variable annuity and variable life products of other participating insurance companies, as well as to the Variable Account and other separate accounts of LSW. Although LSW does not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interest of the Variable Account and one or more of the other separate accounts participating in the underlying Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the Owners and those of other companies, or some other reason. In the event of conflict, LSW will take any steps necessary to protect Owners and variable annuity payees, including withdrawal of the Variable Account from participation in the underlying Fund or Funds which are involved in the conflict.


                   DETAILED DESCRIPTION OF POLICY PROVISIONS

ISSUANCE OF A POLICY

         If the Owner is a human being, the Policy is available to Owners up to and including age 85 on the Date of Issue. If the Policy is issued to Joint Owners, then the oldest of the Joint Owners must be 85 years of age or younger on the Date of Issue. If the Owner is not a human being, then the age of the Annuitant governs, and must meet the requirements for Owners set forth above.

         In order to purchase a Policy, an individual must forward an application to LSW through a licensed LSW agent who is also a registered representative of Equity Services, Inc. ("ESI"), the principal underwriter of the Policies, or another broker/dealer having a Selling Agreement with ESI or a broker/dealer having a Selling Agreement with such a broker/dealer.

PREMIUM PAYMENTS


         The Initial Premium Payment. In general, the initial Premium Payment must be at least $5,000 for Non-Qualified Policies, and must be at least $2,000 for Qualified Policies. LSW will also accept

Policies contemplating monthly payments of at least $100 by salary reduction, deduction or electronic funds transfer; in such a case, if no payments are received on a Policy for six consecutive months and the aggregate Premium Payments made are less than the normal $2,000 or $5,000 minimums, LSW may at its option cancel the Policy and return the Accumulated Value, with no deduction for a CDSC, to the Owner. LSW may also at its discretion permit initial
Premium Payments lower than the above minimums for groups.


         Subsequent Premium Payments. Subsequent Premium Payments may be made at any time, but must be at least $100, and these minimums may be waived for groups or if the Premium Payments are remitted electronically. Subsequent Premium Payments to the Variable Account will be priced on the basis of the Accumulation Unit Value next computed for the appropriate Subaccount after the additional Premium Payment is received.

         The cumulative total of all Premium Payments under Policies issued on the life of any one Annuitant may not exceed $1,000,000 without the prior consent of LSW.

         Premium Payments will not be processed on the following days: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, the day after Thanksgiving and Christmas Day.

         Allocation of Net Premium Payments. In the application for the Policy, the Owner will indicate how Net Premium Payments are to be allocated among the Subaccounts of the Variable Account and/or the Fixed Account. These allocations may be changed at any time by the Owner by written notice to LSW at its Home Office, or if the telephone transaction privilege has been elected, by
telephone instructions (see "Telephone Transaction Privilege", page     ).  The
percentages of Net Premium Payments that may be allocated to any Subaccount must be in whole numbers of not less than 5%, and the sum of the allocation percentages must be 100%. LSW will allocate the initial Net Premium Payment within two business days after receipt, if the application and all information necessary for processing the order are complete. If the application is not properly completed, LSW will retain the initial Premium Payment for up to five business days while attempting to complete the application. If the application is not complete at the end of the five day period, LSW will inform the applicant of the reason for the delay and the initial Premium Payment will be returned immediately, unless the applicant specifically consents to LSW retaining the initial Premium Payment until the application is complete. Once the application is complete, the initial Net Premium Payment will be allocated as designated by the Owner within two business days.

         Notwithstanding the foregoing, in jurisdictions where LSW must refund the greater of aggregate Premium Payments or Accumulation Value plus any amount deducted for state premium taxes in the event the Owner exercises the free look right, any portion of the initial Net Premium Payment to be allocated to the Variable Account will be allocated to the Market Street Money Market
Subaccount for the free look period following the Date of Issue. At the end of that period, the amount in the Market Street Money Market Subaccount will be allocated to the Subaccounts as designated by the Owner based on the proportion that the allocation percentage for each such Subaccount bears to the sum of the allocation percentages to the Subaccounts set forth in the Net Premium Payment allocation schedule then in effect.

         LSW will allocate subsequent Net Premium Payments as of the Valuation Date it receives such Net Premium Payments at its Home Office, based on the Owner's allocation percentages then in effect. At the time of allocation, Net Premium Payments are applied to the purchase of shares of the respective underlying Funds at net asset value for the respective Subaccount(s) and converted into Accumulation Units.

         LSW reserves the right to limit the number of Variable Account Subaccounts used in a single Policy over the entire life of the Policy to 17.

         The values of the Subaccounts will vary with their investment experience and the Owner bears the entire investment risk. Owners should periodically review their allocation percentages in light of market conditions and the Owner's overall financial objectives.

TRANSFERS

         The Owner may transfer the Accumulation Value among the Subaccounts of the Variable Account, and between the Variable Account and the Fixed Account, subject to the limitations set forth below, by making a written transfer request to LSW, or if the telephone transaction privilege has been elected, by telephone instructions to LSW. See "Telephone Transaction Privilege", page . Transfers between and among the Subaccounts of the Variable Account and the Fixed Account are made as of the Valuation Day that the request for transfer is received at the Home Office. Transfers to or from the Subaccounts of the Variable Account may be postponed under certain circumstances. See "Payments,"
page   .

         LSW currently allows transfers to the Fixed Account of all or any part of the Variable Account Accumulation Value, without charge or penalty. With respect to transfers from the Variable Account to the Fixed Account, LSW reserves the right to restrict transfers to the Fixed Account to 25% of the Variable Account Accumulation Value for any Policy Year determined as of the most recent Policy Anniversary.

         Owners may, once per year within 45 days after the end of the calendar year, transfer a portion of the unloaned value in the Fixed Account to the Variable Account. The maximum percentage that may be transferred will be determined by LSW in its sole discretion prior to the end of the calendar year, but will not be less than 10% of the Accumulation Value in the Fixed Account as of the date the request is made. Following a transfer from the Fixed Account to the Variable Account, LSW reserves the right to require that the value so transferred remain in the Variable Account for at least one year before it may be transferred back to the Fixed Account.

         LSW does not permit transfers between the Variable Account and the Fixed Account after the Annuitization Date.

         LSW has no current intention to impose a transfer charge in the foreseeable future. However, LSW reserves the right, upon prior notice to Owners, to impose a transfer charge of $25 for each transfer in excess of
twelve transfers in any one Policy Year.  See "Transfer Charge", page    .

VALUE OF A VARIABLE ACCOUNT ACCUMULATION UNIT

         The value of a Variable Account Accumulation Unit for each Subaccount was arbitrarily set initially at $10 when the Subaccounts commenced operations. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit value for each Subaccount for the immediately preceding Valuation Period by the Net Investment Factor for the Subaccount during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. No minimum Accumulation Unit value is guaranteed. The number of Accumulation Units will not change as a result of investment experience.

                 Net Investment Factor. Each Subaccount of the Variable Account has its own Net Investment Factor. The Net Investment Factor measures the daily investment performance of that Subaccount. The Net Investment Factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. It should be noted that changes in the Net Investment Factor may not be directly proportional to changes in the net asset value of underlying Fund shares, because of the deduction for the Mortality Risk Charge, the Expense Risk Charge and the Administration Charge.

         Underlying Fund shares in the Variable Account will be valued at their net asset value. For underlying Funds that credit dividends on a daily basis and pay such dividends once a month (the Market Street Money Market Portfolio), the Net Investment Factor allows for the monthly reinvestment of these daily dividends.

DETERMINING THE ACCUMULATION VALUE


         The Accumulation Value is the sum of: 1) the value of all Variable Account Accumulation Units, and 2) amounts allocated and credited to the Fixed Account, minus any outstanding loans on the Policy and accrued interest on such loans. When charges or deductions are made against the Accumulation Value, an appropriate number of Accumulation Units from the Variable Account and an appropriate amount from the Fixed Account will be deducted in the same proportion that the Owner's interest in the Variable Account and Fixed Account bears to the total Accumulation Value (unless otherwise specified by the Owner). Value held in the Fixed Account is not subject to Variable Account charges (Mortality and Expense Risk and Administration Charges), but may be subject to Contingent Deferred Sales Charges, the Annual Policy Fee, optional Enhanced Death Benefit Rider charge, and premium taxes, if applicable.


ANNUITIZATION

         Maturity Date. The Owner selects a Maturity Date at the time of application. Such date must be at least 5 years after the Date of Issue, unless otherwise approved. If no specific Maturity Date is selected, the Maturity Date will be the Owner's age 90 (the Annuitant's age 90 if the Owner is not a human being); or, if later, ten years after the Date of Issue.

         If the Owner requests in writing (see "Ownership Provisions", page ), and LSW approves the request, the Maturity Date may be accelerated or deferred.

         Election of Payment Options. The Owner may, upon prior written notice to LSW, at any time prior to the Annuitization Date, elect one of the Annuity Payment Options. The Accumulation Value in each Subaccount less any premium tax previously unpaid, will be applied to provide a Variable Annuity payment and the Accumulation Value in the Fixed Account, less any premium tax previously unpaid, will be applied to provide a Fixed Annuity payment.

         If an election of an Annuity Payment Option is not on file with LSW on the Annuitization Date, the proceeds will be paid as Option 3 - Payments for
Life with 120 months certain.   An Annuity Payment Option may be elected,
revoked or changed by the Owner at any time before the Annuitization Date upon 30 days prior written notice. The Annuity Payment Options available are described below.

         Frequency and Amount of Annuity Payments. Annuity payments will be paid as monthly installments, unless the Owner selects annual, semi-annual or quarterly installments. However, if the amount to be applied under any Annuity Payment Option is less than $3,500, LSW shall have the right to pay such amount in one lump sum in lieu of the payments otherwise provided for. In addition, if the payments provided for would be or become less than $100, LSW shall have the right to change the frequency of payments to such intervals as will result in payments of at least $100. In no event will LSW make payments under an annuity option less frequently than annually.

ANNUITIZATION - VARIABLE ACCOUNT

         The dollar amount of the first Variable Annuity payment shall be determined by dividing the Variable Account Accumulation Value on the Annuitization Date by 1,000 and applying the result in accordance with the applicable Annuity Table. The amount of each Variable Annuity payment will depend on the age of the Chosen Human Being at the time the first payment is due, and the sex of the Chosen Human Being, if applicable, unless otherwise required by law.

         Subsequent Variable Annuity payments vary in amount in accordance with the investment performance of the Variable Account. The dollar amount of the first annuity payment determined as above is divided by the value of an Annuity Unit as of the Annuitization Date to establish the number of Annuity Units representing each monthly annuity payment. This number of Annuity Units remains fixed during the annuity payment period. The dollar amount of the second and subsequent payments is not predetermined and may change from month to month. The dollar amount of each subsequent payment is determined by multiplying the fixed number of Annuity Units by the value of an Annuity Unit for the Valuation Period in which the payment is due. LSW guarantees that the dollar amount of each payment after the first will not be affected by variations in mortality experience from mortality assumptions used to determine the first payment.

         Value of an Annuity Unit. The value of an Annuity Unit for a Subaccount was arbitrarily set initially at $10 when the first underlying Fund shares were purchased. The value of an Annuity Unit for a Subaccount for any subsequent Valuation Period is determined by multiplying the value of an Annuity Unit for the immediately preceding Valuation Period by the applicable Net Investment Factor for the Valuation Period for which the value of an Annuity Unit is being calculated, and multiplying the result by an interest factor to neutralize the assumed investment rate of 3.5% per annum (see "Net
Investment Factor", page    ).

         Assumed Investment Rate. A 3.5% Assumed Investment Rate is built into the Annuity Tables contained in the Policies. A higher assumption would mean a higher initial payment but more slowly rising or more rapidly falling subsequent payments. A lower assumption would have the opposite effect. If the actual investment return is at the annual rate of 3.5%, the annuity payments will be level.

ANNUITIZATION - FIXED ACCOUNT

         A Fixed Annuity is an annuity with payments which are guaranteed by LSW as to dollar amount during the annuity payment period. The amount of the periodic Fixed Annuity payments will be determined by applying the Fixed Account Accumulation Value to the applicable Annuity Table in accordance with the Annuity Payment Option elected. This will be done at the Annuitization Date on an age nearest birthday basis.

         LSW does not credit discretionary interest to Fixed Annuity payments during the annuity payment period for annuity options based on life contingencies. The Annuitant must rely on the Annuity Tables applicable to the Policies to determine the amount of such Fixed Annuity payments.

ANNUITY PAYMENT OPTIONS

         Any of the following Annuity Payment Options may be elected:

         Option 1-Payments for a Stated Time. Monthly payments will be made for the number of years selected, which may range from 5 years to 30 years.

         Option 2-Payments for Life-An annuity payable monthly during the lifetime of a Chosen Human Being (who may be named at the time of election of the Payment Option), ceasing with the last payment due prior to the death of the Chosen Human Being. IT WOULD BE POSSIBLE UNDER THIS OPTION FOR THE PAYEE TO RECEIVE ONLY ONE ANNUITY PAYMENT IF THE CHOSEN HUMAN BEING DIED BEFORE THE SECOND ANNUITY PAYMENT DATE, TWO ANNUITY PAYMENTS IF THE CHOSEN HUMAN BEING DIED BEFORE THE THIRD ANNUITY PAYMENT DATE, AND SO ON.


         Option 3-Payments for Life with Period Certain- An annuity that if at the death of the Chosen Human Being payments have been made for fewer than 120 or 240 months, as selected, guaranteed annuity payments will be continued during the remainder of the selected period to the Payee, or another recipient as chosen by the Payee at the time the Annuity Payment Option was selected. In the alternative, the recipient may, at any time, elect to have the present value of the guaranteed number of annuity payments remaining paid in a lump sum, computed as of the date on which notice of death of the Chosen Human Being is received by LSW at its Home Office.


         Other Annuity Payment Options may be available.

         Some of the stated Annuity Payment Options may not be available in all states. The Owner may request an alternative non-guaranteed option by giving notice in writing prior to Annuitization. If such a request is approved by LSW, it will be permitted under the Policy.

         Individual Retirement Annuities and Tax Sheltered Annuities are subject to the minimum Distribution requirements set forth in the Code.

         Under Payment Option 1, the Owner may change to any other Payment Option at any time. At the time of the change, the remaining value will be applied to the new Payment Option to determine the amount of the payments. Under Payment Option 1, the Owner may also fully surrender the Policy at any time or make Withdrawals at any time or from time to time. A surrender or Withdrawal will be subject to any applicable Contingent Deferred Sales Charge at the time of the surrender or Withdrawal.

DEATH OF OWNER


         If any Owner or Joint Owner dies prior to the Annuitization Date, then a Death Benefit will be paid to the Beneficiary. Unless the Enhanced
Death Benefit Rider has been elected, the amount of the Death Benefit shall be equal to, if such Owner or Joint Owner dies prior to attaining age 81, the greater of (a) the Accumulation Value, or (b) the Net Premium Payments made to the Policy minus all Withdrawals (including any CDSC deducted in connection with such Withdrawals) and any outstanding loan on the Policy and accrued interest, and, in the case of both (a) and (b), minus any applicable premium tax charge to be assessed upon distribution, will be paid to the Beneficiary. If such Owner or Joint Owner dies after attaining age 81 and the Enhanced Death Benefit Rider has not been elected, then the Death Benefit shall be equal to the Accumulation Value, minus any applicable premium tax charge.


         Unless the Beneficiary is the deceased Owner's (or Joint Owner's) spouse, the Death Benefit must be distributed within five years of such Owner's death. The Beneficiary may, however, elect to receive Distribution in the form of a life annuity or an annuity for a period not exceeding his or her life expectancy. Such annuity must begin within one year following the date of the Owner's death, and is currently available only as a Fixed Annuity. If the Beneficiary is the spouse of the deceased Owner (or Joint Owner), then the Policy may be continued without any required Distribution. If the deceased Owner (or Joint Owner) and the Annuitant are the same person, the death of that person will be treated as the death of the Owner for purposes of determining the Death Benefit payable.

         Qualified Policies may be subject to specific rules set forth in the Plan, Policy, or Code concerning Distributions upon the death of the Owner.

DEATH OF ANNUITANT PRIOR TO THE ANNUITIZATION DATE

         If an Annuitant who is not an Owner dies prior to the Annuitization Date, the Policy will mature, and a Death Benefit equal to the Cash Surrender Value of the Policy will be payable to the Beneficiary, unless, in the case where the Owner is a human being, a contingent Annuitant has been named or the Owner names a contingent Annuitant within 90 days of such Annuitant's death, in which case the Policy may be continued without any required Distribution. If no Beneficiary is named (or if the Beneficiary predeceases the Annuitant), then the Death Benefit will be paid to the Owner. If the Owner is not a human being, then the death of the Annuitant will be treated as if it were the death of the Owner, and the disposition of the Policy will follow the death of the Owner provisions set forth above.

         In any case where a Death Benefit is paid, the value of the Death Benefit will be determined as of the Valuation Day coincident with or next following the date LSW receives in writing (1) due proof of the Annuitant's or an Owner's (or Joint Owner's) death, (2) an election for either a single sum payment or an Annuity Payment Option (currently only Fixed Annuities are available in these circumstances); and (3) any form required by state insurance laws. If a single sum payment is requested, payment will be made in accordance with any applicable laws and regulations governing the payment of Death Benefits. If an Annuity Payment Option is requested, election must be made by the Beneficiary during the 90-day period commencing with the date written notice is received by LSW, and as otherwise required by law. If no election has been made by the end of such 90-day period commencing with the date written notice is received by LSW, or as otherwise required by law, the Death Benefit will be paid in a single sum payment.


         If any Owner is not an individual, the Death Benefit will be paid to the Beneficiary on the death of any Annuitant.

REQUIRED DISTRIBUTIONS FOR QUALIFIED PLANS AND TAX SHELTERED ANNUITIES

         The entire interest of an Annuitant under a Qualified Plan or a Tax Sheltered Annuity Policy will be distributed in a manner consistent with the Minimum Distribution and Incidental Benefit (MDIB) provisions of Section 401(a)(9) of the Code and regulations thereunder, as applicable, and will be paid, notwithstanding anything else contained herein, to the Owner/Annuitant under the Annuity Payments Option selected, over a period not exceeding:

         (a) the life of the Owner/Annuitant or the lives of the Owner/Annuitant and the Owner/Annuitant's Beneficiary; or

         (b) a period not extending beyond the life expectancy of the Owner/Annuitant or the life expectancy of the Owner/Annuitant and the Owner/Annuitant's Beneficiary.



         If the Owner/Annuitant's entire interest is to be distributed in equal or substantially equal payments over a period described in (a) or (b), such payments will commence not later than the first day of April following the calendar year in which the Owner/Annuitant attains age 70 1/2 (the required beginning date). Beginning January 1, 1997, for an Owner/Annuitant other than a "5 percent owner" (as defined in Code Section 416), or in the case of a governmental plan (as defined in Code Section 414(d)), or church plan (as defined in Code Section 401(a)(9)(C)), the Required Beginning Date will be the later of the dates determined under the preceding sentence or April 1 of the calendar year following the calendar year in which the Owner/Annuitant retires.


         If the Owner dies prior to the commencement of his or her Distribution, the interest in the Qualified Plan or Tax Sheltered Annuity must be distributed by December 31 of the calendar year in which the fifth anniversary of his or her death occurs unless:

(a) the Owner names his or her surviving spouse as the Beneficiary and such spouse elects to:

         (i) in the case of a Tax-Sheltered Annuity, treat the annuity as a Tax Sheltered Annuity established for his or her benefit; or

         (ii) receive Distribution of the account in nearly equal payments over his or her life (or a period not exceeding his or her life expectancy) and commencing not later than December 31 of the year in which the Owner would have attained age 70 1/2; or


(b) the Owner names a Beneficiary other than his or her surviving spouse and such Beneficiary elects to receive a Distribution of the account in nearly equal payments over his or her life (or a period not exceeding his or her life expectancy) commencing not later than December 31 of the year following the year in which the Owner dies.

         If the Owner/Annuitant dies after Distribution has commenced, Distribution must continue at least as rapidly as under the schedule being used prior to his or her death.

         Payments commencing on the Required Beginning Date will not be less than the lesser of the quotient obtained by dividing the entire interest of the Owner/Annuitant by the life expectancy of the Owner/Annuitant, or the joint and last survivor expectancy of the Owner/Annuitant and the Owner/Annuitant's Designated Beneficiary (whichever is applicable under the applicable Minimum Distribution or MDIB provisions). Life expectancy and joint and last survivor expectancy are computed by the use of return multiples contained in Section 1.72-9 of the Treasury Regulations.

         Other distribution rules may apply to Section 457 plans.

         If the amounts distributed to the Owner are less than those mentioned above, a penalty tax of 50% is levied on the amount that should have been distributed for that year.

REQUIRED DISTRIBUTIONS FOR INDIVIDUAL RETIREMENT ANNUITIES


         Distribution from an Individual Retirement Annuity must begin not later than April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. Distribution may be accepted in a lump sum or in nearly equal payments over: (a) the Owner's life or the lives of the Owner and the Owner's spouse or designated Beneficiary, or (b) a period not extending beyond the life expectency of the Owner and the Owner's spouse or designated Beneficiary.


         If the Owner dies prior to the commencement of the Distribution, the interest in the Individual Retirement Annuity must be distributed by December 31 of the calendar year in which the fifth anniversary of the Owner's death occurs unless:


(a) The Owner has named his or her surviving spouse as the designated Beneficiary and such spouse elects to:

         (i) treat the annuity as an Individual Retirement Annuity established for his or her benefit; or

         (ii) receive Distribution of the account in nearly equal payments over his or her life (or a period not exceeding his or her life expectancy) and commencing not later than December 31 of the year in which the Owner would have attained age 70 1/2; or

(b) The Owner has named a Beneficiary other than his or her surviving spouse and such Beneficiary elects to receive a Distribution of the account in nearly equal payments over his or her life (or a period not exceeding his or her life expectancy) commencing not later than December 31 of the year following the year in which the Owner dies.

         If the Owner dies after Distribution has commenced, the Distribution must continue at least as rapidly as under the schedule being used prior to the Owner's death, except to the extent that a surviving spouse Beneficiary may elect to treat the Policy as his or her own, in the same manner as is described in section (a)(i) of this provision.

         If the amounts distributed to the Owner are less than those mentioned above, a penalty tax of 50% is levied on the amount that should have been distributed for that year.

         A pro-rata portion of all Distributions will be included in the gross income of the person receiving the Distribution and taxed at ordinary income tax rates. The portion of the Distribution which is taxable is based on the ratio between the amount by which non-deductible Premium Payments exceed prior non-taxable Distributions and total account balances at the time of the Distribution. The Owner must annually report the amount of non-deductible Premium Payments, the amount of any Distribution, the amount by which non-deductible Premium Payments for all years exceed non-taxable Distributions for all years and the total balance of all Individual Retirement Annuities.

         Individual Retirement Annuity Distributions will not receive the benefit of the tax treatment of a lump sum Distribution from a Qualified Plan. If the Owner dies prior to the time Distribution of the Owner's interest in the annuity is completed, the balance will also be included in the Owner's gross estate.


GENERATION-SKIPPING TRANSFERS

         LSW may determine whether the Death Benefit or any other payment constitutes a direct skip as defined in Section 2612 of the Code, and the amount of the tax on the generation-skipping transfer resulting from such direct skip. If applicable, the payment will be reduced by any tax LSW is required to pay by Section 2603 of the Code.

         A direct skip may occur when property is transferred to or a Death Benefit is paid to an individual two or more generations younger than the Owner.

OWNERSHIP PROVISIONS

         Unless otherwise provided, the Owner has all rights under the Policy. IF THE PURCHASER NAMES SOMEONE OTHER THAN HIMSELF OR HERSELF AS OWNER, THE PURCHASER WILL HAVE NO RIGHTS UNDER THE POLICY. If Joint Owners are named, each Joint Owner will possess an undivided interest in the Policy. The death of any Joint Owner will trigger the provisions of the Policy relating to the death of the Owner. Unless otherwise provided, when Joint Owners are named, the exercise of any ownership right in the Policy (including the right to surrender the Policy or make a Withdrawal, to change the Owner, the Annuitant, a Contingent Annuitant, the Beneficiary, the Annuity Payment Option or the Maturity Date) shall require a written indication of an intent to exercise that right, signed by all Joint Owners.

         Prior to the Annuitization Date, the Owner may name a new Owner. Such change may be subject to state and federal gift taxes, and may also result in current federal income taxation (see "Federal Income Tax Considerations", page "). Any change of Owner will automatically revoke any prior Owner designation. Any request for change of Owner must be (1) made by proper written application, (2) received and recorded by LSW at its Home Office, and (3) may include a signature guarantee as specified in the "Surrender and Withdrawal"
provision on page   .  The change will become effective as of the date the
written request is signed. A new choice of Owner will not apply to any payment made or action taken by LSW prior to the time it was received and recorded.

         The Owner may request a change in the Annuitant or contingent Annuitant before the Annuitization Date. Such a request must be made in writing on a form acceptable to LSW and must be signed by the Owner and the person to be named as Annuitant or contingent Annuitant. Any such change is subject to underwriting and approval by LSW.

                             CHARGES AND DEDUCTIONS

         All of the charges described in this section apply to Variable Account allocations. Allocations to the Fixed Account are subject to Contingent Deferred Sales Charges, the Annual Policy Fee and Premium Tax deductions and the charge for the Enhanced Death Benefit Rider, if applicable, but are not subject to charges exclusive to the Variable Account: the Mortality Risk Charge, the Expense Risk Charge and the Administration Charge.

         LSW deducts the charges described below to cover its costs and expenses, services provided and risks assumed under the Policies. LSW incurs certain costs and expenses for the distribution and administration of the Policies and for providing the benefits payable thereunder. More particularly, the administrative services include: processing applications for and issuing the Policies, processing purchases and redemptions of Fund shares as required (including automatic withdrawal services), maintaining records, administering annuity payouts, furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values), reconciling and depositing cash receipts, providing Policy confirmations, providing toll-free inquiry services and furnishing telephone transaction privileges. The risks LSW assumes include: the risk that the actual life-span of persons receiving annuity payments under Policy guarantees will exceed the assumptions reflected in LSW's guaranteed rates (these rates are incorporated in the Policy and cannot be changed); the risk that Death Benefits, or the Enhanced Death Benefit under the optional Enhanced Death Benefit Rider, will exceed the actual Accumulation Value; the risk that more Owners than expected will qualify for waivers of the Contingent Deferred Sales Charge; and the risk that LSW's costs in providing the services will exceed its revenues from the Policy charges (which cannot be changed by LSW). The amount of a charge will not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, the Contingent Deferred Sales Charge collected may not fully cover all of the distribution expenses incurred by LSW.

DEDUCTIONS FROM THE VARIABLE ACCOUNT

         LSW deducts from the Variable Account an amount, computed daily, which is equal to an annual rate of 1.40% of the daily net asset value. The charge consists of a 0.15% Administration Charge, a 0.85% Mortality Risk Charge, and a 0.40% Expense Risk Charge.

CONTINGENT DEFERRED SALES CHARGE

         No deduction for a sales charge is made from the Premium Payments for these Policies. However, during the period prior to the fifteenth Policy Anniversary, if a Withdrawal is made with respect to any part of the Accumulation Value of such a Policy or a Policy is surrendered, LSW will, with certain exceptions, deduct a Contingent Deferred Sales Charge not to exceed 7% of the lesser of the total of all Net Premium Payments made within 84 months prior to the date of the request to surrender, or the amount withdrawn. No Contingent Deferred Sales Charge will apply after the fifteenth Policy Anniversary, even with respect to Premium Payments made within 84 months of a Withdrawal or surrender.

         The Contingent Deferred Sales Charge is calculated by multiplying the applicable Contingent Deferred Sales Charge percentages noted below by the Net Premium Payments that are withdrawn or surrendered. For purposes of calculating the Contingent Deferred Sales Charge, Withdrawals or surrenders are considered to come first from the oldest Net Premium Payment made to the Policy, then the next oldest Net Premium Payment and so forth, with any earnings attributable to such Net Premium Payments considered withdrawn only after all Net Premium Payments made to the Policy have been considered withdrawn (no Contingent Deferred Sales Charge is ever assessed with respect to a Withdrawal or surrender of earnings) . For tax purposes, a surrender is usually treated as a withdrawal of earnings first. This charge will apply in the amounts set forth below to Net Premium Payments within the time periods set forth.

         The Contingent Deferred Sales Charge applies to Net Premium Payments as follows:


 NUMBER OF COMPLETED       CONTINGENT DEFERRED    NUMBER OF COMPLETED      CONTINGENT DEFERRED
 YEARS FROM DATE OF        SALES CHARGE           YEARS FROM DATE OF       SALES CHARGE
 NET PREMIUM PAYMENT       PERCENTAGE             NET PREMIUM PAYMENT      PERCENTAGE
 -------------------       ----------             -------------------      ----------
      0                         7%                        4                  3%
      1                         6%                        5                  2%
      2                         5%                        6                  1%
      3                         4%                        7+                 0%


         In any Policy Year after the first Policy Year, the Owner may effect Withdrawals without a Contingent Deferred Sales Charge ("CDSC") of an aggregate amount equal to 10% of the Accumulation Value as of the most recent Policy Anniversary. Unless otherwise required by applicable state law, this CDSC-free Withdrawal privilege does not apply to full surrenders of the Policy, and if a full surrender is made within one year of exercising a CDSC-free Withdrawal, then the Contingent Deferred Sales Charge which would have been assessed at the time of the Withdrawal will be assessed at the time of surrender. The CDSC-free feature is also non-cumulative; so that free amounts not taken during any given Policy Year cannot be taken as free amounts in a subsequent Policy Year. In addition, any amount withdrawn in order to meet minimum Distribution requirements under the Code shall be free of CDSC. In the first Policy Year a CDSC-free Withdrawal is available only by setting up a monthly systematic Withdrawal program for an amount not exceeding the annual CDSC-free Withdrawal amount (see "Available Automated Fund Management Features-Systematic
Withdrawals", page    ).  The Owner may be subject to a tax penalty if the
Owner takes Withdrawals prior to age 59 1/2 (see "Federal Income Tax Considerations).

         In addition, no Contingent Deferred Sales Charge will be deducted: (1) upon the Annuitization of Policies, (2) upon payment of a death benefit pursuant to the death of the Owner, (3) from any values which have been held under a Policy for at least 84 months, or (4) as noted above, after the fifteenth Policy Anniversary. No Contingent Deferred Sales Charge applies upon the transfer of value among the Subaccounts or between the Fixed Account and the Variable Account.

         When a Policy is held by a charitable remainder trust, the amount which may be withdrawn from this Policy without application of a Contingent Deferred Sales Charge, after the first Policy Year, shall be the larger of (a) or (b), where (a) is the amount which would otherwise be available for Withdrawal without application of a Contingent Deferred Sales Charge; and where
(b) is the difference between the Accumulation Value as of the last Policy Anniversary and the Net Premium Payments made to the Policy, less all Withdrawals and less any outstanding loan and accrued interest, as of the last Policy Anniversary.

         LSW will waive the Contingent Deferred Sales Charge if the Owner dies, or if the Owner annuitizes (in such a case, however, the Owner may not elect a settlement option under which he or she has the right to receive a lump sum prior to seven years after the date of the last Premium Payment, unless a Contingent Deferred Sales Charge is paid at the time of payment of the lump sum).

         LSW will also waive the CDSC if, following the first Policy Anniversary, the Owner has been confined to an eligible nursing home (as defined in the Policy) for at least the 90 consecutive days ending on the date of the Withdrawal request.

ANNUAL POLICY FEE

         For Policies with an Accumulation Value plus any outstanding loan and accrued interest of less than $50,000 as of the Date of Issue, or any subsequent Policy Anniversary prior to the Annuitization Date, LSW will assess an Annual Policy Fee of $30.00. This fee will be assessed annually in advance on the Date of Issue and thereafter on each Policy Anniversary on which the Accumulation Value plus any outstanding loans and accrued interest is less than $50,000, until the Annuitization Date. No Annual Policy Fee will be assessed after the Annuitization Date. This fee will be taken pro rata from all Subaccounts of the Variable Account and the unloaned portion of the Fixed Account.

TRANSFER CHARGE

   Currently, unlimited transfers are permitted among the Subaccounts, and transfers between the Fixed Account and the Variable Account are permitted
within the limits described on page         , in each case without charge.  LSW
has no present intention to impose a transfer charge in the foreseeable future. However, LSW reserves the right to impose in the future a transfer charge of $25 on each transfer in excess of twelve transfers in any Policy Year.

   If imposed, the transfer charge will be deducted from the amount being transferred. All transfers requested on the same Valuation Day are treated as one transfer transaction. Any future transfer charge will not apply to transfers resulting from loans, and any transfers made pursuant to the Dollar Cost Averaging and Portfolio Rebalancing features. These transfers will not count against the twelve free transfers in any Policy Year.

PREMIUM TAXES

         If a governmental entity imposes premium taxes, LSW will make a deduction for premium taxes in a corresponding amount. Certain states impose a premium tax, currently ranging up to 3.5%. LSW will pay premium taxes at the time imposed under applicable law. Where LSW is required to pay this premium tax when a premium is paid, it may deduct an amount equal to premium taxes from the Premium Payment. In the remaining states which assess premium taxes, LSW will make a deduction for premium taxes at the time it pays premium taxes to the applicable taxing authority.

CHARGE FOR OPTIONAL ENHANCED DEATH BENEFIT RIDER

         Annual charges are made if the Owner has elected the optional Enhanced
Death Benefit Rider.  See "Optional Enhanced Death Benefit Rider," page     .
The annual charge for the Enhanced Death

Benefit Rider is 0.20% of Accumulation Value as of the date the charge is deducted plus the amount of any outstanding loan and accrued interest. The annual charge will be deducted at issue (or at the time of election, if elected subsequent to issue), and then on each Policy Anniversary thereafter, up to and including age 80 on an age-nearest-birthday basis as of the relevant Policy Anniversary. After age 80, the charge will be discontinued. The charge will be taken pro rata from the Subaccounts of the Variable Account and the unloaned portion of the Fixed Account.

REDUCTION OF CHARGES

         The CDSC, Annual Policy Charge and Expense Risk Charge described above may be reduced or eliminated for Policies issued in circumstances where the Company estimates that it will incur lower distribution or administrative expenses or perform fewer sales or administrative services than those originally contemplated in establishing the level of these charges. Lower distribution and administrative expenses may be the result of economies associated with (a) the use of mass enrollment procedures, (b) the performance of administrative or enrollment functions by an employer, (c) the use by an employer of automated techniques in submitting Premium Payments or information related to Premium Payments on behalf of its employees, or (d) any other circumstances which reduce distribution or administrative expenses. The exact amount of the CDSC, Annual Policy Charge or Expense Risk Charge applicable to a particular Policy will be stated in that Policy.

OTHER CHARGES

         The Variable Account purchases shares of the Funds at net asset value. The net asset value of those shares reflect management fees and expenses already deducted from the assets of the Funds. Information on the fees and expenses for the Funds is set forth in "Underlying Fund Annual Expenses" on
page    .

         More detailed information is contained in the Funds' prospectuses which accompany this prospectus.

                                 POLICY RIGHTS

FREE LOOK

         The Owner may revoke the Policy at any time between the Date of Issue and the date 10 days after receipt of the Policy, and receive a refund of the Accumulation Value plus any charges assessed at issue, including the Annual Policy Fee, charge for the optional Enhanced Death Benefit Rider, and any premium tax, unless otherwise required by state and/or federal law. Some states may require a longer period. Where the Accumulation Value is refunded, the Owner will have borne the investment risk and been entitled to the benefit of the investment performance of the chosen Subaccounts during the time the Policy was in force.

         In the case of Individual Retirement Annuities and states that require the return of Premium Payments, LSW will refund the greater of: (i) Premium Payments or (ii) Accumulation Value plus any amount deducted by LSW for state premium taxes. LSW may require that all Accumulation Value allocated to the Variable Account initially be held in the Market Street Money Market Subaccount. At the end of the free look period, Accumulation Value will be allocated among the Subaccounts of the Variable Account and the Fixed Account based on the allocation percentages specified in the application. For this purpose, LSW assumes the free look period ends 20 days after the date the Policy is issued.

         In order to revoke the Policy, it must be mailed or delivered to the Home Office of LSW at the mailing address shown on page 1 of this prospectus. Mailing or delivery must occur on or before 10 days after receipt of the Policy for revocation to be effective, except where LSW required the allocation of Accumulation Value to the Market Street Money Market Subaccount for the free look period. In order to revoke the Policy, if it has not been received, written notice must be mailed or delivered to the Home Office of LSW at the mailing address shown on page 1 of this prospectus.

         The liability of the Variable Account under this provision is limited to the Accumulation Value in each Subaccount on the date of revocation. Any additional amounts refunded to the Owner will be paid by LSW.

LOAN PRIVILEGE - QUALIFIED POLICIES AND TAX SHELTERED ANNUITIES

         Prior to the Annuitization Date, the Owner of a Qualified Policy under section 401(a) (which includes section 401(k) plans) or 403(a) of the Code, or a section 403(b) Tax Sheltered Annuity Policy, may receive a loan, subject to the terms of the Policy, the Plan, and the Code, which may impose restrictions on loans.

         Loans from eligible Policies are available beginning one year after the Date of Issue. The Owner may borrow a minimum of $1500. The maximum loan balance which may be outstanding at any time is 50% of the Accumulation Value, but not more than $50,000. The $50,000 limit will be reduced by the highest loan balances owed during the prior one-year period, which may be more than the amount outstanding at the time of the loan if an interest payment or principal repayment has been made. Only one loan may be outstanding with respect to any one Policy at any time. Loans may only be secured by the Accumulation Value.

         All loans are made from the Collateral Fixed Account. An amount equal to the principal amount of the loan will be transferred to the Collateral Fixed Account. Unless instructed to the contrary by the Owner, LSW will transfer to the Collateral Fixed Account an amount equaling the loan from the Subaccounts of the Variable Account and unloaned portion of the Fixed Account in the same proportion that such amounts bear to the total Accumulation Value. No CDSC is deducted at the time of the loan, or on any transfers to the Collateral Fixed Account. If the Owner provides specific instructions, loan amounts must be taken first from the Variable Account, and may only be taken from the unloaned portion of the Fixed Account to the extent that the Accumulation Value in the Variable Account is insufficient to provide the loan. If the loan cannot be processed in accordance with instructions provided by the Owner, then the loan will not be processed until LSW receives further instructions from the Owner.

         Until the loan has been repaid in full, that portion of the Collateral Fixed Account equal to the outstanding loan balance shall be credited on each Policy Anniversary with interest at an annual rate declared from time to time by LSW, but will never be less than an annual rate of 3.0%. Specific loan terms are disclosed at the time of loan application or loan issuance.

         Loans must be repaid in substantially level payments, not less frequently than quarterly, within five years. Loans used to purchase the principal residence of the Owner must be repaid within 15 years. During the loan term, the outstanding balance of the loan will continue to accrue interest at an annual rate specified in the loan agreement. Once established, this interest rate will be fixed for the life of the loan. Loan repayments will consist of principal and interest in amounts set forth in the loan agreement. Loan principal repayments will, on the date they are received, be allocated among the Fixed Account and Subaccounts of the Variable Account in accordance with the allocation of Net Premium Payments then in effect.

         If the Policy is surrendered while the loan is outstanding, the Owner will receive the Cash Surrender Value. If the Owner/Annuitant dies while the loan is outstanding, the Death Benefit will also be reduced to reflect the amount of the loan outstanding plus accrued interest. If annuity payments start while the loan is outstanding, the Accumulation Value will be reduced by the amount of the outstanding loan plus accrued interest. Until the loan is repaid, LSW reserves the right to restrict any transfer of the Policy which would otherwise qualify as a transfer as permitted in the Code.

         If a loan payment is not made when due, interest will continue to accrue. If a loan payment is not made within 31 days of when it was due, then the entire balance of the loan is considered in default. This amount may be taxable to the borrower, and may be subject to the early withdrawal tax penalty. If the Owner is not eligible to take a distribution pursuant to the Policy or plan provisions, the deemed distribution will be reportable for tax purposes, but will not be offset against the Policy Value until such time as a distribution may be made.

         Loans may also be subject to additional limitations or restrictions under the terms of the employer's plan. Loans permitted under this Policy may still be taxable in whole or part if the participant has additional loans from other plans or policies. LSW will calculate the maximum nontaxable loan based on the information provided by the participant or the employer.

         All payments received from the Owner will be considered loan repayments. Any payments received from the employer of the Owner will be considered premium payments unless specifically identified as loan repayments. LSW reserves the right to modify the terms or procedures associated with the loan privilege in the event of a change in the laws or regulations relating to the treatment of loans. LSW also reserves the right to assess a loan processing fee. Individual Retirement Annuities and Non-Qualified Policies are
not eligible for loans.  (See "Non-Qualified Policies", page     and
"Individual Retirement Annuities", page    )

SURRENDER AND WITHDRAWAL

         At any time prior to the Annuitization Date, or thereafter if Payment Option 1 has been elected, the Owner may, upon proper written application by the Owner deemed by LSW to be in good order, surrender the Policy. "Proper written application" means that the Owner must request the surrender in writing and include the Policy. LSW may require that the signature(s) be guaranteed by a member firm of a major stock exchange or other depository institution qualified to give such a guaranty.

         LSW will, upon receipt of any such written request, pay to the Owner the Cash Surrender Value. The Cash Surrender Value will be reduced by any applicable Contingent Deferred Sales Charge (see "Contingent Deferred Sales Charge"), as well as any outstanding loan and accrued interest and, in certain
states, a premium tax charge (see "Premium Taxes", page    ).  The Cash
Surrender Value may be more or less than the total of Premium Payments made by a Owner, depending on the market value of the underlying Fund shares, the amount of any applicable Contingent Deferred Sales Charge, and other factors.

         LSW will normally not permit Withdrawal or surrender of Premium Payments made by check within the 15 calendar days prior to the date the request for Withdrawal or surrender is received.

         At any time before the death of the Owner and after 30 days from the Date of Issue, the Owner may make a Withdrawal of a portion of the Cash Surrender Value. The minimum Withdrawal is $500, and the maximum Withdrawal is that amount which would leave $3500 in remaining Accumulation Value. If the amount requested is more than the maximum or less than the minimum, the Withdrawal will not be processed until LSW receives further instructions from the Owner.

         Generally, Withdrawals in the first Policy Year and Withdrawals in excess of 10% of the Accumulation Value as of the most recent Policy Anniversary in any Policy Year prior to the sixteenth Policy Year are subject to the Contingent Deferred Sales Charge. See "Contingent Deferred Sales
Charge", page     .  However, see "Available Automated Fund Management
Features-Systematic Withdrawals" page    , for information on a limited means
of making systematic Withdrawals in the first year free of the Contingent Deferred Sales Charge. Withdrawals will be deemed to be taken from Net Premium Payments in chronological order, with the oldest Net Premium Payment being withdrawn first. This method will tend to minimize the amount of the Contingent Deferred Sales Charge.

         The Withdrawal will be taken from the Subaccounts of the Variable Account based on the instructions of the Owner at the time of the Withdrawal (however, during the first Policy Year, LSW may require that Withdrawal be taken pro rata from the Subaccounts of the Variable Account and the unloaned portion of the Fixed Account). If the Owner provides specific instructions, amounts must be deducted first from the Variable Account, and may only be deducted from the unloaned portion of the Fixed Account to the extent that the Accumulation Value in the Variable Account is insufficient to accomplish the Withdrawal. If specific allocation instructions are not provided by the Owner, the

Withdrawal will be deducted pro rata from the Subaccounts of the Variable Account and from the unloaned portion of the Fixed Account. Any Contingent Deferred Sales Charge associated with a Withdrawal will be deducted from the Subaccounts of the Variable Account and from the Fixed Account based on the allocation percentages of the Withdrawal itself, except that any amount that would be so deducted from a Subaccount which is in excess of the available value in that Subaccount will be deducted pro rata among the remaining Subaccounts and the unloaned portion of the Fixed Account. If the Withdrawal cannot be processed in accordance with instructions provided by the Owner, then it will not be processed until LSW receives further instructions from the Owner.

         A surrender or a Withdrawal may have tax consequences.  See "Federal
Income Tax Considerations", page     .

PAYMENTS

         LSW will pay any funds surrendered or withdrawn from the Variable Account within 7 days of receipt of such request in LSW's Home Office.
However, LSW reserves the right to suspend or postpone the date of any payment or transfer of any benefit or values for any Valuation Period (1) when the New York Stock Exchange ("Exchange") is closed, (2) when trading on the Exchange is restricted, (3) when an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets, or (4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of security holders, provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (2) and (3) exist. LSW reserves the right to delay payment of any amounts allocated to the Fixed Account which are payable as a result of a surrender, Withdrawal or loan for up to six months after it has received a written request in a form satisfactory to it.

SURRENDERS AND WITHDRAWALS UNDER A TAX SHELTERED ANNUITY POLICY

         Where the Policy has been issued as a Tax Sheltered Annuity, the Owner may surrender or make a Withdrawal of part or all of the Accumulation Value at any time this Policy is in force prior to the earlier of the Annuitization Date or the death of the Designated Annuitant except as provided below:


A. The surrender or Withdrawal of Accumulation Value attributable to contributions made pursuant to a salary reduction agreement (within the meaning of Code Section 402(g)(3)(A) or (C)), or transfers from a Custodial Account described in Section 403(b)(7) of the Code, may be executed only:

         1. when the Owner attains age 59 1/2, separates from service, dies, or becomes disabled (within the meaning of Code Section 72(m)(7)); or

         2.      in the case of hardship (as defined for purposes of Code
                 Section 401 (k)), provided that any surrender of Accumulation Value in the case of hardship may not include any income attributable to salary reduction contributions.


B. The surrender and Withdrawal limitations described in A. above for Tax Sheltered Annuities apply to:

         1. salary reduction contributions to Tax Sheltered Annuities made for plan years beginning after December 31, 1988;

         2. earnings credited to such policies after the last plan year beginning before January 1, 1989, on amounts attributable to salary reduction contributions; and

         3. all amounts transferred from 403(b)(7) Custodial Accounts (except that earnings, and employer contributions as of December 31, 1988 in such Custodial Accounts may be withdrawn in the case of hardship).

C. Any Distribution other than the above, including exercise of a contractual ten-day free look provision (when available) may result in the immediate application of taxes and penalties and/or retroactive disqualification of a Qualified Policy or Tax Sheltered Annuity.

         A premature Distribution may not be eligible for rollover treatment. To assist in preventing disqualification in the event of a ten-day free look, LSW will agree to transfer the proceeds to another policy which meets the requirements of Section 403(b) of the Code, upon proper direction by the Owner. The foregoing is LSW's understanding of the withdrawal restrictions which are currently applicable under Section 403(b)(11) and Revenue Ruling 90-24. Such restrictions are subject to legislative change and/or reinterpretation from time to time. Distributions pursuant to Qualified Domestic Relations Orders will not be considered to be a violation of the restrictions stated in this provision.

         The Policy surrender and Withdrawal provisions may also be modified pursuant to the plan terms and Code tax provisions for Qualified Policies.


TELEPHONE TRANSACTION PRIVILEGE

         If the telephone transaction privilege has been elected, either on the application for the Policy or by thereafter providing a proper written authorization to LSW, an Owner, or his or her LSW agent, if the Owner has so provided on the application or by written authorization, may effect changes in Net Premium Payment allocation, transfers, initiate dollar cost averaging or portfolio rebalancing, and, in the case of Tax Deferred Annuity Policies, loans of up to $10,000, by providing instructions to LSW at its Home Office over the telephone. LSW reserves the right to suspend telephone transaction privileges at any time, for any reason, if it deems such suspension to be in the best interests of Policy Owners.

    LSW will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If LSW follows these procedures it will not be liable for any losses due to unauthorized or fraudulent instructions. LSW may be liable for any such losses if those reasonable procedures are not followed. The procedures to be followed for telephone transfers will include one or more of the following: requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.


AVAILABLE AUTOMATED FUND MANAGEMENT FEATURES

    LSW currently offers, at no charge to Owners, the following automated fund management features. However, LSW is not legally obligated to continue to offer these features, and although it has no current intention to do so, it may cease offering one or more of such features at any time, after providing 60 days prior written notice to all Owners who are currently utilizing the features being discontinued. Only one automated fund management feature is available under any single Policy at one time.

    Dollar Cost Averaging. This feature permits an Owner to automatically transfer funds from the Money Market Subaccount to any other Subaccounts on a monthly basis. It may be elected at issue by marking the appropriate box on the initial application, and completing the appropriate instructions, or, after issue, by filling out similar information on a change request form and sending it to the Home Office.

    If this feature is elected, the amount to be transferred will be taken from the Money Market Subaccount and transferred to the Subaccount or Subaccounts designated to receive the funds, each month on the Monthly Policy Date (starting with the Monthly Policy Date next succeeding the Date of Issue, or next succeeding the date of an election subsequent to purchase), until the amount in the Money Market Fund is depleted. The minimum monthly transfer by Dollar Cost Averaging is $100, except for the transfer which reduces the amount in the Money Market Subaccount to zero. An Owner may discontinue Dollar Cost Averaging at any time by sending an appropriate change request form to the Home Office.

    This feature allows an Owner to move funds into the various investment classes on a more gradual and systematic basis than the frequency on which Premium Payments ordinarily are made. The periodic investment of the same amount will result in higher numbers of units being purchased when unit prices are lower, and lower numbers of units being purchased when unit prices are higher. This will result, over time, in a lower cost per unit than the average of the unit costs on the days on which the automated purchases are made. This technique will not, however, assure a profit or protect against a loss in declining markets. Moreover, for the dollar cost averaging technique to be effective, amounts should be available for allocation from the Money Market Subaccount through periods of low price levels as well as higher price levels.

    Portfolio Rebalancing. This feature permits an Owner to automatically rebalance the value in the Subaccounts on a monthly, quarterly, semi-annual or annual basis, based on the Owner's premium allocation percentages in effect at the time of the rebalancing. It may be elected at issue by marking the appropriate box on the initial application, or, after issue, by completing a change request form and sending it to the Home Office.

    In Policies utilizing Portfolio Rebalancing from the Date of Issue, an automatic transfer will take place which causes the percentages of the current values in each Subaccount to match the current premium allocation percentages, starting with the Monthly Policy Date three, six or twelve months after the Date of Issue, and then on each Monthly Policy Date three, six or twelve months thereafter. Policies electing Portfolio Rebalancing after issue will have the first automated transfer occur as of the Monthly Policy Date on or next following the date that the election is received at the Home Office, and subsequent rebalancing transfers will occur every three, six or twelve months from such date. An Owner may discontinue Portfolio Rebalancing at any time by submitting an appropriate change request form to the Home Office.

    In the event that an Owner changes the Policy's premium allocation percentages, Portfolio Rebalancing will automatically be discontinued unless the Owner specifically directs otherwise.

    Portfolio Rebalancing will result in periodic transfers out of Subaccounts that have had relatively favorable investment performance in relation to the other Subaccounts to which a Policy allocates premiums, and into Subaccounts which have had relatively unfavorable investment performance in relation to the other Subaccounts to which the Policy allocates premiums.


         Systematic Withdrawals- At any time after one year from the Date of Issue, and provided that the Accumulation Value at the time of initiation of the program is at least $15,000, the Owner may elect in writing on a form provided by LSW to take systematic Withdrawals of a specified dollar amount (of at least $100) on a monthly, quarterly, semi-annual or annual basis. The Owner may provide specific instructions as to how the systematic Withdrawals are to be taken, but the Withdrawals must be taken first from the Subaccounts of the Variable Account, and may only be taken from the unloaned portion of the Fixed Account to the extent that the Accumulation Value in the Variable Account is insufficient to accomplish the Withdrawal. If the Owner has not provided specific instructions, or if such specific instructions cannot be carried out, LSW will process the Withdrawals by taking on a pro-rata basis Accumulation Units from all of the Subaccounts in which the Owner has an interest and the unloaned portion of the Fixed Account. Each systematic Withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic Withdrawals if the Owner is under age 59 1/2. If directed by the Owner, LSW will withhold federal income taxes from each systematic Withdrawal. A systematic Withdrawal program will terminate automatically when a systematic Withdrawal would cause the remaining Accumulation Value to be $3,500 or less. If a systematic Withdrawal would cause the Accumulation Value to be

$3,500 or less, then that systematic Withdrawal transaction will not be processed. The Owner may discontinue systematic Withdrawals at any time by notifying LSW in writing.

         A Contingent Deferred Sales Charge may apply to systematic Withdrawals in accordance with the considerations set forth in "Contingent Deferred Sales
Charge", page    .  If the Owner withdraws amounts pursuant to a systematic
Withdrawal program, then the Owner may withdraw in each Policy Year after the first Policy Year without a CDSC an amount up to 10% of the Accumulation Value as of the most recent Policy Anniversary. Both Withdrawals at the specific request of the Owner and Withdrawals pursuant to a systematic Withdrawal program will count toward the limit of the amount that may be withdrawn in any Policy Year free of the CDSC. In addition, any amount withdrawn from any Individual Retirement Annuity Policy in order to meet minimum Distribution requirements shall be free of CDSC.


         Limited systematic Withdrawals are also available in the first Policy Year (but after 30 days from issue). These systematic Withdrawals are limited to monthly systematic Withdrawal programs only. The maximum aggregate amount for the remaining months of the first Policy Year is 10% of the Accumulation Value. These systematic Withdrawals will not be subject to a CDSC. The other rules for systematic Withdrawals made after the first Policy Year, including the $15,000 minimum Accumulation Value, minimum $100 payment, and allocation rules, will apply to these systematic Withdrawals.



POLICY RIGHTS UNDER CERTAIN PLANS

    Policies may be purchased in connection with a plan sponsored by an employer. In such cases, all rights under the Policy rest with the Owner, which may be the employer or other obligor under the plan, and benefits available to participants under the plan will be governed solely by the provisions of the plan. Accordingly, some of the options and elections under the Policy may not be available to participants under the provisions of the plan. In such cases, participants should contact their employers for information regarding the specifics of the plan.


                               THE FIXED ACCOUNT

         Net Premium Payments under the Fixed Account portion of the Policy and transfers to the Fixed Account portion become part of the general account of LSW, which support insurance and annuity obligations. Because of exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933 ("Securities Act"), nor is the general account registered as an investment company under the Investment Company Act. Accordingly, neither the general account nor any interest therein are generally subject to the provisions of the Securities Act or Investment Company Act, and LSW has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus which related to the guaranteed interest portion. Disclosures regarding the Fixed Account portion of the Policy and the general account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

         The Fixed Account is made up of all the general assets of LSW, other than those in the Variable Account and any other segregated asset account. Fixed Account Net Premium Payments will be allocated to the Fixed Account by election of the Owner at the time of purchase, or by a later change in allocation of Net Premium Payments. LSW will invest the assets of the Fixed Account in those assets chosen by LSW and allowed by applicable law.


MINIMUM GUARANTEED AND CURRENT INTEREST RATES

         The Accumulation Value held in the Fixed Account which is not held in a Collateral Fixed Account is guaranteed to accumulate at a minimum effective annual interest rate of 3.0%. LSW may credit the non-loaned Accumulation Value in the Fixed Account with current rates in excess of the minimum guarantee but is not obligated to do so. Since LSW, in its sole discretion, anticipates changing the current interest rate from time to time, allocations to the Fixed Account made at different times are likely to be credited with different current interest rates. An interest rate will be declared by LSW each month to apply to amounts allocated or transferred to the Fixed Account in that month. The rate declared on such amounts will remain in effect for twelve months. At the end of the 12-month period, LSW reserves the right to declare a new current interest rate on such amounts and accrued interest thereon (which may be a different current interest rate than the current interest rate on new allocations to the Fixed Account on that date). Any interest credited on the amounts in the Fixed Account in excess of the minimum guaranteed rate of 3.0% per year will be determined in the sole discretion of LSW. The Owner assumes the risk that interest credited may not exceed the guaranteed minimum rate.

         Amounts deducted from the unloaned portion of the Fixed Account for Optional Benefits charges, the Annual Policy Fee, loans or transfers to the Variable Account are, for the purpose of crediting interest, accounted for on a last in, first out basis. Amounts deducted from the unloaned portion of the Fixed Account for Withdrawals are accounted for on a first in, first out basis for such purpose.

         LSW reserves the right to change the method of crediting interest from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 3.0% per annum or shorten the period for which the interest rate applies to less than 12 months.


                     OPTIONAL ENHANCED DEATH BENEFIT RIDER

         The Enhanced Death Benefit Rider, which is subject to the restrictions and limitations set forth in the Policy Rider, may be included in a Policy at the option of the Owner. Election of this optional benefit involves an additional cost. This Rider may not be available in all states. If the Owner has elected the Enhanced Death Benefit Rider, then the following enhanced death benefit will be payable to the Beneficiary if the Owner (or the first of Joint Owners) dies prior to reaching age 81 (on an age nearest birthday basis): the highest of (a) Accumulation Value; (b) the total of all Net Premium Payments, less all Withdrawals, and less any outstanding loan and accrued interest, and
(c) the largest Accumulation Value as of any prior Policy Anniversary after the Enhanced Death Benefit Rider was applicable to the Policy, plus any Net Premium Payments and less any Withdrawals (including any CDSC deducted in connection with such Withdrawals), loan and accrued interest, in each case since such Policy Anniversary, and in each case calculated as of the date LSW receives due proof of death. Any applicable premium tax charge payable on the death of the Owner will be applied to reduce the value of the above determined enhanced
death benefit (see "Premium Taxes, page     ).

         If the Owner (or the first of Joint Owners) dies at age 81 or later, the death benefit will not be enhanced, and will be an amount equal to Accumulation Value, less any applicable premium tax charge.

         The Enhanced Death Benefit Rider will be available at issue to Owners age 75 and younger. It will be available after issue to Owners age 75 or younger only as of a Policy Anniversary, and only if at the time of the Rider is requested, the Accumulation Value is greater than the total of all Net Premium Payments less all Withdrawals. The annual charge for this Rider is 0.20% of Accumulation Value. After the Owner reaches age 80, on an age nearest birthday basis, the charge will be discontinued. See "Charge for Optional
Enhanced Death Benefit Rider", page       .

         The Enhanced Death Benefit will be distributed in the same manner as the normal Death Benefit. See "Death of Owner", page .

                       FEDERAL INCOME TAX CONSIDERATIONS

         INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISOR.

         This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Policy issued by LSW. Any person concerned about these tax implications should consult a competent tax advisor before initiating any transaction. This discussion is based upon our understanding of the present federal income tax laws, as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

         Section 72 of the Code governs taxation of annuities in general. That section sets forth different rules for: (1) Qualified Plans; (2) Individual Retirement Annuities and Individual Retirement Accounts; (3) Tax Sheltered Annuities; or (4) Non-Qualified Policies. Each type of annuity is discussed below.


NON-QUALIFIED POLICIES

         The rules applicable to Non-Qualified Policies provide that a portion of each annuity payment received is excludable from taxable income based on the ratio between the Owner's investment in the Policy and the expected return on the Policy. The maximum amount excludable from income is the investment in the Policy. If the Annuitant dies prior to excluding from income the entire investment in the Policy, the Annuitant's final tax return may reflect a deduction for the balance of the investment in the Policy.

         Distributions made from the Policy prior to the Annuitization Date are includible in gross income and taxable to the Owner to the extent that the cash value of the Policy exceeds the Owner's investment at the time of the Distribution. Distributions, for this purpose, include surrenders, Withdrawals, dividends, loans, or any portion of the Policy which is assigned or pledged; or for Policies issued after April 22, 1987, any portion of the Policy transferred by gift. For these purposes, a transfer by gift may occur upon Annuitization if the Owner and the Annuitant are not the same individual. In determining the taxable amount of a Distribution, all annuity policies issued by the same company to the same Owner during any 12 month period, will be treated as one annuity policy. Additional limitations on the use of multiple policies may be imposed by Treasury regulations.

         In general, certain Non-Qualified Policies held by entities other than individuals are taxed currently on the earnings on the Policy. There are exceptions for immediate annuities and certain Policies owned for the benefit of an individual. An immediate annuity, for purposes of this discussion, is a single premium Policy on which payments begin within one year of purchase. Any non-individual (such as a trust) contemplating the purchase of a Non-Qualified Policy should consult a tax advisor prior to such purchase.

         Code Section 72 also provides for a penalty, equal to 10% of any Distribution which is includible in gross income, if such Distribution is made prior to attaining age 59 1/2 or the death or disability of the Owner. The penalty also does not apply if the Distribution is one of a series of substantially equal periodic payments made over the life or life expectancy (or joint lives or life expectancies) of the taxpayer (and the taxpayer's Beneficiary), or for the purchase of an immediate annuity, or is allocable to an investment in the Policy before August 14, 1982. An Owner wishing to begin taking Distributions to which the 10% tax penalty does not apply should forward a written request to LSW. Upon receipt of a written request from the Owner, LSW will inform the Owner of the procedures pursuant to LSW policy and subject to limitations of the Policy including but not limited to first year withdrawals.

         In order to qualify as an annuity policy under Section 72 of the Code, the Policy must provide that the entire interest in the Policy be distributed upon the death of any Owner before the Annuitization Date In such case, the Beneficiary generally must receive this Distribution within 5 years of such Owner's death. However, the Beneficiary may elect for payments to be made over their life or life expectancy if such payments begin within one year from the death of the Owner. If the Beneficiary is the surviving spouse of the deceased Owner, such spouse may be treated as the Owner and the Policy may be continued throughout the life of the surviving spouse. In the event any Owner dies on or after the Annuitization Date and before the entire interest has been distributed, the remaining portion must be distributed at least as rapidly as under the method of Distribution being used as of the date of such Owner's death (see "Required Distribution For Qualified Plans and Tax Sheltered Annuities"). If the Owner is not an individual, the death of any Annuitant (or a change in any Annuitant) will result in a Distribution pursuant to these rules, regardless of whether a Contingent Annuitant has been named.


         LSW is required to withhold tax from certain Distributions to the extent that such Distribution would constitute income to the Owner. The Owner is generally entitled to elect not to have federal income tax withheld from any such Distribution, but may be subject to penalties in the event insufficient federal income tax is withheld during a calendar year.

         Generally, the taxable portion of any Distribution from a Policy to a nonresident alien of the United States is subject to tax withholding at a rate equal to thirty percent (30%) of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is includible in the recipient's gross income.

         LSW may be required to determine whether the Death Benefit or any other payment constitutes a direct skip as defined in Section 2612 of the Code, and the amount of the tax on the generation-skipping transfer resulting from such direct skip. If applicable, such payment will be reduced by any tax LSW is required to pay by Section 2603 of the Code. A direct skip may occur when property is transferred to or a Death Benefit is paid to an individual two or more generations younger than the Owner.

         Amounts may be distributed from a Policy because of an Owner's death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Policy, or (ii) if distributed under a Payment Option, they are taxed in the same way as annuity payments.

         A transfer or assignment of ownership of a Policy, the designation of an Annuitant of other than the Owner, the selection or change of certain Maturity Dates, or the exchange of a Policy may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.


QUALIFIED POLICIES


    The Qualified Policy is designed for use with several types of retirement plans. The tax rules applicable to participants and beneficiaries in retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances.


    LSW makes no attempt to provide more than general information about use of the Policies with the various types of retirement plans. Owners and participants under retirement plans as well as Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Policies may be subject to the terms and conditions of the Policy issued in connection with such a plan. Some retirement plans are subject to distribution and other requirements that are not incorporated in the administration of the Policies. Owners are responsible for determining that contributions, distributions and other transactions with respect to the Policies satisfy applicable law.
Federal income tax withholding will generally be made from Distributions under Qualified Policies, unless the participant elects not to have tax withheld. Withholding is required from certain tax distributions (see "Rollover
Distributions", page     ).  Purchasers of Policies for use with any retirement
plan should consult their legal counsel and tax advisor regarding the suitability of the Policy.


         Distributions to participants from Qualified Plans or Tax Sheltered Annuities are generally taxed when received. A portion of each Distribution for such Annuities is excludable from income based on the ratio between the after tax investment of the Owner/Annuitant in the Policy and the value of the Policy at the time of the withdrawal or Annuitization. For Qualified Plans, the tax investment of the Owner/Annuitant may be zero.


         Distributions from Individual Retirement Annuities and Policies owned by Individual Retirement Accounts are also generally taxed when received. The portion of each such payment which is excludable is based on the ratio between the amount by which nondeductible Premium Payments to all such Policies exceeds prior non-taxable Distributions from such Policies, and the total account balances in such Policies at the time of the Distribution. The Owner of such Individual Retirement Annuities or the Designated Annuitant under Policies held by Individual Retirement Accounts must annually report to the Internal Revenue Service the amount of nondeductible Premium Payments, the amount of any Distribution, the amount by which nondeductible Premium Payments for all years exceed non-taxable Distributions for all years, and the total balance in all Individual Retirement Annuities and Accounts. Owners should consult a financial consultant, legal counsel or tax advisor to discuss in detail the taxation and the use of the Policies.

CORPORATE PENSION AND PROFIT-SHARING PLANS

    Code section 401(a) permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Policies to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Policy is assigned or transferred to any individual as a means to provide benefit payments.


    The Policy includes a Death Benefit that in some cases may exceed the greater of the Premium Payments or the Accumulation Value. The Death Benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the Death Benefit may exceed this limitation, employers using the Policy in connection with such plans should consult their tax adviser.


CODE SECTION 403(b) PLANS

    Under Code section 403(b), payments made by public school systems and certain tax-exempt organizations to purchase annuity policies for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes.


    The Policy includes a Death Benefit that in some cases may exceed the greater of the Premium Payments or the Accumulation Value. The Death Benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the Death Benefit may exceed this limitation, employers using the Policy in connection with such plans should consult their tax adviser.


    Code section 403(b)(11) restricts the distribution under Code section 403(b) annuity policies of: (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship. Employee loans may be available, subject to certain restrictions (see "Loan Privilege - Qualified Policies and
Certain Tax-Sheltered Annuities", page   ).

DEFERRED COMPENSATION PLANS

    Code section 457 provides for certain deferred compensation plans.
These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax-exempt organizations. These plans are subject to various restrictions on contributions and distributions. The plans may permit participants to specify the form of investment for their deferred compensation account. In general, with respect to non-governmental plans, all investments are owned by the sponsoring employer and are subject to the claims of the general creditors of the employer. Depending on the terms of the particular plan, a non-government employer may be entitled to draw on deferred amounts for purposes unrelated to its section 457 plan obligations. In general, all amounts received under a section 457 plan are taxable.

INDIVIDUAL RETIREMENT ANNUITIES


         The Policy may be purchased as an Individual Retirement Annuity under
Section 408(b) of the Code. The Owner should seek competent advice as to the tax consequences associated with the use of a Policy as an Individual Retirement Annuity. The Policy is not available for Education IRA's.


         Individual Retirement Accounts and Individual Retirement Annuities may not provide life insurance benefits. If the Death Benefit exceeds the greater of the cash value of the Policy or the sum of all Premium Payments (less any surrender, the sum of all Withdrawals, or any outstanding loan and accrued interest on such loan), it is possible the Internal Revenue Service could determine that the Individual Retirement Account or Individual Retirement Annuity did not qualify for the desired tax treatment.

         The Internal Revenue Service has not reviewed the Policy for qualification as an IRA and has not generally ruled whether a Death Benefit provision such as the provision in the Policy comports with IRA qualification requirements.


         The sale of a Policy for use with an IRA may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of a Policy for use with IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase. A Qualified Policy issued in connection with an IRA will be amended as necessary to conform to the requirements of the Code.



         Earnings in an IRA are not taxed until distribution. IRA contributions are limited each year to the lesser of $2,000 or 100% of the Owner's adjusted gross income and may be deductible in whole or in part depending on the individual's income and whether the individual is a participant in a qualified plan. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.



         Simplified Employee Pension (SEP) IRAs. Employers may establish Simplified Employee Pension (SEP) IRAs under Code section 408(k) to provide IRA contributions on behalf of their employees. In addition to all general Code rules governing IRAs, such plans are subject to certain Code requirements regarding participation and amounts of contributions.



         SIMPLE IRAs. Beginning January 1, 1997, certain small employers may establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $6,000 (as increased for cost of living adjustments). The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10 percent penalty tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.



         Roth IRA's. Effective January 1, 1998, section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. An Owner should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to the Roth IRA.


DIVERSIFICATION


         The Code requires that the investments of the Variable Account be "adequately diversified" in order for the Policies to be treated as annuity contracts for federal income tax purposes. It is intended that the Variable Account, through the Funds, will satisfy these diversification requirements. Although LSW does not have direct control over the Funds in which the Separate Account invests, LSW believes that each Fund in which the Separate Account owns shares will meet the diversification requirements, and therefore, the Policies will be treated as annuity contracts under the Code.


         In certain circumstances, owners of variable annuity policies have been considered for Federal income tax purposes to be the owners of the assets of the Variable Account supporting their policies due to their ability to exercise investment control over those assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of an Owner to allocate Net Premium Payments and transfer Accumulation Value, have not been explicitly addressed in published rulings. While LSW believes that the Policies do not give Owners investment control over Variable account assets, LSW reserves the right to modify the Policies as necessary to prevent an Owner from being treated as the owner of the variable Account assets supporting the Policy.


         TAX LEGISLATION. Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policies could change by legislation or other means. For instance, the President's 1999 Budget Proposal recommended legislation that, if enacted, would adversely modify the federal taxation of the Policies. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Policy.

CHARGE FOR TAX PROVISIONS

         LSW is no longer required to maintain a capital gain reserve liability on Non-Qualified Policies since capital gains attributable to assets held in the Variable Account for such Policies are not taxable to LSW. However, LSW reserves the right to implement and adjust the tax charge in the future, if the tax laws change.

ROLLOVER DISTRIBUTIONS

         The Code permits the rollover of most Distributions from Qualified Plans to other Qualified Plans, Individual Retirement Accounts, or Individual Retirement Annuities. Most Distributions from Tax Sheltered Annuities may be rolled into another Tax Sheltered Annuity, an Individual Retirement Account, or an Individual Retirement Annuity. Distributions which may not be rolled over are those which are:

1. one of a series of substantially equal annual (or more frequent) payments made: (a) over the life (or life expectancy) of the employee,
         (b) the joint lives (or joint life expectancies) of the employee and the employee's designated Beneficiary, or (c) for a specified period of ten years or more, or

2.       a required minimum Distribution, or

3.       Distributions in respect of after-tax contributions to a Qualified
         Plan.

         Any Distribution eligible for rollover will be subject to federal tax withholding at a 20% rate unless the Distribution is transferred directly to an appropriate plan as described above. Owner's should consult a financial consultant to discuss in detail a particular tax situation and the use of the Policies.

RESTRICTIONS UNDER QUALIFIED POLICIES

         Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Policies or under the terms of the plans in respect of which Qualified Policies are issued.

GENDER NEUTRALITY

         In 1983, the United States Supreme Court held that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964 vary between men and women on the basis of sex. The Court applied its decision to benefits derived from contributions made on or after August 1, 1983. Lower federal courts have since held that the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, some states prohibit using sex-distinct mortality tables.

         The Policy uses sex-distinct actuarial tables, unless state law requires the use of sex-neutral actuarial tables. As a result, the Policy generally provides different benefits to men and women of the same age. Employers and employee organizations which may consider buying Policies in connection with any employment-related insurance or benefits program should consult their legal advisors to determine whether the Policy is appropriate for this purpose.

                                 VOTING RIGHTS

         Voting rights under the Policies apply only with respect to Net Premium Payments or accumulated amounts allocated to the Variable Account.

         In accordance with its view of present applicable law, LSW will vote the shares of the underlying Funds held in the Variable Account at regular and special meetings of the shareholders of the underlying Funds. These shares will be voted in accordance with instructions received from Owners who have an interest in the Variable Account. If the Investment Company Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result LSW determines that it is permitted to vote the shares of the underlying Funds in its own right, it may elect to do so.

         The person having the voting interest under a Policy shall be the Owner. The number of underlying Fund shares attributable to each Owner is determined by dividing the Owner's interest in each respective Subaccount of the Variable Account by the net asset value of the underlying Fund corresponding to the Subaccount.

         The number of shares which a person has the right to vote will be determined as of the date to be chosen by LSW not more than 90 days prior to the meeting of the underlying Fund. Voting instructions will be solicited by written communication at least 21 days prior to such meeting.

         Underlying Fund shares held in the Variable Account as to which no timely instructions are received will be voted by LSW in the same proportion as the voting instructions which are received with respect to all Policies participating in the Variable Account.

         Each person having a voting interest will receive periodic reports relating to the underlying Fund, proxy material and a form with which to give such voting instructions.

                          CHANGES TO VARIABLE ACCOUNT

         LSW reserves the right to create one or more new separate accounts, combine or substitute separate accounts, or to add new investment Funds for use in the Policies at any time. In addition, if the shares of the underlying Funds described in this prospectus should no longer be available for investment by the Variable Account or if, in the judgment of LSW's management, further investment in such underlying Fund shares should become inappropriate, LSW may eliminate Subaccounts, combine two or more Subaccounts or substitute one or more underlying Funds for other underlying Fund shares already purchased or to be purchased in the future by Net Premium Payments under the Policy. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it may impose. LSW may also operate the Variable Account as a management investment company under the Investment Company Act, deregister the Variable Account under the Investment Company Act if such registration is no longer required, transfer all or part of the assets of the Variable Account to another separate account or to the Fixed Account (subject to obtaining all necessary regulatory approvals), and make any other changes reasonably necessary under the Investment Company Act or applicable state law.

                                  ADVERTISING

         A "yield" and "effective yield" may be advertised for the Market Street Money Market Portfolio Subaccount. "Yield" is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the Subaccount's units. Yield is an annualized figure, which means that it is assumed that the Subaccount generates the same level of net income over a 52-week period. The "effective yield" is calculated similarly but includes the effect of assumed compounding, calculated under rules prescribed by the Securities and Exchange Commission. The effective yield will be slightly higher than yield due to this compounding effect.

         LSW may also from time to time advertise the performance of the Subaccounts of the Variable Account relative to the performance of other variable annuity Subaccounts or underlying Funds with similar or different objectives, or the investment industry as a whole. Other investments to which the Subaccounts may be compared include, but are not limited to: precious metals; real estate; stocks and bonds; closed-end funds; CDs; bank money market deposit accounts and passbook savings; and the Consumer Price Index.

         The Subaccounts of the Variable Account may also be compared to certain market indexes, which may include, but are not limited to: S&P 500; Shearson/Lehman Intermediate Government/Corporate Bond Index; Shearson/Lehman Long-Term Government/Corporate Bond Index; Donoghue Money Fund Average; U.S. Treasury Note Index; Bank Rate Monitor National Index of 2 Year CD Rates; and Dow Jones Industrial Average.

         Normally these rankings and ratings are published by independent tracking services and publications of general interest including, but not limited to: Lipper Analytical Services, Inc., CDA/ Wiesenberger, Morningstar, Donoghue's; magazines such as Money, Forbes, Kiplinger's Personal Finance Magazine, Financial World, Consumer Reports, Business Week, Time, Newsweek, National Underwriter, U.S. News and World Report; rating services such as LIMRA, Value, Best's Agent Guide, Western Annuity Guide, Comparative Annuity Reports; and other publications such as the Wall Street Journal, Barron's, Investor's Daily, and Standard & Poor's Outlook. In addition, Variable Annuity Research & Data Service (The VARDS Report) is an independent rating service that ranks over 500 variable annuity funds based upon total return performance. These rating services and publications rank the performance of the underlying Funds against all underlying Funds over specified periods and against funds in specified categories. The rankings may or may not include the effects of sales or other charges.

         LSW is also ranked and rated by independent financial rating services, among which are A.M. Best and Duff & Phelps. The purpose of these ratings is to reflect the financial strength or claims-paying ability of LSW. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. LSW may advertise these ratings from time to time. In addition, LSW may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend LSW or the Policies. Furthermore, LSW may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.


         LSW may from time to time advertise several types of historical performance for the Subaccounts of the Variable Account. LSW may advertise for the Subaccounts standardized "average annual total return", calculated in a manner prescribed by the Securities and Exchange Commission, and other "total return". "Average annual total return" will show the percentage rate of return of a hypothetical initial investment of $1,000 for at least the most recent one, five and ten year period, or for a period covering the time the Subaccount has been in existence, if the Subaccount has not been in existence for one of the prescribed periods. This calculation reflects the deduction of all applicable charges made to the Policies except for premium taxes, which may be imposed by certain states.



         Other "total returns" include nonstandardized subaccounts total return and adjusted historic Fund performance data. Nonstandardized subaccount "Average annual total return" will also be calculated in a similar manner and for the same time periods but will assume an initial investment of $10,000 and will not reflect the deduction of any applicable Contingent Deferred Sales Charge, which, if reflected, would decrease the level of performance shown.
The Contingent Deferred Sales Charge is not reflected because the Policies are designed for long term investment. An assumed initial investment of $10,000 will be used because that figure more closely approximates the size of a typical Policy than does the $1,000 figure used in calculating the standardized average annual total return quotations.



         Generally, nonstandardized Subaccount performance data will only be disclosed if standardized average annual total return for the Subaccounts for the required periods is also disclosed; however, due to the recent establishment of the Variable Account, there currently is no standardized average annual total return data for the Subaccounts.



         In addition, historic performance data may be presented for the Funds since their inception, reduced by some or all of the fees and charges under the Policies. Such adjusted historic Fund performance includes data that precedes the inception date of the Subaccounts. This data is designed to show performance that would have resulted if the Policy had been in existence during that time. Adjusted historic Fund performance data will be shown only if standard performance data for the Subaccounts is also shown, if available.



         The charts below show adjusted historic total return fo the Funds for the indicated periods. For the purposes of calculating Adjusted Historic Fund Average Annual Total Return, the Mortality and Expense Risk Charge of 1.25%, the Administration Charge of 0.15%, the Annual Policy Fee of $30, and the applicable Contingent Deferred Sales Charge were deducted.



         Based on the method of calculation described above, the Adjusted Historic Fund Average Annual Total Return for the periods ending December 31, 1997 were:

upon historical earnings and are not necessarily representative of future results. The first set of charts assumes that the Enhanced Death Benefit Rider has not been elected by the Owner.


              ADJUSTED HISTORIC FUND AVERAGE ANNUAL TOTAL RETURN
           (ASSUMING ENHANCED DEATH BENEFIT RIDER IS NOT ELECTED AND
              THE CONTINGENT DEFERRED SALES CHARGE IS NOT DEDUCTED)

-----------------------------------------------------------------------------------------------------------------------
                                                   1 YEAR TO    5 YEARS TO   10 YEARS TO       LIFE OF FUND   DATE FUND
-----------------------------------------------------------------------------------------------------------------------
                                                   12/31/97     12/31/97     TO 12/31/97       12/31/97       EFFECTIVE
-----------------------------------------------------------------------------------------------------------------------
Funds Available as of May 1, 1998
-----------------------------------------------------------------------------------------------------------------------
  Alger American Small Capitalization              9.8%         11.0%        N/A%              17.5%          9/21/88
-----------------------------------------------------------------------------------------------------------------------
  Alger American Growth                            24.0         17.6         N/A               17.7           1/9/89
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund-Equity Income                  26.3         18.4         15.1              13.0           10/9/86
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund-Growth                         21.7         16.3         15.5              13.9           10/9/86
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund-High Income                    16.0         12.3         11.2              10.8           9/19/85
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund-Overseas                       10.0         12.5         8.0               6.6            1/28/87
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund II-Index 500                   30.9         18.2         N/A               18.1           8/27/92
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund II-Contrafund                  22.4         N/A          N/A               26.4           1/3/95
-----------------------------------------------------------------------------------------------------------------------
  Market Street Growth                             22.6         15.3         14.0              12.8           2/24/84
-----------------------------------------------------------------------------------------------------------------------
  Market Street Sentinel Growth                    29.7         N/A          N/A               22.0           3/18/96
-----------------------------------------------------------------------------------------------------------------------
  Market Street Aggressive Growth                  19.5         10.2         N/A               12.8           5/1/89
-----------------------------------------------------------------------------------------------------------------------
  Market Street Managed                            19.5         11.3         9.4               8.5            12/12/85
-----------------------------------------------------------------------------------------------------------------------
  Market Street Bond                               7.9          5.3          6.3               7.2            2/24/84
-----------------------------------------------------------------------------------------------------------------------
  Market Street International                      8.1          12.0         N/A               7.6            11/1/91
-----------------------------------------------------------------------------------------------------------------------
  Market Street Money Market                       3.8          3.0          4.0               4.5            2/24/84
-----------------------------------------------------------------------------------------------------------------------
  Strong Opportunity Fund II, Inc.                 23.7         17.6         N/A               18.3           5/8/92
-----------------------------------------------------------------------------------------------------------------------
  Strong Growth Fund II                            27.9         N/A          N/A               27.9           1/1/97
-----------------------------------------------------------------------------------------------------------------------

              ADJUSTED HISTORIC FUND AVERAGE ANNUAL TOTAL RETURN
           (ASSUMING ENHANCED DEATH BENEFIT RIDER IS NOT ELECTED AND
                THE CONTINGENT DEFERRED SALES CHARGE IS DEDUCTED)

-----------------------------------------------------------------------------------------------------------------------
                                                   1 YEAR TO    5 YEARS TO   10 YEARS TO       LIFE OF FUND   DATE FUND
-----------------------------------------------------------------------------------------------------------------------
                                                   12/31/97     12/31/97     TO 12/31/97       12/31/97       EFFECTIVE
-----------------------------------------------------------------------------------------------------------------------
Funds Available as of May 1, 1998
-----------------------------------------------------------------------------------------------------------------------
  Alger American Small Capitalization              2.8%         10.6%        N/A%              17.5%          9/21/88
-----------------------------------------------------------------------------------------------------------------------
  Alger American Growth                            17.0         17.3         N/A               17.7           1/9/89
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund-Equity Income                  19.3         18.1         15.1              13.0           10/9/86
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund-Growth                         14.7         16.0         15.5              13.9           10/9/86
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund-High Income                    9.0          11.9         11.2              10.8           9/19/85
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund-Overseas                       3.0          12.1         8.0               6.6            1/28/87
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund II-Index 500                   23.9         17.9         N/A               17.7           8/27/92
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund II-Contrafund                  15.4         N/A          N/A               24.2           1/3/95
-----------------------------------------------------------------------------------------------------------------------
  Market Street Growth                             15.6         14.9         14.0              12.8           2/24/94
-----------------------------------------------------------------------------------------------------------------------
  Market Street Sentinel Growth                    22.7         N/A          N/A               17.9           3/18/96
-----------------------------------------------------------------------------------------------------------------------
  Market Street Aggressive Growth                  12.5         9.8          N/A               12.8           5/1/89
-----------------------------------------------------------------------------------------------------------------------
  Market Street Managed                            12.5         10.9         9.4               8.5            12/12/85
-----------------------------------------------------------------------------------------------------------------------
  Market Street Bond                               0.9          4.8          6.3               7.2            2/24/84
-----------------------------------------------------------------------------------------------------------------------
  Market Street International                      1.1          11.6         N/A               7.5            11/1/91
-----------------------------------------------------------------------------------------------------------------------
  Market Street Money Market                       (3.2)        2.4          4.0               4.5            2/24/84
-----------------------------------------------------------------------------------------------------------------------
  Strong Opportunity Fund II, Inc.                 16.7         17.3         N/A               17.9           5/8/92
-----------------------------------------------------------------------------------------------------------------------
  Strong Growth Fund II                            20.9         N/A          N/A               19.0           1/1/97
-----------------------------------------------------------------------------------------------------------------------



              ADJUSTED HISTORIC FUND AVERAGE ANNUAL TOTAL RETURN
            (ASSUMING ENHANCED DEATH BENEFIT RIDER IS ELECTED AND
            THE CONTINGENT DEFERRED SALES CHARGE IS NOT DEDUCTED)

-----------------------------------------------------------------------------------------------------------------------
                                                   1 YEAR TO    5 YEARS TO   10 YEARS TO       LIFE OF FUND   DATE FUND
-----------------------------------------------------------------------------------------------------------------------
                                                   12/31/97     12/31/97     TO 12/31/97       12/31/97       EFFECTIVE
-----------------------------------------------------------------------------------------------------------------------
Funds Available as of May 1, 1998:
-----------------------------------------------------------------------------------------------------------------------
  Alger American Small Capitalization              9.6%         10.8%        N/A%              17.3%          9/21/88
-----------------------------------------------------------------------------------------------------------------------
  Alger American Growth                            23.7         17.4         N/A               17.5           1/9/89
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund-Equity Income                  26.0         18.2         14.8              12.8           10/9/86
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund-Growth                         21.5         16.1         15.3              13.7           10/9/86
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund-High Income                    15.7         12.1         11.0              10.6           9/19/85
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund-Overseas                       9.7          12.2         7.8               6.4            1/28/87
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund II-Index 500                   30.7         18.0         N/A               17.9           8/27/92
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund II-Contrafund                  22.1         N/A          N/A               26.1           1/3/95
-----------------------------------------------------------------------------------------------------------------------
  Market Street Growth                             22.3         15.1         13.8              12.5           2/24/94
-----------------------------------------------------------------------------------------------------------------------
  Market Street Sentinel Growth                    29.5         N/A          N/A               21.8           3/18/96
-----------------------------------------------------------------------------------------------------------------------
  Market Street Aggressive Growth                  19.2         10.0         N/A               12.6           5/1/89
-----------------------------------------------------------------------------------------------------------------------
  Market Street Managed                            19.3         11.0         9.2               8.3            12/12/85
-----------------------------------------------------------------------------------------------------------------------
  Market Street Bond                               7.7          5.1          6.1               7.0            2/24/84
-----------------------------------------------------------------------------------------------------------------------
  Market Street International                      7.9          11.8         N/A               7.4            11/1/91
-----------------------------------------------------------------------------------------------------------------------
  Market Street Money Market                       3.5          2.8          3.8               4.3            2/24/84
-----------------------------------------------------------------------------------------------------------------------
  Strong Opportunity Fund II, Inc.                 23.4         17.4         N/A               18.1           5/8/92
-----------------------------------------------------------------------------------------------------------------------
  Strong Growth Fund II                            27.7         N/A          N/A               27.7           1/1/97
-----------------------------------------------------------------------------------------------------------------------

              ADJUSTED HISTORIC FUND AVERAGE ANNUAL TOTAL RETURN
            (ASSUMING ENHANCED DEATH BENEFIT RIDER IS ELECTED AND
              THE CONTINGENT DEFERRED SALES CHARGE IS DEDUCTED)

-----------------------------------------------------------------------------------------------------------------------
                                                   1 YEAR TO    5 YEARS TO   10 YEARS TO       LIFE OF FUND   DATE FUND
-----------------------------------------------------------------------------------------------------------------------
                                                   12/31/97     12/31/97     TO 12/31/97       12/31/97       EFFECTIVE
-----------------------------------------------------------------------------------------------------------------------
Funds Available as of May 1, 1998:
-----------------------------------------------------------------------------------------------------------------------
  Alger American Small Capitalization              2.60%        10.4%        N/A%              17.30%         9/21/88
-----------------------------------------------------------------------------------------------------------------------
  Alger American Growth                            16.7         17.0         N/A               17.50          1/9/89
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund-Equity Income                  19.0         17.9         14.8              12.8           10/9/86
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund-Growth                         14.5         15.8         15.3              13.7           10/9/86
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund-High Income                    8.7          11.7         11.0              10.6           9/19/85
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund-Overseas                       2.7          11.9         7.8               6.4            1/28/87
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund II-Index 500                   23.7         17.6         N/A               17.7           8/27/92
-----------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Fund II-Contrafund                  15.1         N/A          N/A               25.1           1/3/95
-----------------------------------------------------------------------------------------------------------------------
  Market Street Growth                             15.3         14.7         13.8              12.5           2/24/84
-----------------------------------------------------------------------------------------------------------------------
  Market Street Sentinel Growth                    22.5         N/A          N/A               18.9           3/18/96
-----------------------------------------------------------------------------------------------------------------------
  Market Street Aggressive Growth                  12.2         9.6          N/A               12.6           5/1/89
-----------------------------------------------------------------------------------------------------------------------
  Market Street Managed                            12.3         10.7         9.2               8.3            12/12/85
-----------------------------------------------------------------------------------------------------------------------
  Market Street Bond                               0.7          4.6          6.1               7.0            2/24/84
-----------------------------------------------------------------------------------------------------------------------
  Market Street International                      0.9          11.4         N/A               7.3            11/1/91
-----------------------------------------------------------------------------------------------------------------------
  Market Street Money Market                       (3.5)        2.2          3.8               4.3            2/24/84
-----------------------------------------------------------------------------------------------------------------------
  Strong Opportunity Fund II, Inc.                 16.4         17.1         N/A               18.0           5/8/92
-----------------------------------------------------------------------------------------------------------------------
  Strong Growth Fund II                            20.7         N/A          N/A               20.7           1/1/97
-----------------------------------------------------------------------------------------------------------------------



         All performance information and comparative material advertised by LSW is historical in nature and is not intended to represent or guarantee future results. An Owner's Accumulation Value at redemption may be more or less than original cost.

                          DISTRIBUTION OF THE POLICIES

         The principal underwriter for the Policies is ESI, which is an SEC-registered broker-dealer firm which is a member of the National Association of Securities Dealers, Inc. ESI is a wholly-owned subsidiary of National Life Insurance Company, which owns a majority of the outstanding stock of LSW. ESI distributes a full line of securities products, including mutual funds, unit investment trusts, and variable insurance contracts, and provides individual securities brokerage services. The maximum commission payable for selling the Policies will generally be 6.5%; however, during an introductory period of approximately six months to be announced by LSW, the maximum commission payable on Policies purchased will be 7.0%. Commissions are lower with respect to Premium Payments received after the tenth Policy Anniversary.


                             STATEMENTS AND REPORTS

         LSW will mail to Owners, at their last known address of record, any statements and reports required by applicable laws or regulations. Owners should therefore give LSW prompt notice of any address change. LSW will send a confirmation statement to Owners each time a transaction is made affecting the Owner's Variable Account Accumulation Value, such as making additional Premium Payments, transfers, exchanges or Withdrawals. Quarterly statements are also mailed detailing the Policy activity during the calendar quarter. Instead of receiving an immediate confirmation of transactions made pursuant to some types of periodic payment plans (such as a dollar cost averaging program) or salary reduction arrangement, the Owner may receive confirmation of such transactions in their quarterly statements. The Owner should review the information in these statements carefully. All errors or corrections must be reported to LSW immediately to assure proper crediting to the Owner's Policy. LSW will assume all transactions are accurately reported on quarterly statements or confirmation statements unless the Owner notifies LSW otherwise within 30 days after receipt of the statement. LSW will also send to Owners each year an annual report and a semi-annual report containing financial statements for the Variable Account, as of December 31 and June 30, respectively.



                             PREPARING FOR YEAR 2000

         Many computer systems were designed using only two digits to designate years. These systems may not be able to distinguish the year 2000 from the year 1900. Like all financial services providers, LSW utilizes computer systems that may be effected by Year 2000 transition issues, and LSW relies on service providers, including the Funds, that also may be affected. LSW has developed, and is in the process of implementing, a Year 2000 transition plan, and is confirming that its service providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on LSW. However, as of the date of this prospectus, it is not anticipated that any Policy Owners will experience negative effects on their investment, or on the services provided in connection therewith, as a result of Year 2000 transition implementation. LSW currently anticipates that its computer systems will be Year 2000 compliant on or about January 1, 1999, but there can be no assurance that LSW will be successful, or that interaction with other service providers will not impair LSW's services at that time.



                                OWNER INQUIRIES

         Owner inquiries may be directed to LSW by writing to it at 1300 West Mockingbird Lane, Dallas, Texas 75247-4921, or calling 1-800-228-4579.


                               LEGAL PROCEEDINGS

         There are no material legal proceedings involving LSW or the Variable Account which are likely to have a material adverse effect upon the Variable Account or upon the ability of LSW to meet its obligations under the Policies. ESI is not engaged in any litigation of any material nature.

         LSW is a party to ordinary routine litigation incidental to its business, none of which is expected to have a material adverse effect upon its ability to meet its obligations under the Policies.



            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

Life Insurance Company of the Southwest . . . . . . . . . . . . . . . . .
Additional Policy Provisions  . . . . . . . . . . . . . . . . . . . . . .
         The Policy . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Misstatement of Age or Sex . . . . . . . . . . . . . . . . . . .
         Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . .
Calculation of Yields and Total Returns . . . . . . . . . . . . . . . . .

         Money Market Subaccount Yields . . . . . . . . . . . . . . . . .
         Other Subaccount Yields  . . . . . . . . . . . . . . . . . . . .
         Average Annual Total Returns . . . . . . . . . . . . . . . . . .
         Other Total Returns  . . . . . . . . . . . . . . . . . . . . . .
         Effect of the Annual Policy Fee on Performance Data  . . . . . .
Distribution of the Policies  . . . . . . . . . . . . . . . . . . . . . .
Safekeeping of Account Assets . . . . . . . . . . . . . . . . . . . . . .
State Regulation  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Records and Reports . . . . . . . . . . . . . . . . . . . . . . . . . . .
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Other Information . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Financial Statements:

                                     PART B


                      STATEMENT OF ADDITIONAL INFORMATION

                    LIFE INSURANCE COMPANY OF THE SOUTHWEST

                         LSW VARIABLE ANNUITY ACCOUNT I





                       RETIREMAX VARIABLE ANNUITY POLICY
                      STATEMENT OF ADDITIONAL INFORMATION





                                   OFFERED BY
                    LIFE INSURANCE COMPANY OF THE SOUTHWEST


                           1300 WEST MOCKINGBIRD LANE
                            DALLAS, TEXAS 75247-4921


      This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the above-named Retiremax Variable Annuity Policy ("Policy") offered by Life Insurance Company of the Southwest. You may obtain
a copy of the Prospectus dated                   , 1998 by calling
1-800-228-4579, or writing to Life Insurance Company of the Southwest, 1300 West Mockingbird Lane, Dallas, Texas 75247-4921. Definitions of terms used in the current Prospectus for the Policy are incorporated in this Statement of Additional Information.


                  THIS STATEMENT OF ADDITIONAL INFORMATION IS
                  NOT A PROSPECTUS AND SHOULD BE READ ONLY IN
                CONJUNCTION WITH THE PROSPECTUS FOR THE POLICY.



                         Dated                 , 1998

                               TABLE OF CONTENTS


Life Insurance Company of the Southwest . . . . . . . . . . . . . . . . .
Additional Policy Provisions  . . . . . . . . . . . . . . . . . . . . . .
         The Policy . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Misstatement of Age or Sex . . . . . . . . . . . . . . . . . . .
         Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . .
         Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . .
Calculation of Yields and Total Returns . . . . . . . . . . . . . . . . .
         Money Market Subaccount Yields . . . . . . . . . . . . . . . . .
         Other Subaccount Yields  . . . . . . . . . . . . . . . . . . . .
         Average Annual Total Returns . . . . . . . . . . . . . . . . . .
         Other Total Returns  . . . . . . . . . . . . . . . . . . . . . .
         Effect of the Annual Policy Fee on Performance Data  . . . . . .
Distribution of the Policies .......................... . . . . . . . . .
Safekeeping of Account Assets . . . . . . . . . . . . . . . . . . . . . .
State Regulation  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Records and Reports . . . . . . . . . . . . . . . . . . . . . . . . . . .
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Experts
Other Information . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Financial Statements:
         1997-1995 Statutory Basis Financial Statements . . . . . . . . .   F-1

                    LIFE INSURANCE COMPANY OF THE SOUTHWEST


         Life Insurance Company of the Southwest ("LSW") has operated as a stock life insurance company since 1955 domiciled in the State of Texas, and has done business continuously as "Life Insurance Company of the Southwest."

                          ADDITIONAL POLICY PROVISIONS
The Policy

         The entire contract is made up of the Policy and the application. The statements made in the application are deemed representations and not warranties. LSW cannot use any statement in defense of a claim or to void the Policy unless it is contained in the application and a copy of the application is attached to the Policy at issue.

Misstatement of Age or Sex

         If the age or sex of the Chosen Human Being has been misstated, the amount which will be paid is that which is appropriate to the correct age and sex.

Dividends

         The Policy is participating; however, no dividends are expected to be paid on the Policy. If dividends are ever declared, they will be paid in cash.

Assignment

         Where permitted, the Owner may assign some or all of the rights under the Policy at any time during the lifetime of the Annuitant prior to the Annuitization Date. Such assignment will take effect upon receipt and recording by LSW at its Home Office of a written notice executed by the Owner. LSW assumes no responsibility for the validity or tax consequences of any assignment. LSW shall not be liable as to any payment or other settlement made by LSW before recording of the assignment. Where necessary for the proper administration of the terms of the Policy, an assignment will not be recorded until LSW has received sufficient direction from the Owner and assignee as to the proper allocation of Policy rights under the assignment.

         Any portion of Accumulation Value which is pledged or assigned shall be treated as a Distribution and shall be included in gross income to the extent that the cash value exceeds the investment in the Policy for the taxable year in which assigned or pledged. In addition, any Accumulation Values assigned may, under certain conditions, be subject to a tax penalty equal to 10% of the amount which is included in gross income. Assignment of the entire Accumulation Value may cause the portion of the Accumulation Value which exceeds the total investment in the Policy and previously taxed amounts to be included in gross income for federal income tax purposes each year that the assignment is in effect. Qualified Policies are not eligible for assignment.

                    CALCULATION OF YIELDS AND TOTAL RETURNS

         From time to time, LSW may disclose yields, total returns, and other performance data pertaining to the Policies or a Subaccount. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the Securities and Exchange Commission.

         Because of the charges and deductions imposed under a Policy, the yield for the Subaccounts will be lower than the yield for their respective Portfolios. The calculations of yields, total returns, and other performance data do not reflect the effect of any premium tax that may be applicable to a particular Policy. Premium taxes currently rate from 0% to 3.5% of premium based on the state in which the Policy is sold.

Money Market Subaccount Yields


         From time to time, advertisements and sales literature may quote the current annualized yield of the Money Market Subaccount for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses, or income other than investment income, on shares of the Market Street Money Market Portfolio or on its portfolio securities.



         This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and exclusive of income other than investment income) at the end of the seven-day period in the value of a hypothetical account under a Policy having a balance of 1 unit of the Money Market Subaccount at the beginning of the period, dividing such net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects: 1) net income from the Portfolio attributable to the hypothetical account; and 2) charges and deductions imposed under the Policy which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: 1) the Annual Policy Fee; 2) Administration Charge; and 3) the Mortality and Expense Risk Charge. For purposes of calculating current yields for a Policy, an average per unit Annual Policy Fee is used based on the $30 Annual Policy Fee deducted at the beginning of each Policy Year. For the class of Policies with the Enhanced Death Benefit Rider, the charge for that optional benefit will be included. Current Yield will be calculated according to the following formula:


         Current Yield = ((NCS - ES)/UV) x (365/7)

         Where:



         NCS = the net change in the value of the Portfolio (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation and exclusive of income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.




         ES = per unit expenses attributable to the hypothetical account for the seven-day period.



         UV =         The unit value on the first day of the seven-day period.

         The effective yield of the Money Market Subaccount determined on a compounded basis for the same seven-day period may also be quoted.

         The effective yield is calculated by compounding the unannualized base period return according to the following formula:

                                                      365/7
         Effective Yield =        (1 + (NCS - ES)/UV))      - 1

         Where:




         NCS = the net change in the value of the Portfolio (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation and exclusive of income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

         ES = per unit expenses attributable to the hypothetical account for the seven day period.

         UV =         The unit value on the first day of the seven-day period.

         Because of the charges and deductions imposed under the Policy, the yield for the Money Market Subaccount will be lower than the yield for the Market Street Money Market Portfolio.

         The current yield for the Money Market Subaccount as of December 31,
1997 was       %, and the effective yield for that Subaccount as of the same
date was        %.  These yields were calculated based on the performance of the Market Street Money Market Portfolio for the seven days ended December 31, 1997, and the assumption that the Money Market Subaccount was in existence for this period with the level of Policy charges that was in effect at the inception of the Money Market Subaccount.

         The current and effective yields on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Market Street Money Market Portfolio, the types of quality of portfolio securities held by the Market Street Money Market Portfolio and the Market Street Money Market Portfolio's operating expenses. Yields on amounts held in the Money Market Subaccount may also be presented for periods other than a seven-day period.

Other Subaccount Yields

         From time to time, sales literature or advertisements may quote the current annualized yield of one or more of the Subaccounts (except the Money Market Subaccount) for a Policy for 30-day or one-month periods. The annualized yield of a Subaccount refers to income generated by the Subaccount over a specific 30-day or one-month period. Because the yield is annualized, the yield generated by a Subaccount during a 30-day or one-month period is assumed to be generated each period over a 12-month period.

         The yield is computed by: 1) dividing the net investment income of the Portfolio attributable to the Subaccount units less Subaccount expenses for the period; by (2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; by
3) compounding that yield for a six-month period; and by 4) multiplying that result by 2. Expenses attributable to the Subaccount include the Annual Policy Fee, the Administration Charge and the Mortality and Expense Risk Charge. For the class of Policies with the Enhanced Death Benefit Rider, the charge for that optional benefit will be included. For purposes of calculating the 30-day or one -month yield, an average Annual Policy Fee per dollar of Accumulation Value in the Variable Account is used to determine the amount of the charge attributable to the Subaccount for the 30-day or one-month period. The 30-day or one-month yield is calculated according to the following formula:

                                               6
         Yield = 2 x (((NI - ES)/(U x UV)) + 1) -1)

         Where:

         NI = net income of the Portfolio for the 30-day or one-month period attributable to the Subaccount's units.

         ES =  expenses of the Subaccount for the 30-day or one-month period.

         U =   the average number of units outstanding.

         UV = the unit value at the close (highest) of the last day in the 30-day or one-month period.


         Because of the charges and deductions imposed under the Policies, the yield for the Fund will be lower than the yield for the corresponding Fund.


         The yield on the amounts held in the Subaccounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return.
The Subaccount's actual yield is affected by the types and quality of portfolio securities held by the Portfolio and its operating expenses.


         Yield calculations do not take into account the CDSC under the Policy equal to from 1% to 7% of premiums paid during the seven years prior to the surrender or Withdrawal (including the year in which the surrender is made) on amounts surrendered or withdrawn under the Policy (however, there will never be a CDSC after the fifteenth Policy Year). A Surrender Charge will not be imposed on Withdrawals in any Policy Year on an amount up to 10% of the Accumulation Value as of the most recent Policy Anniversary. However, if a Policy is subsequently surrendered within a year after taking a Withdrawal that benefits from the CDSC-free provision, then a CDSC will be assessed at the time of the surrender as if the surrender had been taken as a single step.



Standard Average Annual Total Returns for the Subaccounts



         Sales literature or advertisements may quote average annual total return for the Subaccounts for various periods of time. When the Subaccounts have been in operation for 1, 5 and 10 years, respectively, such standardized average annual total return for these periods will be provided. Average annual total return for other periods of time may, from time to time, also be disclosed.



         Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month-end practicable, considering the type and media of the communication and will be stated in the communication.



         Standard average annual total return is calculated using Subaccount unit values which LSW calculates on each Valuation Day based on the performance of the Subaccount's underlying Fund, the deductions for the Mortality and Expense Risk Charge, the deductions for the asset-based Administration Charge and the annualized Policy Fee. For purposes of calculating average annual total return, an average per dollar Annual Policy fee attributable to the hypothetical account for the period is used. The calculation also assumes surrender of the Policy at the end of the period for the return quotation. Total returns will therefore reflect a deduction of the CDSC for any period less than seven years. The average annual total return will then be calculated according to the following formula:


         TR =  (( ERV/P) 1/N) - 1

         Where:

         TR = the average annual total return net of Subaccount recurring charges.


         ERV= the ending redeemable value (net of any applicable CDSC) of the hypothetical account at the end of the period.


         P =   a hypothetical initial payment of $1,000.

         N =   the number of years in the period.



         Average annual total return may be calculated either taking into account or not taking into account the impact of the Enhanced Death Benefit Rider.

Other Total Returns


         Non-standard Subaccount Average Annual Total Return. From time to time, sales literature or advertisements may also quote nonstandardized average annual total returns for the Subaccounts that do not reflect the CDSC. These are calculated in exactly the same way as average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any charges on amounts surrendered or withdrawn, and that the initial investment is assumed to be $10,000 rather than $1,000. Such information is also set forth in the Prospectus.



         Cumulative Subaccount Total Return. LSW may disclose Cumulative Total Returns in conjunction with the standard formats described above. The Cumulative Total Returns will be calculated using the following formula:


         CTR =        (ERV/P) - 1

         Where:

         CTR = The Cumulative Total Return net of Subaccount recurring charges for the period.

         ERV = The ending redeemable value of the hypothetical investment at the end of the period.

         P =          A hypothetical single payment of $1,000.



         Adjusted Historic Fund Performance. Sales literature or advertisements may quote nonstandardized "adjusted" total returns for the Funds since their inception reduced by some or all of the fees and charges under the Policy. Such adjusted historic fund performance includes data that precedes the inception dates of the Subaccounts. This data is designed to show the performance that would have resulted if the Policy had been in existence during that time.



         When the standard performance data for the Subaccounts is available, nonstandardized Subaccount and adjusted historic Fund performance data will be disclosed together with the standard performance data for the required periods.



         The Funds have provided the total return information, which includes the adjusted historic Fund total return information used to calculate the adjusted historic total returns of the Funds for periods prior to the inception of the Subaccounts. The Alger American Fund, Variable Insurance Products Fund, Variable Insurance Product Fund II, Strong Special Fund II, Inc. and Strong Variable Insurance Funds, Inc. are not affiliated with LSW.






         Such adjusted historic total return information for the Funds is set forth in the Prospectus.


Effect of the Annual Policy Fee on Performance Data

         The Policy provides, for all Policies with an Accumulation Value of less than $50,000 on the Date of Issue or any subsequent Policy Anniversary, for a $30 Annual Policy Fee to be deducted annually at the beginning of each Policy Year, from the Subaccounts and the unloaned portion of the Fixed Account based on the proportion that the value of each such account bears to the total Accumulation Value. For purposes of reflecting the Annual Policy Fee in the yield and total return quotations, the Annual Policy Fee is converted into a per-dollar per-day charge. The per-dollar per-day charge has been estimated based on the distribution of LSW's non-variable single premium deferred annuity block of business. The per-dollar per-day average charge will then be adjusted to reflect the basis upon which the particular quotation is calculated.

                          DISTRIBUTION OF THE POLICIES

         The principal underwriter for the Policies is Equity Services, Inc., a wholly-owned subsidiary of National Life Insurance Company, the parent company of LSW. The Policies will be offered on a continuous basis and will be sold by licensed insurance agents in the states where the Policies may lawfully be sold. Such agents will be representatives of broker-dealers registered under the Securities

Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. Broker-dealers other than Equity Services, Inc. will have executed Selling Agreements with Equity Services, Inc.

                         SAFEKEEPING OF ACCOUNT ASSETS


         LSW holds the title to the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from LSW's General Account assets and from the assets in any other separate account.

         Records are maintained of all purchases and redemptions of Fund shares held by each of the Subaccounts.

                                STATE REGULATION

         LSW is subject to regulation and supervision by the Insurance Department of the State of Texas which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. A copy of the Policy form has been filed with, and where required approved by, insurance officials in each jurisdiction where the Policies are sold. LSW is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.


                              RECORDS AND REPORTS

         LSW will maintain all records and accounts relating to the Variable Account. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to Policy Owners semi-annually at the last address known to the Company.

                                 LEGAL MATTERS

         All matters relating to Texas law pertaining to the Policies, including the validity of the Policies and LSW's authority to issue the Policies, have been passed upon by Susan Jennings, General Counsel of LSW. Sutherland, Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the Federal securities laws.

                                    EXPERTS


         The statutory basis financial statements of LSW as of and for the years ended December 31, 1997 and 1996, which are included in this Statement of Additional Information and in the registration statement, have been audited by PricewaterhouseCoopers LLP, independent auditors, of 2001 Ross Avenue Suite 1800 Dallas, TX 75201-2997, as set forth in their report included herein, and are included herein in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.




         The statutory basis financial statements of LSW for the year ended December 31, 1995, which are included in this Statement of Additional Information and in the registration statement, have been audited by KPMG Peat Marwick LLP, independent auditors, of 200 Crescent Court, Suite 300 Dallas, TX 75201-1885, as set forth in their report included herein, and are included herein in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.




                               OTHER INFORMATION

         A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Policies discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 450 Fifth Street, N.W., Washington, DC 20549.

                              FINANCIAL STATEMENTS

         LSW's statutory basis financial statements as of December 31, 1997 and 1996, and for the years ended December 31, 1997, 1996 and 1995, which are included in this Statement of Additional Information, should be considered only as bearing on LSW's ability to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

LIFE INSURANCE COMPANY
OF THE SOUTHWEST

3/31/98 Unaudited
Balance Sheet and
Income Statement

                             Admitted Assets, Liab.

                     LIFE INSURANCE COMPANY OF THE SOUTHWEST
                     STATUTORY STATEMENT OF ADMITTED ASSETS,
                      LIABILITIES, AND CAPITAL AND SURPLUS
                                   (UNAUDITED)


                                                                  MARCH 31
                                                                  --------
                                                                    1998
                                                                    ----
ADMITTED ASSETS
Cash                                                            $     1,398
Short-term investments                                               38,909
Bonds, at amortized cost                                          1,565,834
Preferred Stock                                                       5,000
Investment in surplus notes                                          26,141
S&P 500 options - long position                                      12,572
Futures contracts                                                       243
Low Income Housing Tax Credit                                         7,493
Mortgage loans on real estate                                       244,942
Policy loans                                                         81,694
Real estate - acquired in satisfaction of debt                          829
                                                                -----------
  Total cash and invested assets                                  1,985,055

Due and deferred premiums                                             1,542
Due and accrued investment income                                    27,882
Amounts recoverable from reinsurers                                      28
Guaranty fund assessment                                              1,839
Other assets                                                          3,172
                                                                -----------
                                                                $ 2,019,518
                                                                ===========

                           Liab & Capital & Surplus


                     LIFE INSURANCE COMPANY OF THE SOUTHWEST
                     STATUTORY STATEMENT OF ADMITTED ASSETS,
                      LIABILITIES, AND CAPITAL AND SURPLUS
                                   (UNAUDITED)



                                                                  MARCH 31
                                                                  --------
                                                                    1998
                                                                    ----
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
  Aggregate reserves for life and annuity policies              $ 1,835,398
  Policy and contract claims                                            603
  Premium and other deposit funds                                     1,257
  Other contract liabilities                                            171
  S&P options - short position                                        3,855
  Asset valuation reserve (AVR)                                      14,417
  Interest maintenance reserve (IMR)                                  7,151
  Unearned investment income                                            426
  Brokered deposits on loaned securities                              5,994
  Dividend payable to stockholder                                         -
  Amounts withheld by company                                           260
  Loaned securities                                                  29,810
  Other liabilities                                                   8,575
                                                                -----------
    Total liabilities                                             1,907,917
                                                                -----------
Capital and surplus:
  Common stock, $10 par value per share; 300,000 shares
    authorized, issued and outstanding in 1997 and 1996               3,000
  Paid-in surplus                                                    32,425
  Unassigned surplus                                                 76,176
                                                                -----------
    Total capital and surplus                                       111,601
                                                                -----------
      Total liabilities and capital and surplus                 $ 2,019,518
                                                                ===========

                                Stmts of Income


                     LIFE INSURANCE COMPANY OF THE SOUTHWEST
                          STATUTORY STATEMENT OF INCOME
                                   (UNAUDITED)


                                                               Quarter Ended
                                                                  MARCH 31
                                                                  --------
                                                                    1998
                                                                    ----
Income:
  Premiums and annuity considerations                           $    69,040
  Net investment income                                              37,402
  Amortization of interest maintenance reserve                          574
  Other income                                                          394
                                                                -----------
    Total income                                                    107,410
                                                                -----------
Benefit and expenses:
  Death and annuity benefits                                          5,777
  Surrender benefits                                                 39,691
  Other policyholder benefits                                           202
  Increase in reserves                                               48,246
                                                                -----------
    Total benefits                                                   93,916
                                                                -----------
  Commissions                                                         5,277
  General insurance expenses                                          2,642
  Taxes, licenses and fees                                              722
  Other                                                                  (2)
                                                                -----------
    Total benefits and expenses                                     102,555

      Net gain from operations before dividends to
        policyholders and federal income taxes                        4,855

  Dividends to policyholders                                              7
                                                                -----------
      Net gain from operations before federal income taxes            4,848

Provision for federal income taxes                                      954
                                                                -----------
      Net gain from operations                                        3,894
      Net realized capital losses                                      (438)
                                                                -----------
      Net income                                                $     3,456
                                                                ===========

LIFE INSURANCE COMPANY
OF THE SOUTHWEST

STATUTORY FINANCIAL STATEMENTS


DECEMBER 31, 1997 AND 1996

                        REPORT OF INDEPENDENT ACCOUNTANTS


April 7, 1998

To the Board of Directors of
Life Insurance Company of the Southwest


We have audited the accompanying statements of admitted assets, liabilities, and capital and surplus (statutory basis) of Life Insurance Company of the Southwest (the "Company") as of December 31, 1997 and 1996, and the related statements of income, of changes in capital and surplus, and of cash flows (statutory basis) for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements were prepared in conformity with accounting practices prescribed or permitted by the Texas Department of Insurance, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between such practices and generally accepted accounting principles are material; they are described in Note 2.

In our opinion, because of the effects of the matters referred to in the preceding paragraph, the financial statements audited by us do not present fairly, in conformity with generally accepted accounting principles, the financial position of Life Insurance Company of the Southwest at December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended.

Also, in our opinion, the financial statements audited by us present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of Life Insurance Company of the Southwest at December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 1.

To the Board of Directors of
Life Insurance Company of the Southwest
Page 2
April 7, 1998

LIFE INSURANCE COMPANY OF THE SOUTHWEST

STATUTORY STATEMENTS OF ADMITTED ASSETS,
LIABILITIES, AND CAPITAL AND SURPLUS (IN THOUSANDS)
--------------------------------------------------------------------------------


                                                             DECEMBER 31,
                                                     ----------------------------
                                                        1997             1996
                                                     -----------      -----------
ADMITTED ASSETS
Cash                                                 $       153      $       242
Short-term investments                                    51,136           22,325
Bonds, at amortized cost                               1,529,853        1,354,441
Investment in surplus notes                               26,200           17,491
S&P 500 options - long position                            5,583            3,600
Futures contracts                                            630                -
Mortgage loans on real estate                            238,097          222,018
Policy loans                                              81,136           74,684
Real estate - acquired in satisfaction of debt             1,827            4,352
                                                     -----------      -----------
    Total cash and invested assets                     1,934,615        1,699,153

Due and deferred premiums                                  1,688            1,639
Due and accrued investment income                         27,679           25,266
Amounts recoverable from reinsurers                          136              271
Guaranty fund assessment                                   1,813            2,017
Other assets                                               1,014            1,112
                                                     -----------      -----------
                                                     $ 1,966,945      $ 1,729,458
                                                     ===========      ===========




                     The accompanying notes are an integral
                  part of these statutory financial statements.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

STATUTORY STATEMENTS OF ADMITTED ASSETS,
LIABILITIES, AND CAPITAL AND SURPLUS (IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                         DECEMBER 31,
                                                                 ----------------------------
                                                                    1997             1996
                                                                 -----------      -----------
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
    Aggregate reserves for life and annuity policies             $ 1,787,109      $ 1,586,467
    Policy and contract claims                                           795              346
    Premium and other deposit funds                                    1,242            1,581
    Other contract liabilities                                           408              677
    S&P options - short position                                       1,526              614
    Asset valuation reserve (AVR)                                     13,559           16,031
    Interest maintenance reserve (IMR)                                 7,026            9,402
    Unearned investment income                                           483              747
    Brokered deposits on loaned securities                             6,620            9,925
    Dividend payable to stockholder                                        -            1,923
    Amounts withheld by company                                          270            2,516
    Loaned securities                                                 30,919                -
    Other liabilities                                                  5,793            3,971
                                                                 -----------      -----------

       Total liabilities                                           1,855,750        1,634,200
                                                                 -----------      -----------

Capital and surplus:
    Common stock, $10 par value per share; 300,000 shares
       authorized, issued and outstanding in 1997 and 1996             3,000            3,000
    Paid-in surplus                                                   32,425           32,425
    Unassigned surplus                                                75,770           59,833
                                                                 -----------      -----------

       Total capital and surplus                                     111,195           95,258
                                                                 -----------      -----------

          Total liabilities and capital and surplus              $ 1,966,945      $ 1,729,458
                                                                 ===========      ===========




                     The accompanying notes are an integral
                  part of these statutory financial statements.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

STATUTORY STATEMENTS OF INCOME
(IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                          YEARS ENDED

                                                                          DECEMBER 31,
                                                                   --------------------------
                                                                     1997             1996
                                                                   ---------        ---------
Income:
    Premiums and annuity considerations                            $ 305,435        $ 202,086
    Net investment income                                            135,502          116,813
    Amortization of interest maintenance reserve                       2,549            3,133
    Other income                                                       1,552              787
                                                                   ---------        ---------

       Total income                                                  445,038          322,819
                                                                   ---------        ---------

Benefit and expenses:
    Death and annuity benefits                                        22,611           19,529
    Surrender benefits                                               161,420          136,805
    Other policyholder benefits                                          626              572
    Increase in reserves                                             200,143          120,992
                                                                   ---------        ---------

       Total benefits                                                384,800          277,898
                                                                   ---------        ---------

    Commissions                                                       24,638           15,164
    General insurance expenses                                        11,827            9,865
    Taxes, licenses and fees                                           2,093            1,278
    Other                                                               (10)              257
                                                                   ---------        ---------

       Total benefits and expenses                                   423,348          304,462
                                                                   ---------        ---------

          Net gain from operations before dividends to
              policyholders and federal income taxes                  21,690           18,357

Dividends to policyholders                                                49               74
                                                                   ---------        ---------

          Net gain from operations before federal income taxes        21,641           18,283

Provision for federal income taxes                                     6,397            4,813
                                                                   ---------        ---------

          Net gain from operations                                    15,244           13,470
          Net realized capital losses                                (1,533)          (1,312)
                                                                   ---------        ---------

          Net income                                               $  13,711        $  12,158
                                                                   =========        =========




                     The accompanying notes are an integral
                  part of these statutory financial statements.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS
(IN THOUSANDS)
--------------------------------------------------------------------------------


Balance at December 31, 1995                               $  90,419

    Net income                                                12,158

    Net unrealized capital gains                               1,475

    Dividends paid to stockholder                             (6,213)

    Decrease in nonadmitted assets                                74

    Increase in asset valuation reserve                       (2,310)

    Other                                                       (345)
                                                           ---------
Balance at December 31, 1996                                  95,258
                                                           ---------

    Net income                                                13,711

    Net unrealized capital gains                               1,490

    Dividends paid or accrued to stockholder                  (1,000)

    Decrease in nonadmitted assets                              (171)

    Decrease in asset valuation reserve                        2,472

    Other                                                       (565)
                                                           ---------
Balance at December 31, 1997                               $ 111,195
                                                           =========



                     The accompanying notes are an integral
                  part of these statutory financial statements.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

STATUTORY STATEMENTS OF CASH FLOWS
(IN THOUSANDS)
-------------------------------------------------------------------------------


                                                                  YEARS ENDED
                                                                  DECEMBER 31,
                                                           --------------------------
                                                             1997             1996
                                                           ---------        ---------
Cash flows from operating activities:
    Premiums and other considerations received             $ 305,630        $ 203,277
    Net investment income received                           136,216          115,600
    Death and accident and health benefit payments            (3,441)          (5,988)
    Surrender benefits paid                                 (161,420)        (136,805)
    Other benefit payments                                   (19,232)         (15,606)
    Dividends paid to policyholders                              (95)             (77)
    Federal income taxes paid                                 (5,244)          (4,005)
    Commissions, expenses and taxes paid                     (38,243)         (26,569)
    Decrease in experience rated refunds                        (197)          (4,290)
    Other benefit payments                                        (2)             (14)
                                                           ---------        ---------
       Net cash provided by operations                       213,972          125,523

Cash flows from investing activities:
    Proceeds from investments sold or matured                338,663          343,345
    Cost of investments acquired                            (541,707)        (476,379)
    Increase in policy loans                                  (6,452)          (9,032)
                                                           ---------        ---------
       Net cash used for investing activities               (209,496)        (142,066)

Cash flows from financing activities:
    Dividends to stockholder                                  (2,923)          (4,290)
    Loaned securities financing                               30,919            9,925
                                                           ---------        ---------
       Net cash provided from financing activities            27,996            5,635

Other sources and applications, net                           (3,750)            (759)
                                                           ---------        ---------

Net decrease in cash and short-term investments               28,722          (11,667)
Cash and short-term investments at beginning of year          22,567           34,234
                                                           ---------        ---------
Cash and short-term investments at end of year             $  51,289        $  22,567
                                                           =========        =========



                     The accompanying notes are an integral
                  part of these statutory financial statements.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


1.    GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT
      ACCOUNTING POLICIES

      GENERAL INFORMATION

      Life Insurance Company of the Southwest (the Company) is an insurance company domiciled in the state of Texas. The Company is a wholly-owned subsidiary of Insurance Investors Life Insurance Company (IIL). At February 1996, IIL was wholly-owned by LSW Holding Company (LSWH) and ownership of LSWH voting equity was as follows:

                Hannover Holdings, Inc.                   38.07%
                Bavarian Re                               25.38
                Hannover Reinsurance                      25.00
                Pilatus Re Limited                        10.62
                Other minority shareholders                 .93
                                                       ---------
                                                         100.00%
                                                       =========

      In February 1996, a controlling two-thirds interest in LSWH was purchased by National Financial Services, Inc., a wholly-owned subsidiary of National Life of Vermont. LSWH was then merged with Hannover Holdings, Inc., and the resulting entity's name was changed to LSW National Holdings, Inc. As a result of these transactions, National Financial Services, Inc., owns a two-thirds interest in LSW National Holdings, Inc. (LSWNH). The voting equity of LSWNH at December 31, 1997 and 1996 is as follows:

                National Financial Services, Inc.         66.67%
                SwissRe Investments                       25.00
                Hannover Reinsurance                       8.33
                                                       ---------
                                                         100.00%
                                                       =========

      The Company writes life and annuity policies in 49 states and the District of Columbia and is subject to regulation by the Texas Department of Insurance (state of domicile) and the insurance regulatory authorities of other states in which it is licensed.

      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The accompanying financial statements have been prepared in accordance with statutory accounting practices prescribed or permitted by the Texas Department of Insurance, which vary in some respects from generally accepted accounting principles (GAAP). The more significant of these differences are as follows:

      - Premium income on ordinary life insurance and annuities is reported as earned when due. For GAAP, annuity and universal life premiums received are accounted for in a manner consistent with accounting for interest-bearing financial instruments. Premium receipts are not reported as revenues, but rather as direct deposits to the contract. Amounts assessed against annuity and universal life policyholders are recognized as revenue in the period assessed.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


      - Acquisition costs such as commissions and other costs related to acquiring new direct business are charged to current operations as incurred, whereas under GAAP such costs are deferred and amortized over the expected lives of the contracts.

      - Aggregate policy reserves are based on statutory mortality and interest requirements without consideration of withdrawals, whereas GAAP reserves are established based on Company or industry experience and considers withdrawals. For certain annuity products where return is indexed to equity markets, the related investment in equity linked options to hedge the additional policy reserve is recorded at amortized cost. Under GAAP the current value of the hedge at the balance sheet date is reflected in both the investment and policy reserve.

      - Future policy benefits which are reinsured are presented as a reduction of gross policy benefit reserves. Unpaid claims which are reinsured are presented as a reduction of gross unpaid claims. Under GAAP these reinsured amounts are recorded as receivables.

      - Deferred income taxes are not provided on differences between the tax basis of assets and liabilities and their reported amounts in the statutory financial statements. Under generally accepted accounting principles, deferred taxes, if any, are provided on these differences.

      - Certain assets designated as "nonadmitted assets" have been excluded from the statutory statements of assets, liabilities, and capital and surplus by a charge to unassigned surplus. Under GAAP, these assets, less applicable allowance accounts, are restored to the balance sheet.

      Nonadmitted assets at December 31, 1997 and 1996 are as follows (in thousands):

                                                      1997        1996
                                                    ---------   ---------
          Guaranty Fund Assessment                  $     500   $     425
          Software                                         82         261
          Other assets                                    858         583
                                                    ---------   ---------

              Total nonadmitted assets              $   1,440   $   1,269
                                                    =========   =========

      - Securities are carried at amortized cost under statutory accounting principles. Fixed maturities classified as "available for sale" are carried at market value under generally accepted accounting principles. Unrealized gains or losses are reflected as a separate component of equity.

      - An Asset Valuation Reserve (AVR) must be recorded under statutory accounting practices. The AVR is designed to stabilize statutory surplus from default losses on bonds, mortgages, real estate and other invested assets and from fluctuations in the value of common stocks. The AVR is calculated as prescribed by the National Association of Insurance Commissioners (NAIC). Under GAAP, no such liability is recorded.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


      - An Interest Maintenance Reserve (IMR) must be recorded under statutory accounting practices. The IMR is recorded to defer interest rate related gains and losses recognized on the sale of bonds prior to maturity. The resulting deferred gain or loss is recognized in statutory operations over the remaining period to maturity. Under generally accepted accounting principles, no such liability is recorded. All gains and losses are recognized immediately through earnings.

      - Net intangible assets arising from the acquisition of business assets are deferred and amortized in relation to the business in force under generally accepted accounting principles. In addition, acquired assets are recorded at fair market value at the date of acquisition. These purchase accounting adjustments are not recognized under statutory accounting principles.

      - For statutory reporting, the Company does not record a liability for guaranty fund assessments until the assessment has been made. Under GAAP, the Company has recorded an additional liability for future guaranty fund assessments relating to certain insolvencies that have occurred as of the balance sheet date in response to an exposure draft released in 1996 entitled, Accounting by Insurance and Other Enterprises For Guaranty-Fund and Certain Other Insurance-Related Assessments.

      INVESTMENTS

      Investments are valued in accordance with the requirements of the National Association of Insurance Commissions (NAIC). Bonds are carried at amortized cost. Mortgage loans are carried at their aggregate unpaid principal balance net of an allowance for doubtful accounts. Policy loans are carried at their aggregate unpaid principal balance. Real estate is carried at cost less accumulated depreciation net of an allowance for market decline.

      The Company's general investment philosophy is to hold fixed maturities for long-term investments. However, in response to changing market conditions, liquidity requirements, interest rate movements and other investment factors, fixed maturities may be sold prior to their maturity. Realized gains and losses on the disposal of investments, net of amounts deferred as part of the IMR, are recognized in net income on the specific identification basis.

      CASH

      Cash includes cash on hand, amounts due from banks and certificates of deposit. Cash on hand and amounts due from banks were $(1,887,221) and $(1,898,385) at December 31, 1997 and 1996, respectively. Certificates of deposits were $2,040,000 and $2,140,000 at December 31, 1997 and 1996,
      respectively.

      SHORT-TERM INVESTMENTS

      Short-term investments are carried at cost, which approximates fair value. For the purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a remaining maturity of one year or less to be short-term investments.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


      FUTURE POLICY BENEFIT RESERVES AND OTHER CONTRACT RESERVES

      Aggregate reserves for future policy benefits for ordinary life policies have been computed under the net level premium method or the Commissioner's Reserve Valuation Method using mortality tables and interest rates as prescribed by state regulatory authorities, without consideration of withdrawals. Interest rate assumptions range from 2-1/2% to 6%. Mortality rates are obtained from statutory mortality tables, primarily the 1941 C.S.O., 1958 C.S.O., and 1980 C.S.O. tables.

      Policy liabilities for future policy benefits on universal life policies, annuities, and endowments, comprise approximately 97% of all aggregate reserves for future policy benefits at December 31, 1997 and 1996. Annuities, which comprise approximately 90% and 89% of all aggregate reserves for future policy benefits at December 31, 1997 and 1996, respectively, are computed under the Commissioners Annuity Reserve Method. Universal life and endowments are computed under the Commissioner's Reserve Valuation Method.

      Policy and contract claims reserves include all reported but unpaid claims and an estimate of claims incurred but not reported, based on Company experience.

      FEDERAL INCOME TAXES

      The Company will file a consolidated tax return for the year ended December 31, 1997. The federal tax return will be consolidated with the Company's parent, Insurance Investors Life Insurance Company, LSW National Holdings, Inc. and LSW Financial Ltd. The method of allocation between the companies is subject to a written agreement, which has been approved by the Texas Commissioner of Insurance and the Company's board of directors. Allocations are limited to the Company's separate return tax liabilities computed as if it had filed a separate tax return.

      REINSURANCE

      Reinsurance premiums, commissions, loss and expense reimbursements and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contract.

      USE OF ESTIMATES

      The preparation of financial statements in accordance with statutory accounting practices prescribed or permitted by the Texas Department of Insurance requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

      RECLASSIFICATIONS

      Certain prior year amounts have been reclassified to conform to the current year presentation.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

2.    RECONCILIATION BETWEEN STATUTORY ACCOUNTING PRINCIPLES AND GAAP

The effects on the financial statements of the variances between practices prescribed and permitted by the Texas Department of Insurance and generally accepted accounting principles are as follows (in thousands):

                                                            December 31,
                                                      1997                1996
                                               ------------------  ------------------
Statutory capital and surplus                  $         111,195   $          95,258
  Cost of insurance acquired (COIA)                        6,033               8,684
  Deferred policy acquisition costs (DAC)                 78,953              62,880
  Deferred income taxes                                   (5,484)              8,902
  Excess of cost over net assets                           2,988               3,248
  Future policy benefit reserves                         (96,238)            (72,647)
  Unrealized gains on investments                         31,774             (11,413)
  Asset valuation reserves                                13,559              16,031
  Interest maintenance reserves                            7,026               9,402
  Guaranty funds assessment                               (4,218)             (5,163)
  Other                                                    7,950               2,794
                                               ------------------  ------------------

            Total differences                             42,343              22,718
                                               ------------------  ------------------

GAAP stockholders' equity                      $         153,538  $          117,976
                                               ------------------  ------------------

                                                             Years ended
                                                            December 31,
                                                      1997                1996
                                               ------------------  ------------------

Statutory net income                           $          13,711   $          12,158
  Annuity premiums                                      (300,194)           (196,005)
  Policy revenues                                          5,102               4,554
  Reinsurance                                             (2,958)             (1,807)
  Policy reserve increase                                 95,776              36,700
  Surrender benefits                                     159,513             134,712
  Deferred policy acquisition expenses                    22,828              12,350
  Amortization of DAC, COIA, and goodwill                 (9,666)             (9,514)
  Annuity benefits                                        18,710              15,161
  Guaranty funds assessment                                    -              (3,957)
  Taxes                                                      917              (1,035)
  Other                                                    4,752               1,495
                                               ------------------  ------------------

            Total differences                             (5,220)             (7,346)
                                               ------------------  ------------------

  GAAP net income                              $           8,491   $           4,812
                                               ------------------  ------------------



3.    INVESTMENTS


      BONDS

      At December 31, 1997 and 1996, the amortized cost and estimated market value of investments in debt securities and surplus notes are as follows (in thousands):

                                                                    GROSS           GROSS           ESTIMATED
                                                 AMORTIZED       UNREALIZED       UNREALIZED          MARKET
DECEMBER 31, 1997                                   COST            GAINS           LOSSES            VALUE
-----------------                               -----------      -----------      -----------      -----------
U.S. government securities                      $    44,495      $     2,030      $       165      $    46,360
Special revenue and assessment obligations           95,401            1,274              736           95,939
Public utilities                                    199,119            2,053            1,044          200,128
Industrial and miscellaneous                        678,470           20,415            2,391          696,494
Private placements                                  123,365            4,284            1,202          126,447
Mortgage-backed securities                          415,203            8,081              825          422,459
                                                -----------      -----------      -----------      -----------
    Total                                       $ 1,556,053      $    38,137      $     6,363      $ 1,587,827
                                                ===========      ===========      ===========      ===========

                                                                    GROSS           GROSS           ESTIMATED
                                                 AMORTIZED       UNREALIZED       UNREALIZED          MARKET
DECEMBER 31, 1996                                   COST            GAINS           LOSSES            VALUE
-----------------                               -----------      -----------      -----------      -----------
U.S. government securities                      $    16,988      $       402      $         2      $    17,388
Special revenue and assessment obligations          121,525              877            2,969          119,433
Public utilities                                    223,567              939            6,102          218,404
Industrial and miscellaneous                        520,584            5,992            7,944          518,632
Private placements                                  135,638            3,089            2,113          136,614
Mortgage-backed securities                          353,630            3,672            5,333          351,969
                                                -----------      -----------      -----------      -----------
    Total                                       $ 1,371,932      $    14,971      $    24,463      $ 1,362,440
                                                ===========      ===========      ===========      ===========

      The amortized cost and estimated market value of debt securities and surplus notes at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

                                                               ESTIMATED
                                              AMORTIZED         MARKET
                                                COST             VALUE
                                             -----------      -----------
                                                    (IN THOUSANDS)
Due in one year or less                      $     5,597      $     5,609
Due after one year through five years            139,638          142,110
Due after five years through ten years           755,384          773,983
Due after ten years                              240,232          243,666
Mortgage-backed securities                       415,202          422,459
                                             -----------      -----------
    Totals                                   $ 1,556,053      $ 1,587,827
                                             ===========      ===========

      Proceeds from sales of investments in debt securities during 1997 were $248,616,938. Gross gains of $1,781,942 and gross losses of $1,367,331 were realized on those sales.

      Proceeds from sales of investments in debt securities during 1996 were $245,794,114. Gross gains of $2,794,583 and gross losses of $5,976,154 were realized on those sales.

      As required by law, at December 31, 1997 and 1996, the Company maintains $7,698,126 and $2,698,020, respectively, of investments on deposit with various regulatory authorities.

      In 1997 and 1996, the Company participated in certain security lending transactions. It is the Company's policy to hold as collateral 103% of the market value of the loaned security, which exceeds statutory requirements. At December 31, 1997 and 1996, the collateral held related to these transactions is $6,620,000 and $9,924,882, respectively, and is included in short-term investments.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


      MORTGAGE LOANS AND REAL ESTATE

      At December 31, 1997 and 1996, the Company's mortgage loans and real estate investments were distributed as follows:

                                   Mortgage Loans         Real Estate
                                  ----------------      ----------------
                                   1997       1996       1997       1996
                                  -----      -----      -----      -----
Geographic Region
-----------------

New England                         0.4%       0.5%         -%         -%
Middle Atlantic                     7.5        2.1          -          -
East North Central                  0.9        0.9          -          -
West North Central                  3.8        4.3          -          -
South Atlantic                     16.2       12.8       41.1       33.6
East South Central                  5.5        6.1          -          -
West South Central                 29.6       42.2       15.2       47.0
Mountain                           21.7       21.7          -          -
Pacific                            14.4        9.4       43.7       19.4
                                  -----      -----      -----      -----
Total                             100.0%     100.0%     100.0%     100.0%
                                  =====      =====      =====      =====

                                   Mortgage Loans         Real Estate
                                  ----------------      ----------------
                                   1997       1996       1997       1996
                                  -----      -----      -----      -----
Property Type
-------------

Residential                         0.8%       1.1%       8.0%       1.3%
Apartment                           3.5        1.8          -          -
Retail                              9.5       14.4          -          -
Office Building                    55.5       45.6       81.5       66.4
Industrial                         27.7       32.2          -          -
Hotel/Motel                         0.4        0.5          -          -
Other Commercial                    2.6        4.4       10.5       32.3
                                  -----      -----      -----      -----
Total                             100.0%     100.0%     100.0%     100.0%
                                  =====      =====      =====      =====

      The Company has recorded allowances for uncollectible balances of $400,000 and $500,000 against mortgage loans as of December 31, 1997 and 1996, respectively. Such allowances are recorded when collectibility, in whole or in part, is in doubt and also to establish a general allowance for the mortgage portfolio.

      Mortgage loans are collateralized by the related properties with the amount of such mortgage loans generally being less than 75% of the properties' estimated fair values at the time the loans are made. The interest rates charged for loans made in 1997 ranged from 7.48% to 8.77%.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


      The Company has recorded allowances for market value declines of $1,065,000 and $2,455,000 against real estate acquired in the satisfaction of debt as of December 31, 1997 and 1996, respectively. Such allowances are recorded when collectibility on the sale of the acquired real estate, in whole or in part, is in doubt and when market value (net of estimated cost of sale) is lower than recorded book value.

      INVESTMENT INCOME

      Net investment income for the years ended December 31, 1997 and 1996 are from the following sources:

                                    1997             1996
                                  ---------        ---------
                                        (IN THOUSANDS)
Bonds                             $ 104,255        $  94,143
Mortgage loans                       20,684           20,286
Real estate                             477            1,274
Policy loans                          4,512            4,132
Short-term investments                2,029              915
Other                                 7,361              274
                                  ---------        ---------
    Gross investment income         139,318          121,024
Less investment expenses             (3,816)          (4,211)
                                  ---------        ---------
    Net investment income         $ 135,502        $ 116,813
                                  =========        =========

      REALIZED GAINS AND LOSSES

      Net realized capital gains (losses) for the years ended December 31, 1997 and 1996 consist of the following:

                                       1997           1996
                                     --------       --------
                                          (IN THOUSANDS)
Bonds sold, called and matured       $    414       $ (2,940)
Common stocks                               -           (375)
Mortgage loans                              -            182
Real estate                            (2,178)        (1,579)
Other                                     (18)             6
                                     --------       --------
                                       (1,782)        (4,706)
Less IMR capital gains (losses)           173         (2,205)
Federal income tax benefit                422          1,189
                                     --------       --------
Net realized capital losses          $ (1,533)      $ (1,312)
                                     ========       ========

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


4.    FAIR VALUE OF FINANCIAL INSTRUMENTS


      The following table represents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1997 and 1996.

                                                        1997                              1996
                                             ---------------------------       ---------------------------
                                              STATEMENT          FAIR           STATEMENT          FAIR
                                                VALUE            VALUE            VALUE            VALUE
                                             ----------       ----------       ----------       ----------
                                                                    ($ IN THOUSANDS)
Nontrading instruments:
    Financial assets:
       Cash and short-term investments       $   51,289       $   51,289       $   22,567       $   22,567
       Investment securities                  1,529,853        1,560,957        1,354,441        1,345,293
       Mortgage loans                           238,097          242,076          222,018          222,857
       Policy loans                              81,136           81,136           74,684           74,684
       Real estate                                1,827            1,912            4,352            4,459
       Surplus notes                             26,200           26,870           17,491           17,247
       S&P options - long position                5,583           13,459            3,600            7,014
       Futures contracts                            630              630                -                -
    Financial liabilities:
       Interest sensitive reserves            1,736,757        1,725,923        1,467,716        1,462,014
       S&P options - short position               1,526            1,526              614            1,891

      The following assumptions were used to estimate the fair value of each class of financial instruments:

      Cash and short-term investments: The statement value approximates fair value due to the relatively short period to maturity of the instruments.

      Investment securities: The fair values of debt securities and equity investments are based on quoted market prices at the reporting date for those or similar investments. Fair values for private placement securities not provided by an independent pricing service are estimated by the Company.

      Mortgage loans: The fair value of mortgage loans has been determined based on certain assumptions, such as a level interest rate and prepayments.

      Policy loans: The fair value of policy loans has been determined based on the face values of the policy loans.

      Real estate: The fair value of real estate has been determined based on internal and external appraisals and discounted cash flow models using interest rate assumptions applicable to the specific properties.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


      Surplus notes: The fair value of surplus note assets is based on quotes provided by an independent pricing service, if available. Fair values for surplus note assets not provided by an independent pricing service are estimated by the Company.

      S&P 500 Call options: The fair value of call options is based on quoted market values at the date of reporting.

      Futures contracts: The fair value of futures contracts is based on quoted market values at the date of reporting.

      Interest sensitive reserves: The fair value of annuities and universal life has been based on the cash surrender values of the policies.


5.    DERIVATIVE FINANCIAL INSTRUMENTS


      The Company may invest or disinvest in various derivative instruments, including equity options, forwards and futures based on the S&P 500 Index, in order to hedge its obligation with respect to indexed annuities and life insurance. These derivative instruments, which in general do not exceed (5%) of liabilities for the indexed annuities and life insurance and are authorized under state law, are purchased from counterparties that conform to the Company's policies and guidelines regarding derivative instruments. The standard position involves contracts of one year or less duration and, except for dynamic portfolio balancing, is held to maturity. The Company analyzes its position in derivative instruments relative to its annuity and insurance requirements each market day. The equity options and forwards are carried at amortized cost with gains or losses recognized upon the sale of the derivative instruments. The Company recorded amortization of options of $936,484 and $3,151,330 during 1996 and 1997, respectively, which is netted against investment income. Futures are carried at market with gains or losses recognized in investment income daily.

      Investments in these types of instruments generally involve the following types of risk: in the case of over-the-counter options, there are no guarantees that markets will exist for these investments if the Company desired to close out a position; exchanges may impose trading limits which may inhibit the Company's ability to close out positions in exchange-listed instruments; and, if the Company has an open position with a dealer that becomes insolvent, the Company may experience a loss.

      Cash is required, depending on market movement, when (1) buying an option or (2) closing an option that may have been written pursuant to dynamic portfolio balancing. A single net payment may be made by one counterparty at maturity. Initial acquisition of instruments and subsequent balancing are performed solely for the purpose of hedging liabilities presented by indexed annuities.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


6.    FEDERAL INCOME TAXES


      A reconciliation between reported tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before federal income taxes and net realized capital gains for the years ended December 31, 1997 and 1996, respectively, follows (in thousands):

                                                            1997           1996
                                                          --------       --------
Computed "expected" tax                                   $  7,575       $  6,399
Difference in statutory reserves and tax reserves              102            224
Amortization (accretion) of bond (premium) discount           (829)          (334)
(Amortization) capitalization of policy acquisition
    costs for tax                                              277             37
Amortization of interest maintenance reserve                  (892)        (1,096)
Other                                                          164           (417)
                                                          --------       --------
Reported provision for federal income taxes               $  6,397       $  4,813
                                                          ========       ========

      At December 31, 1997, the Company had accumulated approximately $5,687,968 in its "policyholders' surplus account." This is a special memorandum tax account into which certain amounts not previously taxed, under prior tax laws, were accumulated. No new additions will be made to this account. Federal income taxes will become payable thereon at the current tax rate
      (a) when and if distributions to the shareholder, other than stock dividends and other limited exceptions, are made in excess of the accumulated previously taxed income; or (b) when a company ceases to be a life insurance company as defined by the Internal Revenue Code and such termination is not due to another life insurance company acquiring its assets in a nontaxable transaction. The Company does not anticipate any transactions that would cause any part of this amount to become taxable.

      At December 31, 1997, the Company has approximately $92,521,204 in its "shareholders' surplus account" from which it can make distributions to IIL without incurring any federal tax liability. The amount of dividends which may be paid by the Company to IIL is limited by statutory regulations.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


7.    POLICY AND BENEFIT RESERVES


      The withdrawal characteristics of the Company's annuity actuarial reserves and deposit liabilities at December 31, 1997 and 1996 are as follows (in thousands):

                                                                          1997                                 1996
                                                                                  % OF                                 % OF
                                                                AMOUNT            TOTAL              AMOUNT            TOTAL
                                                              -----------      ------------        -----------      ------------
Subject to discretionary
    withdrawal with adjustment:
    - at book value less
    surrender charge                                          $   814,031              50.3%       $   663,255              46.9%

Subject to discretionary
    withdrawal without adjustment:
    - at book value                                               778,832              48.2%           729,319              51.6%
Not subject to discretionary
    withdrawal provision                                           23,933               1.5%            20,506               1.5%
                                                              -----------      ------------        -----------      ------------

Total annuity actuarial reserves
    and deposit liabilities (gross)                             1,616,796             100.0%         1,413,080             100.0%

Reinsurance ceded                                                     283                                  339
                                                              -----------                          -----------

Total annuity actuarial reserves
    and deposit liabilities (net)                             $ 1,616,513                          $ 1,412,741
                                                              ===========                          ===========


8.    REINSURANCE


      The Company reinsures portions of certain policies it writes, thereby providing greater diversification of risk and minimizing exposure on larger policies.

      The Company cedes risks on a coinsurance and a yearly renewable term basis in excess of the retention limits of $75,000 for ordinary life and endowment products, excluding the participating ordinary life products, and $150,000 for universal life and single premium endowment products with a minimum cession of $25,000. Risks are ceded on a 50% modified coinsurance basis for certain participating ordinary life products and a 100% modified coinsurance basis for all Equity Indexed Universal Life Policies. The aggregate reserves for life and annuity policies, policy and contract claims, premiums and annuity considerations, and benefits and reserve changes are shown after reduction for reinsurance ceded to other companies.

      A contingent liability exists with respect to reinsurance in the event that the reinsurance companies should be unable to meet their obligations under the reinsurance agreements. Any contingent liability with modified coinsurance is substantially reduced since the coinsurer places funds on deposit with the Company. Funds held under reinsurance agreements were approximately $91,325 and $336,005 at December 31, 1997 and 1996, respectively.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


The following amounts were ceded to reinsurers as of and for the years ended December 31, 1997 and 1996 (in thousands):

                                                         1997         1996
                                                       --------     --------
Aggregate reserves for life and annuity policies       $  3,776     $  3,093
                                                       ========     ========

Policy and contract claims liability                   $    259     $    183
                                                       ========     ========

Premiums and annuity considerations                    $  2,933     $  1,704
                                                       ========     ========

Policy and contract claims incurred                    $    443     $    574
                                                       ========     ========


9.    CAPITAL AND SURPLUS


      The Company is required by the state of Texas to maintain capital and surplus of at least $2,000,000.

      Dividends on Company stock are paid as declared by its board of directors. According to the bylaws of the Company, all statutory profits earned upon the nonparticipating class of business may be paid out as dividends to stockholders. However, not more than 10% of the statutory profits on participating business may be paid out as dividends to stockholders.

      The Company paid $2,923,000 and $4,289,919 in dividends to its immediate parent, IIL, in 1997 and 1996, respectively. The maximum amount of dividends that can be paid without the approval of the Texas Department of Insurance is 10% of surplus or 100% of prior year net income, whichever is greater. In making the determination of the maximum dividend payable, the aggregate dividends paid over the past twelve months must be taken into account. The amount of dividend payment for 1998, based on 1997 results, would be limited to $13,711,144.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


10.   INFORMATION PERTAINING TO THIRD PARTY ADMINISTRATORS


      Set forth is certain information pertaining to the Company's third party administrators for the year ended December 31, 1997.

                                                   TYPES OF   TYPES OF        DIRECT
                                       EXCLUSIVE   BUSINESS   AUTHORITY      PREMIUMS
              NAME                     CONTRACT    WRITTEN     GRANTED       WRITTEN
-----------------------------------    ---------   --------   ---------   --------------
                                                                          (IN THOUSANDS)
Security Planning Associates              No         TSA       Premium
                                                               Collection    $  3,782

Other Third Party Administrators          No         TSA       Premium
                                                               Collection       6,496
                                                                             --------
                                                                             $ 10,278
                                                                             ========


11.   RISK-BASED CAPITAL


      The Texas Department of Insurance imposes risk-based capital (RBC) requirements on life insurance enterprises. The RBC calculation serves as a regulatory benchmark for monitoring life insurance companies by state insurance regulators. The Company has calculated its RBC in accordance with the NAIC Model Rule and the RBC rules as adopted by its state of domicile, Texas. The Company exceeds the minimum RBC levels requiring company or regulatory action as of December 31, 1997.


12.   BENEFIT PLANS


      The Company has a 401(k) defined contribution plan covering substantially all employees. Company contributions under the 401(k) plan include a Company base contribution, equal to 3% of annual compensation (up to but not exceeding Internal Revenue Service compensation limits), and the Company matches employee contributions at a rate of 50% (to a maximum of 3% of compensation). Employees may make voluntary contributions not to exceed the lesser of $9,500 or 10% of annual compensation. Additionally, the Company contributes 3% of compensation in excess of the Social Security taxable wage base (up to but not exceeding the Internal Revenue Service compensation limits). Company contributions approximated $287,000 and $278,000 for the years ended December 31, 1997 and 1996, respectively.


13.   RELATED PARTY TRANSACTIONS


      In connection with the purchase by National Financial Services (NFS), the Company entered into several service agreements with an affiliate, National Life Insurance Company of Vermont (NLV), the terms of which are outlined in the following paragraphs:

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


      Beginning in March 1996, the Company and NLV entered into an investment services agreement whereby NLV manages the Company's bond and cash portfolio for a fee equal to 4.2 basis points per annum of the average balance of the statutory book value of the assets in the bond and cash portfolio for the reporting period. The service fee is paid monthly in arrears. As of December 31, 1997, the Company had recorded investment fees to NLV for the year then ended of $623,770 under the terms of this agreement.

      In 1996, the Company and NLV entered into a tax services agreement whereby NLV performs tax preparation and planning services for the Company and its affiliates for an annual fee not to exceed $50,000 unless increased by mutual agreement by the companies. During 1997, the Company recorded $50,000 in expense under the terms of this agreement.

      A data processing agreement was also entered into in 1996 between the Company and NLV. The agreement covers processing for certain systems and functions, telecommunications, printing and mail processing. The 1997 monthly service fee is equal to $35,000 for the data processing functions plus allocated amounts for telecommunications and mail services. The amount may be increased in future years by mutual agreement between the companies. During 1997, the Company recorded $417,500 in expenses under the terms of this agreement.

      Various other administrative service agreements were entered into between the Company and NLV in 1996. The aggregate expense recorded by the Company associated with these agreements was $162,300 during 1997.

      At December 31, 1997, the Company recorded a fee payable to NLV in the amount of $69,550 for the service agreements presented above.

      In 1997 and 1996, the Company provided certain administrative services to its parent, IIL. IIL paid the Company $31,707 and $45,902 for the years ended December 31, 1997 and 1996, respectively, for these services.


14.   SALE OF HOME OFFICE


      In 1990, the Company sold its home office land and building for $7,500,000 to the Mockingbird Property Limited Partnership. In 1995, the Company foreclosed on the mortgage loan and reduced the carrying value of the foreclosed property by the amount of the deferred gain remaining from the sale. In October 1996, the Company sold its home office land and building for $6,150,000 in cash to an unrelated third party. The Company realized a pretax gain of $832,451 on the sale.

      The Company continues to occupy the space in the building under a lease agreement which expires over the next two years.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


      Rent expense in 1997 and 1996 was $536,595 and $578,220, respectively. Minimum annual rentals are as follows (in thousands):

                1998                            $   539
                1999                                449
                                                -------
                                                $   988
                                                =======


15.   COMMITMENTS AND CONTINGENCIES


      The Company has $21,160,000 in commitments outstanding at December 31, 1997 to fund additional commercial mortgage loans.

      In the ordinary course of its operations, the Company has been named as defendant in various legal actions seeking payments for denied claims and monetary damages. It is management's opinion that the ultimate liability, if any, resulting from the disposition of these matters will not have a materially adverse effect on the Company's financial position.

LIFE INSURANCE COMPANY
OF THE SOUTHWEST

STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995

                      REPORT OF INDEPENDENT ACCOUNTANTS


February 28, 1997

To the Board of Directors of
Life Insurance Company of the Southwest

We have audited the accompanying statutory statements of admitted assets, liabilities, and surplus of Life Insurance Company of the Southwest (the "Company") as of December 31, 1996, and the related statutory statements of income and changes in surplus, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

As described in Note 1, these financial statements were prepared in conformity with accounting principles prescribed or permitted by the Texas Department of Insurance which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between such practices and generally accepted accounting principles are material; they are described in
Note 2.

To the Board of Directors of
Life Insurance Company of the Southwest
Page 2
February 28, 1997


In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Life Insurance Company of the Southwest, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and surplus of Life Insurance Company of the Southwest as of December 31, 1996, and the results of its operations and its cash flows for the year then ended, on the basis of accounting described in Note 1.

The Board of Directors
Life Insurance Company of the Southwest


We have audited the accompanying statutory financial statement of admitted assets, liabilities, and capital and surplus of Life Insurance Company of the Southwest (the Company) as of December 31, 1995, and the related statutory statements of operations, capital and surplus, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described more fully in note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Texas Department of Insurance, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles are described in note 16.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Life Insurance Company of the Southwest as of December 31, 1995, or its results of its operations or its cash flows for the years then ended.

Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of Life Insurance Company of the Southwest as of December 31, 1995, and the results of its operations and its cash flow for the year then ended, on the basis of accounting described in note 1.

KPMG Peat Marwick LLP
Dallas, TX
April 5, 1996

LIFE INSURANCE COMPANY OF THE SOUTHWEST

STATUTORY STATEMENTS OF ADMITTED ASSETS,
LIABILITIES, AND CAPITAL AND SURPLUS (IN THOUSANDS)

--------------------------------------------------------------------------------

                                                                     DECEMBER 31,
                                                        ------------------------------------
                                                              1996                  1995
                                                        ----------------    ----------------
    ADMITTED ASSETS

Cash                                                    $            242    $          3,092
Short-term investments                                            22,325              31,142
Bonds, at amortized cost                                       1,354,441           1,237,514
Investment in surplus notes                                       17,491                 -
S&P 500 options - long position                                    3,600                 -
Mortgage loans on real estate                                    222,018             223,651
Policy loans                                                      74,684              65,652
Real estate - acquired in satisfaction of debt                     4,352               6,680
Real estate - home office                                            -                 5,069
                                                        ----------------    ----------------

  Total cash and invested assets                               1,699,153           1,572,800

Due and deferred premiums                                          1,639               2,039
Due and accrued investment income                                 25,266              23,115
Amounts recoverable from reinsurers                                  271                  72
Guaranty fund asset                                                2,017               1,780
Other assets                                                       1,112               1,154
                                                        ----------------    ----------------
  Total admitted assets                                 $      1,729,458    $      1,600,960
                                                        ================    ================


                     The accompanying notes are an integral
                  part of these statutory financial statements.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

STATUTORY STATEMENTS OF ADMITTED ASSETS,
LIABILITIES, AND CAPITAL AND SURPLUS (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                      DECEMBER 31,
                                                        ------------------------------------
                                                              1996                  1995
                                                        ----------------    ----------------

  LIABILITIES AND CAPITAL AND SURPLUS

Liabilities:
  Aggregate reserves for life and annuity policies      $      1,586,467    $      1,464,392
  Policy and contract claims                                         346               1,624
  Premium and other deposit funds                                  1,581               2,769
  Other contract liabilities                                         677               5,442
  S&P options - short position                                       614                 -
  Asset valuation reserve (AVR)                                   16,031              13,721
  Interest maintenance reserve (IMR)                               9,402              14,739
  Unearned investment income                                         747                 803
  Brokered deposits on loaned securities                           9,925                 -
  Dividend payable to stockholder                                  1,923                 -
  Amounts withheld by company                                      2,516               2,754
  Other liabilities                                                3,971               4,297
                                                        ----------------    ----------------
    Total liabilities                                          1,634,200           1,510,541
                                                        ----------------    ----------------
Capital and surplus:
  Common stock, $10 par value per share; 300,000 shares
    authorized, issued and outstanding in 1996 and 1995            3,000               3,000
  Paid-in surplus                                                 32,425              32,425
  Unassigned surplus                                              59,833              54,994
                                                        ----------------    ----------------
    Total capital and surplus                                     95,258              90,419
                                                        ----------------    ----------------
      Total liabilities and capital and surplus         $      1,729,458    $      1,600,960
                                                        ================    ================


                     The accompanying notes are an integral
                  part of these statutory financial statements.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

STATUTORY STATEMENTS OF INCOME (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                    YEAR ENDED
                                                                    DECEMBER 31,
                                                        ------------------------------------
                                                              1996                  1995
                                                        ----------------    ----------------

Income:
  Premiums and annuity considerations                   $        202,086    $        159,670
  Net investment income                                          116,813             110,943
  Amortization of interest maintenance reserve                     3,133               2,363
  Other income                                                       787                 632
                                                        ----------------    ----------------
    Total income                                                 322,819             273,608
                                                        ----------------    ----------------
Benefits and expenses:
  Death and annuity benefits                                      19,529              22,380
  Surrender benefits                                             136,805             151,668
  Other policyholder benefits                                        572                 629
  Increase in reserves                                           120,992              61,256
                                                        ----------------    ----------------
    Total benefits                                               277,898             235,933

  Commissions                                                     15,164              11,068
  General insurance expenses                                       9,865               8,833
  Taxes, licenses and fees                                         1,278               1,558
  Other                                                              257                 (41)
                                                        ----------------    ----------------
    Total benefits and expenses                                  304,462             257,351
                                                        ----------------    ----------------
      Net gain from operations before dividends to
        policyholders and federal income taxes                    18,357              16,257

Dividends to policyholders                                            74                 110
                                                        ----------------    ----------------
      Net gain from operations before federal income taxes        18,283              16,147
Provision for federal income taxes                                 4,813               4,050
                                                        ----------------    ----------------
      Net gain from operations                                    13,470              12,097
      Net realized capital losses                                 (1,312)             (2,570)
                                                        ----------------    ----------------
      Net income                                        $         12,158    $          9,527
                                                        ================    ================


                     The accompanying notes are an integral
                  part of these statutory financial statements.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (IN THOUSANDS)
--------------------------------------------------------------------------------



Balance at December 31, 1994                                                $         85,027

  Net income                                                                           9,527

  Net unrealized capital gains                                                         2,294

  Dividends paid to stockholder                                                       (2,493)

  Decrease in nonadmitted assets                                                         323

  Increase in asset valuation reserve                                                 (4,047)

  Other                                                                                 (212)
                                                                            ----------------
Balance at December 31, 1995                                                          90,419
                                                                            ----------------
  Net income                                                                          12,158

  Net unrealized capital gains                                                         1,475

  Dividends paid or accrued to stockholder                                            (6,213)

  Decrease in nonadmitted assets                                                          74

  Increase in asset valuation reserve                                                 (2,310)

  Other                                                                                 (345)
                                                                            ----------------
Balance at December 31, 1996                                                $         95,258
                                                                            ================


                     The accompanying notes are an integral
                  part of these statutory financial statements.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

STATUTORY STATEMENTS OF CASH FLOWS (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                    YEAR ENDED
                                                                    DECEMBER 31,
                                                        ------------------------------------
                                                              1996                  1995
                                                        ----------------    ----------------

Cash flows from operating activities:
  Premiums and other considerations received            $        203,277    $        160,176
  Net investment income received                                 115,600             111,769
  Death and accident and health benefit payments                  (5,988)             (7,981)
  Surrender benefits paid                                       (136,805)           (151,668)
  Other benefit payments                                         (15,606)            (14,874)
  Dividends paid to policyholders                                    (77)               (116)
  Federal income taxes paid                                       (4,005)             (3,212)
  Commissions, expenses and taxes paid                           (26,569)            (21,838)
  Decrease in experience rated refunds                            (4,290)                -
  Other                                                              (14)               (214)
                                                        ----------------    ----------------
    Net cash provided by operations                              125,523              72,042

Cash flows from investing activities:
  Proceeds from investments sold or matured                      343,345             552,526
  Cost of investments acquired                                  (476,379)           (633,695)
  Increase in policy loans                                        (9,032)             (7,948)
                                                        ----------------    ----------------
    Net cash used for investing activities                      (142,066)            (89,117)

Cash flows from financing activities:
  Dividends to stockholder                                        (4,290)             (2,492)
  Loaned securities financing                                      9,925                 -
                                                        ----------------    ----------------
    Net cash provided from financing activities                    5,635              (2,492)

Other sources and applications, net                                 (759)               (203)
                                                        ----------------    ----------------

Net decrease in cash and short-term investments                  (11,667)            (19,770)
Cash and short-term investments at beginning of year              34,234              54,004
                                                        ----------------    ----------------
Cash and short-term investments at end of year          $         22,567    $         34,234
                                                        ================    ================


                     The accompanying notes are an integral
                  part of these statutory financial statements.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

   GENERAL INFORMATION

   Life Insurance Company of the Southwest (the Company) is an insurance company domiciled in the state of Texas. The Company is a wholly-owned subsidiary of Insurance Investors Life Insurance Company (IIL). From June 1989 to February 1996, IIL was wholly-owned by LSW Holding Company (LSWH) and ownership of LSWH voting equity was as follows:

          Hannover Holdings, Inc.                                    38.07%
          Bavarian Re                                                25.38
          Hannover Reinsurance                                       25.00
          Pilatus Re Limited                                         10.62
          Other minority shareholders                                  .93
                                                               ------------
                                                                    100.00%
                                                               ============

   In February 1996, a controlling two-thirds interest in LSWH was purchased by National Financial Services, Inc., a wholly-owned subsidiary of National Life of Vermont. LSWH was then merged with Hannover Holdings, Inc., and the resulting entity's name was changed to LSW National Holdings, Inc. As a result of these transactions, National Financial Services, Inc., owns a two-thirds interest in LSW National Holdings, Inc. (LSWNH). The voting equity of LSWNH at December 31, 1996 is as follows:

          National Financial Services, Inc.                          66.67%
          SwissRe Investments                                        25.00
          Other minority shareholders                                 8.33
                                                               ------------
                                                                    100.00%
                                                               ============

   The Company writes life and annuity policies in 49 states and the District of Columbia and is subject to regulation by the Texas Department of Insurance (state of domicile) and the insurance regulatory authorities of other states in which it is licensed.

   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The accompanying financial statements have been prepared in accordance with statutory accounting practices prescribed or permitted by the Texas Department of Insurance, which vary in some respects from generally accepted accounting principles (GAAP). Pursuant to statutory requirements:

- Premium income on ordinary life insurance and annuities is reported as earned when due.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

- Acquisition costs such as commissions and other costs related to acquiring new direct business are charged to current operations as incurred, whereas under GAAP such costs are deferred and amortized over the expected lives of the contracts.

- Aggregate policy reserves are based on statutory mortality and interest requirements without consideration of withdrawals, whereas GAAP reserves are established based on Company or industry experience. For certain annuity products where return is indexed to equity markets, the related investment in equity linked options to hedge the additional policy reserve is recorded at amortized cost. Under GAAP the current value of the hedge at the balance sheet date is reflected in both the investment and policy reserve.

- Future policy benefits which are reinsured are presented as a reduction of gross policy benefit reserves. Unpaid claims which are reinsured are presented as a reduction of gross unpaid claims. Under GAAP these reinsured amounts are recorded as receivables.

- Deferred income taxes are not provided on differences between the tax basis of assets and liabilities and their reported amounts in the statutory financial statements. Under generally accepted accounting principles, deferred taxes, if any, are provided on these differences.

- Certain assets designated as "nonadmitted assets" have been excluded from the statutory statements of assets, liabilities, and capital and surplus by a charge to unassigned surplus. Under GAAP, these assets, less applicable allowance accounts, are restored to the balance sheet.

   Nonadmitted assets at December 31, 1996 and 1995 are as follows (in thousands):

                                                         1996            1995
                                                    -------------    -------------

Guaranty Fund Assessment                            $         425    $         300
Software                                                      261              438
Other assets                                                  583              605
                                                    -------------    -------------
   Total nonadmitted assets                         $       1,269    $       1,343
                                                    =============    =============

- Securities are carried at amortized cost under statutory accounting principles. Fixed maturities classified as "available for sale" are carried at market value under generally accepted accounting principles. Unrealized gains or losses are reflected as a separate component of equity.

- An Asset Valuation Reserve (AVR) must be recorded under statutory accounting practices. The AVR is designed to stabilize statutory surplus from default losses on bonds, mortgages, real estate and other invested assets and from fluctuations in the value of common stocks. The AVR is calculated as prescribed by the National Association of Insurance Commissioners (NAIC). Under GAAP, no such liability is recorded.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------


- An Interest Maintenance Reserve (IMR) must be recorded under statutory accounting practices. The IMR is recorded to defer interest rate related gains and losses recognized on the sale of bonds prior to maturity. The resulting deferred gain or loss is recognized in statutory operations over the remaining period to maturity. Under generally accepted accounting principles, no such liability is recorded. All gains and losses are recognized immediately through earnings.

- Net intangible assets arising from the acquisition of business assets are deferred and amortized in relation to the business in force under generally accepted accounting principles. In addition, acquired assets are recorded at fair market value at the date of acquisition. These purchase accounting adjustments are not recognized under statutory accounting principles.

- For statutory reporting, the Company does not record a liability for guaranty fund assessments until the assessment has been made. Under GAAP, the Company has recorded an additional liability for future guaranty fund assessments relating to certain insolvencies that have occurred as of the balance sheet date in response to an exposure draft released in 1996 entitled Accounting by Insurance and Other Enterprises For Guaranty-Fund and Certain Other Insurance-Related Assessments.

   INVESTMENTS

   Investments are valued in accordance with the requirements of the National Association of Insurance Commissions (NAIC). Bonds are carried at amortized cost. Mortgage loans are carried at their aggregate unpaid principal balance net of an allowance for doubtful accounts. Policy loans are carried at their aggregate unpaid principal balance. Real estate is carried at cost less accumulated depreciation net of an allowance for market decline.

   The Company's general investment philosophy is to hold fixed maturities for long-term investments. However, in response to changing market conditions, liquidity requirements, interest rate movements and other investment factors, fixed maturities may be sold prior to their maturity. Realized gains and losses on the disposal of investments, net of amounts deferred as part of the IMR, are recognized in net income on the specific identification basis.

   CASH

   Cash includes cash on hand, amounts due from banks and certificates of deposit of $2,140,000 and $5,340,000 at December 31, 1996 and 1995,
   respectively.

   SHORT-TERM INVESTMENTS

   Short-term investments are carried at cost, which approximates fair value. For the purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a remaining maturity of one year or less to be short-term investments.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

   FUTURE POLICY BENEFIT RESERVES AND OTHER CONTRACT RESERVES

   Aggregate reserves for future policy benefits for ordinary life policies have been computed under the net level premium method or the Commissioner's Reserve Valuation Method using mortality tables and interest rates as prescribed by state regulatory authorities, without consideration of withdrawals. Interest rate assumptions range from 2-1/2% to 6%. Mortality rates are obtained from statutory mortality tables, primarily the 1941 C.S.O., 1958 C.S.O., and 1980 C.S.O. tables.

   Policy liabilities for future policy benefits on universal life policies, annuities, and endowments, comprise approximately 97% of all aggregate reserves for future policy benefits at December 31, 1996 and 1995. Annuities, which comprise approximately 89% and 88% of all aggregate reserves for future policy benefits at December 31, 1996 and 1995, respectively, are computed under the Commissioners Annuity Reserve Method.

   Policy and contract claims reserves include all reported but unpaid claims and an estimate of claims incurred but not reported, based on Company experience.

   FEDERAL INCOME TAXES

   The Company will file a consolidated tax return for the year ended December 31, 1996. The federal tax return will be consolidated with the Company's parent, Insurance Investors Life Insurance Company, LSW National Holdings, Inc. and LSW Financial Ltd. The method of allocation between the companies is subject to a written agreement, which has been approved by the Texas Commissioner of Insurance and the Company's board of directors. Allocations are limited to the Company's separate return tax liabilities computed as if it had filed a separate tax return.

   In 1995, the Company participated in a tax allocation agreement and was included in the consolidated tax return of IIL.

   REINSURANCE

   Reinsurance premiums, commissions, loss and expense reimbursements and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contract.

   USE OF ESTIMATES

   The preparation of financial statements in accordance with statutory accounting practices prescribed or permitted by the Texas Department of Insurance requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

   RECLASSIFICATIONS

   Certain prior year amounts have been reclassified to conform to the current year presentation.

2. RECONCILIATION BETWEEN STATUTORY ACCOUNTING
     PRINCIPLES AND GAAP

   The effects on the financial statements of the variances between practices prescribed and permitted by the Texas Department of Insurance and generally accepted accounting principles are as follows (in thousands):

                                                                        DECEMBER 31,
                                                                   1996             1995
                                                              -------------    -------------

      Statutory Capital and Surplus                           $      95,258    $      90,419

          Cost of insurance acquired (COIA)                           8,684           12,165
          Deferred policy acquisition costs (DAC)                    62,880           56,304
          Deferred income taxes                                       8,902           (6,694)
          Excess of cost over net assets acquired                     3,248            3,508
          Future policy benefit reserves                            (72,647)         (67,443)
          Unrealized holding gains                                  (11,413)          29,015
          Asset valuation reserves                                   16,031           13,721
          Interest maintenance reserves                               9,402           14,739
          Guaranty funds assessment                                  (5,163)             -
          Other                                                       2,794             (289)
                                                              -------------    -------------
               Total differences                                     22,718           55,026
                                                              -------------    -------------
      GAAP Stockholders' Equity                               $     117,976    $     145,445
                                                              =============    =============

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

                                                                       YEAR ENDED
                                                                       DECEMBER 31,
                                                                    1996           1995
                                                              -------------    -------------


      Statutory net income                                    $      12,158    $       9,527

          Annuity premiums                                         (196,005)        (149,185)
          Policy revenues                                             4,554            3,960
          Reinsurance                                                (1,807)          (3,101)
          Policy reserve increase                                    36,700          (19,593)
          Surrender benefits                                        134,712          150,165
          Deferred policy acquisition expenses                       12,350            7,404
          Amortization of DAC, COIA, and goodwill                    (9,514)          (8,292)
          Annuity benefits                                           15,161           14,551
          Guaranty funds assessment                                  (3,957)              -
          Other                                                         460            1,100
                                                              -------------    -------------
               Total differences                                     (7,346)          (2,991)
                                                              -------------    -------------
      GAAP net income                                         $       4,812    $       6,536
                                                              =============    =============


3. INVESTMENTS

   BONDS

   At December 31, 1996 and 1995, the amortized cost and estimated market value of investments in debt securities are as follows (in thousands):


                                      Gross               Gross           Estimated
       Amortized                 unrealized          unrealized              market
December 31, 1996                 cost              gains                losses                 value
-----------------              ---------------     ---------------    ----------------    ---------------

U.S. government securities     $        16,988     $           402    $              2    $        17,388
Special revenue and
 assessment obligations                121,525                 877               2,969            119,433
Public utilities                       223,567                 939               6,102            218,404
Industrial and miscellaneous           520,584               5,992               7,944            518,632
Private placements                     135,638               3,089               2,113            136,614
Mortgage-backed securities             353,630               3,672               5,333            351,969
                               ---------------     ---------------    ----------------    ---------------
            Totals             $     1,371,932     $        14,971    $         24,463    $     1,362,440
                               ===============     ===============    ================    ===============

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------


                                      Gross               Gross           Estimated
       Amortized                 unrealized          unrealized              market
December 31, 1996                 cost              gains                losses                 value
-----------------              ---------------     ---------------    ----------------    ---------------

U.S. government securities     $       111,448     $         1,839    $          1,001    $       112,286
States and political
 subdivisions                           44,808                 464                 316             44,956
Public utilities                       244,741               4,877               2,646            246,972
Industrial and miscellaneous           382,077              15,226                 515            396,788
Private placements                     121,654               8,322                 359            129,617
Mortgage-backed securities             332,786               8,004               1,340            339,450
                               ---------------     ---------------    ----------------    ---------------
Totals                         $     1,237,514     $        38,732    $          6,177    $     1,270,069
                               ===============     ===============    ================    ===============

   The amortized cost and estimated market value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.


                                                                           Estimated
      Amortized                                            market
       cost                                                 value
                                                    -------------        -------------
                                                               (in thousands)

Due in one year or less                             $      25,591        $      25,732
Due after one year through five years                      79,884               80,685
Due after five years through ten years                    614,528              612,222
Due after ten years                                       298,299              291,832
 Mortgage-backed securities                               353,630              351,969
                                                    -------------        -------------
Totals                                              $   1,371,932        $   1,362,440
                                                    =============        =============

   Proceeds from sales of investments in debt securities during 1996 were $245,794,114. Gross gains of $2,794,583 and gross losses of $5,976,154 were realized on those sales.

   Proceeds from sales of investments in debt securities during 1995 were $457,461,577. Gross gains of $5,990,561 and gross losses of $6,295,069 were realized on those sales.

   As required by law, at December 31, 1996 and 1995, the Company maintains $2,698,020 and $2,592,929, respectively, of investments on deposit with various regulatory authorities.

   In 1996, the Company participated in certain security lending transactions. It is the Company's policy to hold as collateral 103% of the market value of the loaned security, which exceeds statutory requirements. At December 31, 1996, the collateral held related to these transactions is $9,924,882 and is included in short-term investments.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------


   MORTGAGE LOANS AND REAL ESTATE

   At December 31, 1996 and 1995, the Company's mortgage loans and real estate investments (excluding home office properties) were distributed as follows:


                                                  Mortgage Loans         Real Estate
                                                 ----------------     -----------------
                                                  1996       1995      1996       1995
                                                 ------     ------    ------     ------
Geographic Region

New England                                         0.5%       0.5%        -%         -%
Middle Atlantic                                     2.1        2.2         -          -
East North Central                                  0.9        0.9         -          -
West North Central                                  4.3        3.4         -        5.3
South Atlantic                                     12.8        9.0      33.6       10.6
East South Central                                  6.1        6.4         -          -
West South Central                                 42.2       43.2      47.0       71.2
Mountain                                           21.7       24.0         -          -
Pacific                                             9.4       10.4      19.4       12.9
                                                 ------     ------    ------     ------
Total                                            100.00%    100.00%   100.00%    100.00%
                                                 ======     ======    ======     ======

                                                   Mortgage Loans         Real Estate
                                                  ----------------     -----------------
                                                   1996       1995      1996       1995
                                                  ------     ------    ------     ------
Property Type

Residential                                         1.1%       1.3%      1.3%       1.2%
Apartment                                           1.8        2.0         -          -
Retail                                             14.4       15.4         -       16.2
Office Building                                    45.6       45.3      66.4       55.1
Industrial                                         32.2       30.8         -          -
Hotel/Motel                                         0.5        0.5         -          -
Other Commercial                                    4.4        4.7      32.3       27.5
                                                 ------     ------    ------     ------
Total                                            100.00%    100.00%   100.00%    100.00%
                                                 ======     ======    ======     ======

   The Company has recorded allowances for uncollectible balances of $500,000 and $350,000 against mortgage loans as of December 31, 1996 and 1995, respectively. Such allowances are recorded when collectibility, in whole or in part, is in doubt and also to establish a general allowance for the mortgage portfolio.

   Mortgage loans are collateralized by the related properties with the amount of such mortgage loans generally being less than 75% of the properties' estimated fair values at the time the loans are made. The interest rates charged for loans made in 1996 ranged from 7.95% to 8.75%.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

   The Company has recorded allowances for market value declines of $2,455,000 and $3,755,000 against real estate acquired in the satisfaction of debt as of December 31, 1996 and 1995, respectively. Such allowances are recorded when collectibility on the sale of the acquired real estate, in whole or in part, is in doubt and when market value (net of estimated cost of sale) is lower than recorded book value.

   INVESTMENT INCOME

   Net investment income for the years ended December 31, 1996 and 1995 are from the following sources: 1996 1995 (in thousands)

                                                             1996            1995
                                                        -------------    -------------
                                                                 (in thousands)

Bonds                                                   $      94,143    $      88,065
Mortgage loans                                                 20,286           19,895
Real estate                                                     1,274            1,551
Policy loans                                                    4,132            3,641
Short-term investments                                            915            1,179
Other                                                             274              580
                                                        -------------    -------------
    Gross investment income                                   121,024          114,911
Less investment expenses                                       (4,211)          (3,968)
                                                        -------------    -------------
    Net investment income                               $     116,813    $     110,943
                                                        =============    =============

REALIZED GAINS AND LOSSES

Net realized capital gains (losses) for the years ended December 31, 1996 and 1995 consist of the following:

                                                             1996            1995
                                                        -------------    -------------

Bonds sold, called and matured                          $      (2,940)   $         576
Preferred stocks                                                  -               (217)
Common stocks                                                    (375)
Mortgage loans                                                    182              284
Real estate                                                    (1,579)          (2,409)
Other                                                               6              -
                                                        -------------    -------------
                                                               (4,706)          (1,766)

Less amounts deferred as IMR                                    2,205           (1,401)
Federal income tax benefit                                      1,189              597
                                                        -------------    -------------
Net realized capital losses                             $      (1,312)   $      (2,570)
                                                        =============    =============

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following table represents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996 and 1995.


                                       1996                           1995
                            --------------------------     ---------------------------
                            Statement         Fair         Statement          Fair
                              value          value           value           value
                            ----------     -----------     -----------     -----------
                                                  ($ in thousands)
Nontrading instruments:
  Financial assets:
    Cash and
     short-term investments $   22,567     $    22,567     $    34,234     $    34,234
    Investment securities    1,354,441       1,345,293       1,237,514       1,270,069
    Mortgage loans             222,018         222,857         223,651         230,610
    Policy loans                74,684          74,684          65,652          65,652
    Real estate                  4,352           4,459          11,749          11,952
    Surplus notes               17,491          17,247             -               -
    S&P options -
      long position              3,600           7,014             -               -
  Financial liabilities:
    Interest sensitive
     reserves                1,467,716       1,462,014       1,415,419       1,350,401
    S&P options -
      short position               614           1,891             -               -

   The following assumptions were used to estimate the fair value of each class of financial instruments:

   Cash and short-term investments: The statement value approximates fair value due to the relatively short period to maturity of the instruments.

   Investment securities: The fair values of debt securities and equity investments are based on quoted market prices at the reporting date for those or similar investments. Fair values for private placement securities not provided by an independent pricing service are estimated by the Company.

   Mortgage loans: The fair value of mortgage loans has been determined based on certain assumptions, such as a level interest rate and prepayments.

   Policy loans: The fair value of policy loans has been determined based on the face values of the policy loans.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

   Real estate: The fair value of real estate has been determined based on internal and external appraisals and discounted cash flow models using interest rate assumptions applicable to the specific properties.

   Surplus notes: The fair value of surplus notes assets is based on quotes provided by an independent pricing service, if available. Fair values for surplus note assets not provided by an independent pricing service are estimated by the Company.

   S&P 500 Call options: The fair value of call options is based on quoted market values at the date of reporting.

   Interest sensitive reserves: The fair value of annuities and universal life has been based on the cash surrender values of the policies.

5. DERIVATIVE FINANCIAL INSTRUMENTS

   The Company may invest in various derivative instruments, including equity options based on the S&P 500 Index, in order to hedge its obligation with respect to Indexed Annuities. These derivative instruments, which in general do not exceed five percent (5%) of liabilities for the Indexed Annuities and are authorized under state law, are purchased from counterparties which conform to the Company's policies and guidelines regarding derivative instruments. The standard position is a contract of one year duration or less and, except for dynamic portfolio balancing, is held to maturity. The derivatives held by the Company are carried at amortized cost with gains or losses recognized upon the sale of the derivative instruments. During 1996, the Company recorded amortization of $936,484 which is netted against investment income.

   Investments in these types of instruments generally involve the following types of risk: in the case of over-the-counter options, there are no guarantees these markets will exist for these investments if the Company wanted to close out a position; exchanges may impose trading limits which may inhibit the Company's ability to close out positions in exchange-listed instruments; and, if the Company has an open position with a dealer that becomes insolvent, the Company may experience a loss.

   Cash is required, depending on market movement, when (1) buying an option or
   (2) closing an option that may have been written pursuant to dynamic portfolio balancing. A single net payment may be made by one counterparty at maturity. Initial acquisition of instruments and subsequent balancing is performed solely for the purpose of hedging liabilities presented by Indexed Annuities.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

6. FEDERAL INCOME TAXES

   A reconciliation between reported tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before federal income taxes and net realized capital gains for the years ended December 31, 1996 and 1995, respectively, follows (in thousands):

                                                             1996            1995
                                                        -------------    -------------
Computed "expected" tax                                 $       6,399    $       5,651
Difference in statutory reserves and tax reserves                 224             (236)
Amortization (accretion) of bond (premium) discount              (334)            (473)
(Amortization) capitalization of policy acquisition
  costs for tax                                                    37              (45)
Amortization of interest maintenance reserve                   (1,096)            (827)
Other                                                            (417)             (20)
                                                        -------------    -------------
Reported provision for federal income taxes             $       4,813    $       4,050
                                                        =============    =============

   At December 31, 1996, the Company had accumulated approximately $5,700,000 in its "policyholders' surplus account." This is a special memorandum tax account into which certain amounts not previously taxed, under prior tax laws, were accumulated. No new additions will be made to this account. Federal income taxes will become payable thereon at the current tax rate (a) when and if distributions to the shareholder, other than stock dividends and other limited exceptions, are made in excess of the accumulated previously taxed income; or (b) when a company ceases to be a life insurance company as defined by the Internal Revenue Code and such termination is not due to another life insurance company acquiring its assets in a nontaxable transaction. The Company does not anticipate any transactions that would cause any part of this amount to become taxable.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

7. POLICY AND BENEFIT RESERVES

   The withdrawal characteristics of the Company's annuity actuarial reserves and deposit liabilities at December 31, 1996 and 1995 are as follows (in thousands):

                                                  1996                         1995
                                                         % OF                        % OF
                                          AMOUNT        TOTAL          AMOUNT       TOTAL
                                     -------------     -------    -------------    -------
Subject to discretionary
  withdrawal with adjustment:
 - at book value less
  surrender charge                   $     663,255        46.9%   $     591,089       45.8%
                                     -------------     -------    -------------    -------
    Subtotal                               663,255        46.9%         591,089       45.8%

Subject to discretionary
  withdrawal without adjustment:
  - at book value                          729,319        51.6%         680,982       52.8%
Not subject to discretionary
  withdrawal provision                      20,506         1.5%          17,360        1.4%
                                     -------------     -------    -------------    -------

Total annuity actuarial reserves
  and deposit liabilities (gross)        1,413,080       100.0%       1,289,431      100.0%

Reinsurance ceded                              339                          490
                                     -------------                -------------

Total annuity actuarial reserves
  and deposit liabilities (net)      $   1,412,741                $   1,288,941
                                     =============                =============

8. REINSURANCE

   The Company reinsures portions of certain policies it writes, thereby providing greater diversification of risk and minimizing exposure on larger policies.

   The Company cedes risks on a coinsurance and a yearly renewable term basis in excess of the retention limits of $75,000 for ordinary life and endowment products, excluding OMNI, and $150,000 for universal life and single premium endowment products with a minimum cession of $25,000. Risks are ceded on a 50% modified coinsurance basis for certain OMNI products. The aggregate reserves for life and annuity policies, policy and contract claims, premiums and annuity considerations, and benefits and reserve changes are shown after reduction for reinsurance ceded to other companies.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

   A contingent liability exists with respect to reinsurance in the event that the reinsurance companies should be unable to meet their obligations under the reinsurance agreements. Any contingent liability with modified coinsurance is substantially reduced since the coinsurer places funds on deposit with the Company. Funds held under reinsurance agreements were approximately $336,005 and $1,232,677 at December 31, 1996 and 1995,
   respectively.

   The following amounts were ceded to reinsurers as of and for the years ended December 31, 1996 and 1995:

                                                                  1996             1995
                                                             -------------    -------------
     Aggregate reserves for life and annuity policies        $       3,093    $       2,256
                                                             =============    =============
     Policy and contract claims liability                    $         183    $       1,110
                                                             =============    =============
     Premiums and annuity considerations                     $       1,704    $       3,105
                                                             =============    =============
     Policy and contract claims incurred                     $         574    $       2,121
                                                             =============    =============

9. CAPITAL AND SURPLUS

   The Company is required by the state of Texas to maintain capital and surplus of at least $2,000,000.

   Dividends on Company stock are paid as declared by its board of directors. According to the bylaws of the Company, all statutory profits earned upon the nonparticipating class of business may be paid out as dividends to stockholders. However, not more than 10% of the statutory profits on participating business may be paid out as dividends.

   The Company paid $4,289,919 and $2,492,473 in dividends to its immediate parent, IIL, in 1996 and 1995, respectively. In addition, the Company had dividends declared but unpaid of $1,923,000 at December 31, 1996. The maximum amount of dividends that can be paid without the approval of the Texas Department of Insurance is 10% of surplus or 100% of prior year net income, whichever is greater. In making the determination of the maximum dividend payable, the aggregate dividends paid over the past twelve months must be taken into account. The amount of dividend payment for 1997, based on 1996 results, would be limited to $12,157,686.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

10.  INFORMATION PERTAINING TO THIRD PARTY ADMINISTRATORS

     Set forth is certain information pertaining to the Company's third party administrators for the year ended December 31, 1996.

                                            Types of        Types of          Direct
                               Exclusive    Business        Authority        Premiums
           Name                 Contract    Written         Granted          Written
----------------------------  -----------  ----------      -----------  ----------------
                                                                         (in thousands)

Security Planning Associates     No            TSA        Premium          $       4,990
                                                          Collection
Other Third Party
 Administrators                  No            TSA        Premium                  4,330
                                                                        ----------------
                                                          Collection
                                                                           $       9,320
                                                                        ================

11.  RISK-BASED CAPITAL

     The Texas Department of Insurance imposes risk-based capital (RBC) requirements on life insurance enterprises. The RBC calculation serves as a regulatory benchmark for monitoring life insurance companies by state insurance regulators. The Company has calculated its RBC in accordance with the NAIC Model Rule and the RBC rules as adopted by its state of domicile, Texas. The Company exceeds the minimum RBC levels requiring company or regulatory action as of December 31, 1996.

12.  BENEFIT PLANS

     The Company has a 401(k) defined contribution plan covering substantially all employees. Company contributions under the 401(k) plan include a Company base contribution, equal to 3% of annual compensation (up to but not exceeding Internal Revenue Service compensation limits), and the Company matches employee contributions at a rate of 50% (to a maximum of 3% of compensation). Employees may make voluntary contributions not to exceed the lesser of $9,500 or 10% of annual compensation. Additionally, the Company contributes 3% of compensation in excess of the Social Security taxable wage base (up to but not exceeding the Internal Revenue Service compensation limits). Company contributions approximated $278,000 and $244,000 for the years ended December 31, 1996 and 1995, respectively.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

13.  RELATED PARTY TRANSACTIONS

     In connection with the purchase by National Financial Services (NFS), the Company entered into several service agreements with an affiliate, National Life Insurance Company of Vermont (NLV), the terms of which are outlined in the following paragraphs:

     Beginning in March 1996, the Company and NLV entered into an investment services agreement whereby NLV manages the Company's bond and cash portfolio for a fee equal to 4.2 basis points per annum of the average balance of the statutory book value of the assets in the bond and cash portfolio for the reporting period. The service fee is paid monthly in arrears. As of December 31, 1996, the Company had recorded investment fees to NLV for the year then ended of $507,904 under the terms of this agreement.

     In 1996, the Company and NLV entered into a tax services agreement whereby NLV performs tax preparation and planning services for the Company and its affiliates for an annual fee not to exceed $50,000 unless increased by mutual agreement by the companies. During 1996, the Company recorded $33,336 in expense under the terms of this agreement.

     A data processing agreement was also entered into in 1996 between the Company and NLV. The agreement covers processing for certain systems and functions, telecommunications, printing and mail processing. The 1996 monthly service fee is equal to $32,500 for the data processing functions plus allocated amounts for telecommunications and mail services. The amount may be increased in future years by mutual agreement between the companies. During 1996, the Company recorded $314,282 in expenses under the terms of this agreement.

     Various other administrative service agreements were entered into between the Company and NLV in 1996. The aggregate expense recorded by the Company associated with these agreements was $149,453.

     At December 31, 1996, the Company recorded a fee payable to NLV in the amount of $128,100 for the service agreements presented above.

     In 1996 and 1995, the Company provided certain administrative services to its parent, IIL. IIL paid the Company $45,902 and $75,191 for the years ended December 31, 1996 and 1995, respectively, for these services.

14.  SALE OF HOME OFFICE

     In 1990, the Company sold its home office land and building for $7,500,000 to the Mockingbird Property Limited Partnership. In 1995, the Company foreclosed on the mortgage loan and reduced the carrying value of the foreclosed property by the amount of the deferred gain remaining from the sale. In October 1996, the Company sold its home office land and building for $6,150,000 in cash to an unrelated third party. The Company realized a pretax gain of $832,451 on the sale.

LIFE INSURANCE COMPANY OF THE SOUTHWEST

NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

     The Company continues to occupy the space in the building under a lease agreement which expires over the next three years.

     Rent expense in 1996 and 1995 was $578,220 and $1,260,697, respectively. Minimum annual rentals are as follows (in thousands):

          1997                                                $         539
          1998                                                          539
          1999                                                          449
                                                              -------------
                                                              $       1,527
                                                              =============
15.  COMMITMENTS AND CONTINGENCIES

     The Company has $2,500,000 in commitments outstanding at December 31, 1996 to fund additional commercial mortgage loans.

     In the ordinary course of its operations, the Company has been named as defendant in various legal actions seeking payments for denied claims and monetary damages. It is management's opinion that the ultimate liability, if any, resulting from the disposition of these matters will not have a materially adverse effect on the Company's financial position.

16.  SUBSEQUENT EVENT

     In the first quarter of 1997, the Company paid cash dividends of $2,923,000 to its parent company, Insurance Investors Life Insurance Company, of this amount, $1,923,000 was declared and payable at December 31, 1996.

                                     PART C


                               OTHER INFORMATION

                         PART C - OTHER INFORMATION


Item 24.         Financial Statements and Exhibits

                 (a)      Financial statements and schedule included in Part B:

                          Independent Auditor's Report.


                                  Balance Sheets (Statutory Basis)
                                  as of December 31, 1997 and 1996.



                                  Statements of Operations and
                                  Surplus (Statutory Basis) for the years ended December 31, 1997 and 1996.



                                  Statements of Cash Flow
                                  (Statutory Basis) for the years ended
                                  December 31, 1997 and 1996.



                                  Notes to Financial Statements.



                          Independent Auditors' Report.



                                  Balance Sheets (Statutory Basis) as of
                                  December 31, 1996 and 1995



                                  Statement of Operations and Surplus
                                  (Statutory Basis) for the years ended
                                  December 31, 1996 & 1995.



                                  Statement of Cash Flows (Statutory Basis) for the years ended December 31, 1996 and 1995.


                                  Notes to Financial Statements

                 (b)      Exhibits


                          (1) Resolution of the Depositor's Board of Directors authorizing the establishment of the Registrant.*


                          (2)     Not Applicable.


                          (3) Form of Distribution Agreement between the Variable Account/Registrant and Principal Underwriter.



                          (4)     (a)      The form of the variable annuity
                                  policy.
                                  (b)      Form of Enhanced Death Benefit
                                  Rider.
                                  (c)      Form of NIMCRUT Endorsement
                                  (d)      Form of TDA Endorsement
                                  (e)      Form of IRA Endorsement



                          (5)     Variable Annuity Application



                          (6)     (a)      Articles of Incorporation of
                                  Depositor*
                                  (b)      By-Laws of Depositor.*


                          (7)     Not Applicable.


                          (8)     (a)      Form of Amendment to Participation
                                  Agreement by and among Market Street Fund,
                                  Inc., Life Insurance Company of the Southwest
                                  and Equity Services, Inc. dated             ,
                                  1998.

                                  (b)      Form of Amendment to Participation
                                  Agreement by and among Variable Insurance
                                  Products Fund, Fidelity Distributors
                                  Corporation and Life Insurance Company of the
                                  Southwest dated              , 1998.



                                  (c)      Form of Amendment to Participation
                                  Agreement by and among The Alger American
                                  Fund, Life Insurance Company of the
                                  Southwest and Fred Alger and Company, dated
                                            , 1998.



                                  (d)      Form of Participation
                                  Agreement by and among Life Insurance
                                  Company of the Southwest, LSW Variable
                                  Annuity Account I and Strong Variable
                                  Insurance Funds, Inc., Strong Fund II, Inc., and Strong Funds Distributors, Inc., dated
                                                    ,1998.



                                  (e)      Form of Amendment to Participation
                                  Agreement by and among Variable Insurance
                                  Products Fund II, Fidelity Distributors
                                  Corporation and Life Insurance Company of the
                                  Southwest, dated             , 1998.






                          (9) Opinion and Consent of Susan J. Jennings, General Counsel of Life Insurance Company of the Southwest.



                          (10)    (a)      Consent of Sutherland, Asbill &
                                           Brennan LLP



                                  (b)      Consent of PricewaterhouseCoopers LLP



                                  (c)      Consent of KPMG Peat Marwick LLP


                          (11)    Not Applicable.

                          (12)    Not Applicable.


                          (13)    Performance Advertising Calculation
                                  Schedules.



*Incorporated herein by reference ot the N-4 Registration Statement (File No. 333-47363) for LSW Variable Annuity Account I filed March 5, 1998


Item 25.  Directors and Officers of the Depositor


Name and Principal Business Address*    Position with Depositor
------------------------------------    -----------------------

Wade H. Mayo                            President, Chief Executive
                                        Officer and Director

Carl J. Lutz                            Senior Vice President and
                                        Director

James A. Mallon                         Chairman of the Board and Director
National Life Drive
Montpelier, Vermont 05604

Karl-Heinz Klaeser                      Director
200 Crescent Court
Suite 300
Dallas, TX 75201

Rodney A. Buck                          Director
National Life Drive
Montpelier, Vermont 05604

Joseph M. Rob                           Director
National Life Drive
Montpelier, Vermont 05604

D. Russell Morgan                       Director
National Life Drive
Montpelier, Vermont 05604

Susan J. Jennings                       Vice President, General Counsel and
                                        Secretary

Micheal F. Goni                         Managing Vice President - Finance


*Unless otherwise indicated, the principal business address is 1300 West Mockingbird Lane, Dallas, Texas 75247-4921.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

          A list of all persons directly or indirectly controlled by or under common control with National Life Insurance Company, the two thirds owner of LSW, is as set forth below:

          National Life Insurance Company owns 100% of Administrative Services, Inc. and National Financial Services, Inc. National Financial Services, Inc. owns 66.667% of LSW National Holdings, Inc.; LSW National Holdings, Inc. owns 100% of Insurance Investors Life Insurance Company; Insurance Investors Life Insurance Company owns 100% of LSW.

          National Life Insurance Company owns 100% of National Life Investment Management Company, Inc. National Life Investment Management Company, Inc. owns 100% of Sentinel Advisors, Inc., Equity Services, Inc. and NL Capital Management, Inc. Equity Services, Inc. owns 100% of Sentinel Administrative Service Corporation. Sentinel Administrative Service Corporation is the majority partner of Sentinel Administrative Service Company and Sentinel Advisors, Inc. is the majority partner of Sentinel Advisors Company.

          National Life Investment Management Company, Inc. is the majority partner of Sentinel Management Company, and Sentinel Financial Services Company. Sentinel Management Company owns 100% of American Guaranty & Trust Company.

          All of National Life Insurance Company, Administrative Services, Inc., National Financial Services, Inc., LSW National Holdings, Inc., National Life Investment Management Company, Inc., NL Capital Management, Inc., Equity Services, Inc., and Sentinel Administrative Service Corporation are corporations organized under the laws of Vermont. Insurance Investors Life Insurance Company is a corporation organized under the laws of Texas.

          Sentinel Advisors, Inc. and American Guaranty & Trust Company are corporations organized under the laws of Delaware.

          Each of Sentinel Management Company, Sentinel Advisors Company, Sentinel Financial Services Company and Sentinel Administrative Service Company is a general partnership formed under Vermont law.

Item 27.  Number of Contract Owners

          No contracts have been issued to date.

Item 28.  Indemnification

          The By-Laws of Depositor provide, in Section 7 of Article IV, as follows:

                          Section 7. The corporation shall indemnify each
                 Director and officer of the corporation, whether or not then in office, and his heirs, executors and administrators, against all costs and expenses reasonably incurred by or imposed upon him in connection with or arising out of any action, suit or proceeding in which he may be involved by reason of his being or having been a Director or an officer of the corporation, whether the claim asserted against him is based on matters which occurred prior to or subsequent to the adoption of this Bylaw. Such costs and expenses shall include, but shall not be limited to, attorneys' fees and all amounts paid or payable to him (other than amounts paid or payable to the corporation itself) pursuant to any judgment or any reasonable settlement agreement. The corporation shall not, however, indemnify any Director or officer or his heirs, executors or administrators, with respect to such matters as to which he shall be finally adjudged in such action, suit or proceeding or (in the case of a settlement) as to which he shall have been determined by the Board of Directors of the corporation (in the event a Director is involved, he shall not be entitled to vote on the matter) to have been guilty of gross negligence or willful misconduct in performance of his duty as such Director or officer. The foregoing right of indemnification shall not be exclusive of other rights to which any Director or officer shall be entitled as a matter of law.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29  Principal Underwriter

         (a) Equity Services, Inc. (ESI) is the principal underwriter for LSW Variable Annuity Account I, National Life Variable Annuity Account II and National Variable Life Insurance Account.

         (b) The following information is furnished with respect to the officers and directors of ESI:

Name and Principal                      Positions and Offices
Business Address*                       with ESI
-------------------                     --------

Joseph M. Rob                           Chairman, President  & Chief Executive Officer & Director
John M. Grab, Jr.                       Senior Vice President, Chief Financial Officer and Treasurer
Stephen A. Englese                      Vice President - Financial Products
Budd A. Shedaker                        Assistant Vice President - Communications
Gregory D. Teese                        Vice President - Compliance
D. Russell Morgan                       Counsel
Lisa A. Pettrey                         Secretary
Patrick E. Welch                        Director
Thomas H. MacLeay                       Director
Rodney A. Buck                          Director



*Unless otherwise indicated, principal business address is One National Life Drive, Montpelier, Vermont 05604.

Item 30. Location of Accounts and Records

         All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained by Life Insurance Company of the Southwest at 1300 West Mockingbird Lane, Dallas, Texas 75247-4921, or One National Life Drive, Montpelier, Vermont 05604.

Item 31. Management Services

         All management contracts are discussed in Part A or Part B.

Item 32  Undertakings

         (a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payments under the variable annuity contracts may be accepted.

         (b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

         (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this form promptly upon written or oral request.

         (d) Reliance on No-Action Letter Regarding Section 403(b) Retirement Plan. Life Insurance Company of the Southwest and the
Registrant/Variable Account rely on a no-action letter issued by the Division of Investment Management to the American Council of Life Insurance on November 28, 1988 and represent that the conditions enumerated therein have been or will be complied with.

         (e) Life Insurance Company of the Southwest hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Life Insurance Company of the Southwest.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, LSW Variable Annuity Account I, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf, in the City of Dallas and the State of Texas, on the 31st day of July, 1998.



                                  LSW VARIABLE ANNUITY ACCOUNT I
                                            (Registrant)




Attest:  By: /s/ SJJ                   /s/ WHM
             ----------------          -------------------------
         Susan J. Jennings             Wade H. Mayo, President &
         Secretary                     Chief Executive Officer
                                       Life Insurance Company of the Southwest





                                  By:  LIFE INSURANCE COMPANY OF THE SOUTHWEST
                                                   (Depositor)




Attest:  By: /s/ SJJ                   /s/ WHM
             ----------------          -------------------------
         Susan J. Jennings             Wade H. Mayo, President &
         Secretary                     Chief Executive Officer



                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.



Signature                            Title                         Date
---------                            -----                         ----



/s/ WHM                                                              7/31/98
------------------           President                             -----------
Wade H. Mayo                 and Chief Executive Officer,
                             and Director




/s/ JAM                                                              7/31/98
------------------           Chairman of the Board and             -----------
James A. Mallon              Director

/s/ MFG                                                               7/31/98
------------------           Managing Vice President - Finance     -----------
Michael F. Goni              (Chief Accounting Officer)




/s/ RAB                                                               7/31/98
------------------           Director                              -----------
Rodney A. Buck




/s/ CJL                                                               7/31/98
------------------           Senior Vice President and Director    -----------
Carl J. Lutz




/s/ JMR                                                               7/31/98
------------------           Director                              -----------
Joseph M. Rob




/s/ DRM                                                               7/31/98
------------------           Director                              -----------
D. Russell Morgan



/s/ KHK                                                               7/31/98
------------------           Director                              -----------
Karl-Heinz Klaeser